
09012562








LIBERTY
2009

Back to Basics

Uniforms • Services • Solutions

2009 Annual Report

UniFirst

to its customer offering with innovative tool and equipment decontamination services and an expanded line of direct sale safety products. Meanwhile, our technologically advanced cleanroom services operation continued expanding its U.S. geographic reach throughout the course of the year and gained market share in the important pharmaceutical and medical device industries.

Our First Aid business segment, which is particularly sensitive to downward economic pressures, showed a decline in revenues of 9.9% compared to last year as many customers reduced headcounts, thereby reducing product demand, and also sought to control expenses by cutting back on their first aid cabinet and safety supply inventories. To counter the negative economic environment, the segment's route-based B-to-B service operation widened its safety product offerings and created new opportunities through increased sales training programs. Similarly, the unit's complementary safety wholesale supply business increased market share by leveraging its dominant position in the Occupational Health over-the-counter market and by offering additional solutions to existing distributors. The unit's pill packaging operations also benefitted from ramped up selling efforts to private label medication producers.

History has taught us that businesses eliminate jobs much more quickly during bad times than they replace them when times improve. As a result, the timing of economic recoveries in our industry tends to lag national rebounds. This downtime will ultimately impact both our top and bottom line performances going forward. This means we must work flexibly with our business customers and bolster our value offerings in order to help speed their return to full market competitiveness. We'll continue to focus on our strengths that inspire pride in our customers' workforces, that help them differentiate themselves with image enhancing products and services, and that help them keep workers motivated and safe so they can better meet the expectations of their customers.

Leveraging our strong overall financial state, we plan to further boost Sales Force headcounts in our core laundry operations during 2010 as part of our ongoing commitment to gain new customers and capitalize on new sales opportunities. We'll continue to invest significant resources in creating, communicating, and selling the value of our services to prospective and existing customers, while emphasizing the "Basics" in our operations and maintaining fiscal discipline. We foresee our consistent focus on delivering value and quality customer service, coupled with sales productivity improvements, as a catalyst for strong uniform and ancillary services momentum in both our local and National Account sales efforts. Our Specialty Garments segment, meanwhile, is solidly positioned to continue building upon its solid base of energy, high-tech, and healthcare customers, as well as the growing global resurgence of nuclear power interests. And our First Aid segment is poised to gain a stronger selling advantage as we expand its footprint and leverage opportunities by locating new market operations within select UniFirst industrial laundry sites.

Ultimately, all our growth and cost containment initiatives are designed to protect both short and long term profits, while safeguarding the financial interests of our shareholders. Our Company has historically persevered and ultimately grown whenever faced with market challenges. And given our proven track record of success, along with the management strategies we have in place, I remain firmly confident that UniFirst will emerge from the current recession an even stronger and more competitive company—one that will reinforce its well earned reputation as an industry leader.

Thank you for your continued support. I look forward to reporting to you on the progress of your Company in the quarters ahead.



RONALD D. CROATTI

Chairman of the Board, President, and Chief Executive Officer

Financial Highlights


Revenues
(in millions of dollars)
1200
1000
800
600
400
200
0
05
06
07
08
09


Net Income
(in millions of dollars)
80
70
60
50
40
30
20
10
0
05
06
07
08
09


Shareholders' Equity
(in millions of dollars)
650
600
550
500
450
400
350
300
05
06
07
08
09



Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Dear Shareholders

In fiscal year 2009, UniFirst achieved revenues of $1.013 billion, just slightly off 2008's record $1.023 billion. However, when adjusting for an extra week of reporting in 2008, revenues increased 1.0% over the previous year. Net income was $75.9 million, or $3.92 per diluted common share, a 24.4% increase from the $61.0 million, or $3.15 per diluted common share reported in 2008. I feel it's significant to note these results were accomplished within a recessionary economic environment that was arguably the most challenging in our Company's history. Despite the adversity, UniFirst grew organically and achieved record profit levels. I would like to personally thank all our thousands of Team Partner employees throughout North America and Europe for their consistent hard work and sacrifices that allowed us to minimize the negative impact of the recession.

Core Laundry Operations, which represents more than 90% of our total business, saw revenues decrease 0.8% compared to fiscal year 2008. But, again, when adjusting for the extra reporting week last year, revenues increased 1.1%. Most of the gains came from organic growth and positive price adjustments. Complementing these results was a good balance from our year long route sales efforts which added ancillary services to our customer base. The segment also increased its operating margins by approximately 2.5% to attain historically high levels.

Our Company, like so many others, was particularly challenged as the recessionary conditions deepened and unemployment numbers climbed during 2009. In the U.S. and Canada, we were faced with the losses of millions of jobs—many of which came from primary "uniform wearing" industries. Many UniFirst customers were forced to lay off workers, while others had to close their doors entirely. With so many of our uniform wearers losing their jobs, our revenue and growth rates followed suit and naturally trended downward as the year progressed. Not surprisingly, the downturn also led to more intense price competition, as some of our competitors compromised pricing discipline in an attempt to generate sales. Despite the difficult economic conditions, we strengthened our commitment to growth and maximizing shareholder value. To achieve these objectives, we instituted a number of corporate directives aimed at ensuring the highest customer service levels, increasing new account sales, reducing overall expenses, and solidly positioning ourselves to take best advantage of all opportunities when the economy rebounds.

To help counter uniform wearer losses caused by market shrinkage, we ramped up our Sales Force headcounts and focused on innovative ways to better communicate the real value our services bring to business customers. We launched value based sales initiatives to aggressively pursue new business and increase market share in the U.S. and Canada. We also continued targeting new sales prospects in industries that have historically demonstrated resilience during recessionary times. In addition, we added David M. Katz as the newest member of UniFirst's senior executive team. Mr. Katz was recruited to enhance our strategically driven sales and growth culture in his role as Vice President of Sales and Marketing. He comes to us with a multifaceted set of strategic and leadership skills having previously led a successful national sales force for a prominent billion dollar business services provider. A proven executive, Mr. Katz possesses the management, sales, and operations expertise to help our Company's world class sales organization achieve its long term goals.

Our Company's eight decades of consecutive growth attests to the fact that fiscal responsibility has always been the cornerstone of our daily operations. During the year we reemphasized that discipline by instituting a "Back to Basics" business approach that reminded Team Partners to continually seek out the most economical and effective methods while fulfilling our core objective to always exceed customer expectations. Such fiscal accountability is integral to our "Essentials of Service" pledge every Team Partner revisits annually, but one that took on added significance given the year's difficult economic conditions.

As part of our comprehensive effort to deal head on with the receding economy of 2009, we also implemented a multi-phase profit protection plan that aggressively cut spending and overall costs on a Company-wide basis. In so doing, we froze wages, instituted work furloughs, and realigned Team Partner headcounts to business volume ratios. We also consolidated operational functions and completed a comprehensive assessment that ensured all assets and equipment within each of our facilities was being used as productively and efficiently as possible. In the end, these tough operational adjustments significantly reduced our exposure to the negative financial conditions of the marketplace, and our proactive growth and cost containment strategies, along with decreases in energy costs and merchandise amortization, all combined to raise operating profits to an all-time high in 2009.

Consistent with our goal to grow market share, our National Account organization implemented new sales productivity systems that streamlined processes related to the acquisition of large scale, multi-site business accounts. Among these efforts was the use of our proprietary Sale Force Automation software, which significantly increased sales productivity levels at the local market level in recent years. The team also took actions to solidify their consultative capabilities to select niche industries, including healthcare, by training "Specialist Reps" to more fully support customers with their compliance and safety requirements as they relate to personal protective work apparel and facility services products. These, and several other recently implemented national growth efforts, were taken under the strategic direction of our newly appointed sales and marketing executive and we anticipate they will synergistically improve the organization's overall financial performance in the periods ahead.

Our Specialty Garments business, made up of nuclear and cleanroom operations, showed revenue gains of 1.0% over fiscal 2008. Despite this modest increase to the top line, the segment realized a significant increase in operating income to $7.4 million compared to $4.2 million a year ago. Our nuclear group continued European and Canadian market expansions and completed construction of a new radiological laundering plant in the United Kingdom. Once focused exclusively on nuclear garment cleaning and decontamination, this specialty unit added balance

UniFirst Today



Locations

- ★ Corporate Headquarters
- ● Service Locations
- ● Distribution Centers
- ► Manufacturing Plants
- ◆ Nuclear Service Locations
- ⬠ Cleanroom Service Locations
- ▼ First Aid Locations

UniFirst's mission is to consistently deliver enhanced image, identity, and protection solutions that represent the best customer value, produce the greatest user benefits, and earn us recognition as the quality leader in our industry.

UniFirst continues as one of the largest workwear and textile services companies in the world, serving over 200,000 customer locations from sites spread throughout the United States, Canada, and Europe. We design, manufacture, rent, sell, launder, and deliver a wide range of uniforms, career apparel, and protective work garments, as well as a broad selection of related textile items, including floor mats and mops, industrial towels, and wipers. We also provide customers with complementary facility service goods such as paper towels, sanitary tissues, soap and skin care products, and air fresheners.

Our Specialty Garments business provides specialized uniforms, laundering services, and safety products to the nuclear and cleanroom industries via its UniTech and UniClean units. Our First Aid business, comprised of Green Guard and Medique, supplies first aid cabinet services and various safety supplies to diverse manufacturers, retailers, and service organizations.

In fiscal year 2009, UniFirst employed nearly 10,000 Team Partners; operated 163 customer service centers, 13 nuclear decontamination facilities, 5 cleanroom operations, 14 first aid locations, 2 distribution centers, and 4 manufacturing plants—the latter producing the majority of the garments and floorcare products used in our rental service programs.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended August 29, 2009

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number 1-8504

UNIFIRST CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-2103460**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of Principal Executive Offices)(Zip Code)
Registrant's telephone number, including area code: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.10 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___ No ✓

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ___ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ___ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ___ Accelerated filer ✓ Smaller Reporting Company ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___ No ✓

The number of outstanding shares of the Registrant's Common Stock and Class B Common Stock at November 6, 2009 were 14,445,629 and 4,931,369, respectively. The aggregate market value of the voting stock of the Registrant held by non-affiliates as of February 27, 2009 (the last business day of the Registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, was approximately $339,518,256.

Documents Incorporated By Reference

The Registrant intends to file a Definitive Proxy Statement pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, for its 2010 Annual Meeting of Shareholders within 120 days of the end of the fiscal year ended August 29, 2009. Portions of such Proxy Statement are incorporated by reference in Part III of this Annual Report on Form 10-K.

UniFirst Corporation
Annual Report on Form 10-K
For the Fiscal Year Ended August 29, 2009

Table of Contents

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Safe Harbor for Forward Looking Statements" and "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts in 1950, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective work wear clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, restroom supplies, and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We serve businesses of all sizes in numerous industry categories. At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special cleanroom protective wear.

Our principal services include providing customers with uniforms and other non-garment items, picking up soiled uniforms or other items on a periodic basis (usually weekly), and delivering, at the same time, cleaned and processed items. We offer uniforms in a wide variety of styles, colors, sizes and fabrics and with personalized emblems selected by the customer. Our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment services than customers could be themselves, particularly those customers with high employee turnover rates. During fiscal 2009, we manufactured approximately 65% of the garments we placed in service. Because we design and manufacture a majority of our own uniforms and protective clothes, we can produce custom garment programs for our larger customers, offer a diverse range of such designs within our standard line of garments and better control the quality, price and speed at which we produce such garments. In addition, among our competitors, we believe we have the largest in-house digital image processing capability, allowing us to convert an image provided by a customer into customized, mass producible embroidered emblems, typically within two days.

We have six operating segments: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales we made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segments. The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

In fiscal 2009, we generated $1.013 billion in revenue, of which approximately 90% was derived from the US and Canadian Rental and Cleaning and Corporate segments. Specialty Garments and First Aid accounted for approximately 7% and 3% of our 2009 revenues, respectively.

PRODUCTS AND SERVICES

We provide our customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. Our uniform products include shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, we also decontaminate and clean clothes which may have been exposed to radioactive materials and service special cleanroom protective wear. We also offer non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops, restroom supplies and other textile products.

We offer our customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by us, lease programs in which garments are cleaned and maintained by individual employees and purchase programs to buy garments and related items directly. As part of our rental business, we pick up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and deliver back cleaned and processed replacement items. We believe our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment and related services than customers would be by themselves, particularly those customers with high employee turnover rates. Our uniform program is intended not only to help our customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. We primarily serve our customers pursuant to written service contracts that range in duration from three to five years.

CUSTOMERS

We serve businesses of all sizes in numerous industry categories. During each of the past five years, no single uniform rental customer accounted for more than 1% of our revenues. Our typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among our largest customers of our conventional uniform rental business are divisions, units, regional operations or franchised agencies of major, nationally recognized organizations. With respect to our Specialty Garment segment, typical customers include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. We currently service over 200,000 customer locations in the United States, Canada and Europe from approximately 200 customer service, distribution and manufacturing facilities.

MARKETING, SALES, AND CUSTOMER SERVICE

We market our products and services to a diverse customer base and to prospects that range across virtually all industry segments. Marketing contact is made through print advertising, direct mail, publicity, trade shows, catalogs, telemarketing, multiple web sites and direct field sales representation. We have built and maintain an extensive, proprietary database of prescreened and qualified business prospects that have been sourced from our various promotional initiatives, including mailers, web site contacts, advertising responses, sales calls and lists purchased from third-party providers. These prospect records serve as a primary targeting resource for our professional sales organization and are constantly updated, expanded and maintained by an in-house team of specialist database qualifiers and managers. To aid in the effective marketing of products and services, we supply sales representatives with an extensive selection of sales aids, brochures, presentation materials and vertical market communications tools. We also provide representatives with detailed on-line profiles of high opportunity markets to educate them to the typical issues, needs and concerns of those markets. This helps establish credibility and aids their ability to deliver value-based solutions.

We employ a large team of trained professional sales representatives whose sole function is to market our services to potential customers and develop new accounts. While most of our sales representatives are capable of presenting a full range of service solutions, some are dedicated to developing business for a limited range of products and services or have a specific market focus.

For example, in select geographic markets we employ teams of dedicated facility services sales representatives who focus exclusively on developing business for our floor care, restroom and related service programs. We employ specialist executive-level salespeople in our National Account Organization—some who specialize in rental programs and some who specialize in direct sale programs—to target the very largest national companies with known uniform and/or facility services program needs. We believe that effective customer service is the most important element in developing and maintaining our market position. Our commitment to service excellence is reflected throughout our organization. Our route sales representatives are the first line of continuing customer contact, but they are supported by local customer service representatives, local service management staff and local operations management leaders, all of whom are focused on addressing the ongoing needs of customers, constantly delivering high-value service and pursuing total customer satisfaction. Our proprietary CRM information system enables us to respond to customer inquiries or issues within 24 hours and our service personnel are specially trained to handle the daily contact work necessary to effectively manage customer relations.

We measure the speed and accuracy of our customer service efforts on a weekly basis and, through our "Customers for Life" program, we continuously survey, record and report satisfaction levels as a means of auditing current performance and highlighting areas for improvement.

COMPETITION

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are the quality of products, the quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including UniFirst, currently generate over 40% of the industry's volume. Our leading competitors include Cintas Corporation, Aramark Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. We also compete with industry competitors for acquisitions.

MANUFACTURING AND SOURCING

We manufactured approximately 65% of all garments which we placed in service during fiscal 2009. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. Currently, we also manufacture approximately 73% of the mats we place in service at our plant in Cave City, Arkansas.

EMPLOYEES

At August 29, 2009, we employed approximately 9,700 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. We consider our employee relations to be good.

EXECUTIVE OFFICERS

Our executive officers are as follows:

NAME	AGE	POSITION
Ronald D. Croatti	66	Chairman of the Board, President, and Chief Executive Officer
Steven S. Sintros	35	Vice President and Chief Financial Officer
Cynthia Croatti	54	Executive Vice President and Treasurer
Bruce P. Boynton	61	Senior Vice President, Operations
David A. DiFillippo	52	Senior Vice President, Operations
David M. Katz	45	Vice President, Sales and Marketing

The principal occupation and positions for the past five years of our executive officers named above are as follows:

Ronald D. Croatti joined our Company in 1965. Mr. Croatti became Director of our Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of our Company.

Steven S. Sintros joined our Company in 2004. Mr. Sintros served as a Finance Manager in 2004 and Corporate Controller from 2005 until January 2009. Mr. Sintros has served as our Vice President and Chief Financial Officer since January 2009 and has primary responsibility for overseeing the financial functions of our Company, as well as its information systems department.

Cynthia Croatti joined our Company in 1980. Ms. Croatti has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of our Company.

Bruce P. Boynton joined our Company in 1976. Mr. Boynton has served as Senior Vice President, Operations since January 2001, is the chief operating officer for our Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. From 1986 through 2000, Mr. Boynton served as Vice President, Operations.

David A. DiFillippo joined our Company in 1979. Mr. DiFillippo has served as Senior Vice President, Operations since 2002 and has primary responsibility for overseeing the operations of certain regions in the United States. Since 2000, Mr. DiFillippo has served as Vice President, Central Rental Group and, prior to 2000, he served as a Regional General Manager.

David M. Katz joined our Company as Vice President, Sales and Marketing in January 2009. Mr. Katz has primary responsibility for overseeing the sales and marketing functions of our Company. Prior to joining our Company, Mr. Katz worked for DHL Express where he served as the Northeast Vice President of Field Sales, from 2003 to 2007, the Northeast Vice President of National Account Sales from 2007 to 2008 and the Senior Vice President and General Manager of the Northeast from 2008 until January 2009.

Ronald D. Croatti and Cynthia Croatti are siblings. Anthony F. DiFillippo, a member of our Board of Directors, is Cynthia Croatti's uncle and father of David A. DiFillippo.

ENVIRONMENTAL MATTERS

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in, or related to, Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, Williamstown, Vermont, as well as a number of additional locations that we acquired as part of our acquisition of Textilease Corporation in September 2003. For additional discussion refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the risk factor set forth on page 6 of this Annual Report on Form 10-K.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

AVAILABLE INFORMATION

We make available free of charge our Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at www.unifirst.com. In addition, you may request a copy of our filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and any documents incorporated by reference may contain forward looking statements within the meaning of the federal securities laws. Forward looking statements contained in this Annual Report on Form 10-K and any documents incorporated by reference are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may," "will," or the negative versions thereof, and similar expressions and by the context in which they are used. Such forward looking statements are based upon our current expectations and speak only as of the date made. Such statements are highly dependent upon a variety of risks, uncertainties and other important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include, but are not limited to, uncertainties regarding our ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, our ability to compete successfully without any significant degradation in our margin rates, seasonal and quarterly fluctuations in business levels, our ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt our business, the effect of currency fluctuations on our results of operations and financial condition, our dependence on third parties to supply us with raw materials, any loss of key management or other personnel, increased costs as a result of any future changes in federal or state laws, rules and regulations or governmental interpretation of such laws, rules and regulations, uncertainties regarding the price levels of natural gas, electricity, fuel and labor, the impact of adverse economic conditions and the current tight credit markets on our customers and such customers' workforce, the level and duration of workforce reductions by our customers, the continuing increase in domestic healthcare costs, demand and prices for our products and services, additional professional and internal costs necessary for compliance with recent and proposed future changes in Securities and Exchange Commission (including the Sarbanes-Oxley Act of 2002), New York Stock Exchange and accounting rules, strikes and unemployment levels, our efforts to evaluate and potentially reduce internal costs, economic and other developments associated with the war on terrorism and its impact on the economy and general economic conditions. We undertake no obligation to update any forward looking statements to reflect events or circumstances arising after the date on which they are made.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We face intense competition within our industry, which may adversely affect our results of operations and financial condition.

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are quality of products, quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including us, currently generate over 40% of the industry's volume. Our leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material effect on our results of operations and financial condition. We also compete with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of acquisition candidates available to us. If we pay higher prices for businesses we acquire, our returns on investment and profitability may be reduced.

Adverse economic and business conditions continue to affect our customer base and may continue to negatively impact our sales and operating results.

We supply uniform services to many industries that have been subject to one or more of shifting employment levels, changes in worker productivity, uncertainty regarding the impacts of rehiring and a shift to offshore manufacturing. In addition, most of our customers have been adversely affected by the current economic recession and may have reduced worker headcounts as a consequence. The economic hardships among our customer base have also caused, and may continue to cause, some of our customers to restrict expenditures or even cease to conduct business. Lost accounts have increased, and may continue to increase, as we continue to see a larger number of accounts going out of business or in financial distress. All of these factors have, and are likely in the future to continue to have, the effect of reducing the number of employees utilizing our uniform services, which adversely affects our sales and results of operations. The current worldwide economic weakness may negatively impact our revenues and operating performance into fiscal 2010 due to the impact on spending plans and employment levels of our customers and sales prospects.

The expenses we incur to comply with environmental regulations, including costs associated with potential environmental remediation, may prove to be significant and could have a material adverse affect on our results of operations and financial condition.

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits.

We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites in Williamstown, Vermont, as well as a number of additional locations that we acquired as part of our acquisition of Textilease Corporation in September 2003.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. Recently, the United States Environmental Protection Agency (the "EPA") commented on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. We and other parties to the consent decree have met with the EPA to discuss its comments. We have agreed to complete additional environmental investigations and reports, and to discuss further with the EPA its comments. We have accrued costs to perform certain work responsive to the EPA's comments.

On a quarterly basis, we assess each of our environmental sites to determine whether the costs of investigation and remediation of environmental conditions are probable and can be reasonably estimated as well as the adequacy of our accruals with respect to such costs. There can be no assurance that our accruals with respect to our environmental sites will be sufficient or that the costs of remediation and investigation will not substantially exceed our accruals as new facts, circumstances or estimates arise.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

Recent economic trends could adversely affect our financial performance.

Economic downturns and declines in consumption in our markets may affect the levels of both our sales and profitability. The domestic and global economies and financial and credit markets continue to experience declines or slow growth and there continues to be diminished liquidity and credit availability. We believe these conditions have not materially impacted our financial position as of August 29, 2009 or our liquidity for the year ended August 29, 2009. However, we could be negatively impacted if these conditions continue for a sustained period of time, or if there is further deterioration in financial markets and major economies. The current tightening of credit in financial markets may adversely affect the ability of our customers and suppliers to obtain financing, which could result in a decrease in, or cancellation of, our services. In addition, weakening economic conditions and outlook may result in a further decline in the level of our customers' spending that could adversely affect our results of operations and liquidity. We are unable to predict the likely duration and severity of the current disruption in the domestic and global financial markets and the related adverse economic conditions.

Our failure to implement successfully our acquisition strategy and to grow our business could adversely affect our ability to increase our revenues and could negatively impact our profitability.

As part of our growth strategy, we intend to continue to actively pursue additional acquisition opportunities. However, as discussed above, we compete with others within our industry for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. Moreover, the current economic recession has resulted in, and may continue to result in, the sale of fewer target businesses at prices consistent with the current declining market. As a result, acquisition candidates may not be available to us in the future on favorable terms. Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining plant and operating procedures and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense or in disruption to our operations, either of which could negatively impact our ability to achieve anticipated benefits. While we believe we will be able to fully integrate acquired businesses, we can give no assurance that we will be successful in this regard.

Growth of our business will likely require us to increase our work force, the scope of our operating and financial systems and the geographic area of our operations. We believe this growth will increase our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations successfully or that we will be able to maintain or accelerate our growth, and any failure to do so could have an adverse effect on our results of operations and financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that such financings would be available to us on reasonable terms or that any future issuances of securities in connection with acquisitions will not be dilutive to our shareholders.

If we are unable to preserve positive labor relationships or become the target of corporate labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

We employ approximately 9,700 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. Competitors within our industry have been the target of corporate unionization campaigns by multiple labor unions. While our management believes that our employee relations are good, we cannot assure you that we will not experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. The potential for unionization could increase if the United States Congress passes federal "card check" legislation. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products. In addition, significant union representation would require us to negotiate wages, salaries, benefits and other terms with many of our employees collectively and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

Our business may be adversely affected by global, national, regional or industry specific economic slowdowns.

Global, national, regional or industry specific economic slowdowns, as well as events or conditions in a particular area, such as adverse weather and other factors, may adversely affect our operating results. In addition, increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest expense to us under our credit facility and floating rate notes, may adversely affect our operating results.

Our failure to retain our current customers and renew our existing customer contracts could adversely affect our results of operations and financial condition.

Our success depends on our ability to retain our current customers and renew our existing customer contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and to differentiate ourselves from our competitors. In addition, renewal rates are generally adversely affected by the difficult economic and business conditions. We cannot assure you that we will be able to renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have an adverse effect on our results of operations and financial condition.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Any increase in fuel and energy costs could adversely affect our results of operations and financial condition.

Quarterly fluctuations in our nuclear specialty garment business could disproportionately impact our revenue and net income and create volatility in the price of our Common Stock.

Our nuclear decontamination business is affected by shut-downs, outages and clean-ups of the nuclear facilities we service. We are not able to control or predict with certainty when such shut-downs, outages and clean-ups will occur. Our nuclear decontamination business tends to generate more revenue in the first and third fiscal quarters, which is when nuclear power plants typically schedule their plant outages and refuelings and thereby increase nuclear garment utilization. Quarterly fluctuations in our nuclear decontamination business could have a disproportionate impact on revenue and net income and create volatility in the price of our Common Stock.

Our international business results are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

A portion of our sales is derived from international markets. Revenue denominated in currencies other than the U.S. dollar represented approximately 8% of total consolidated revenues for fiscal 2009, 9% for fiscal 2008 and 8% for fiscal 2007. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements, potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations, credit risk or financial condition of local customers, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange controls, and local political and social conditions. There can be no assurance that the foregoing factors will not have an adverse effect on our international operations or on our consolidated financial condition and results of operations.

We own and operate manufacturing facilities in Mexico. Operations in developing nations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar, economic and governmental instability, civil disturbances, volatility in gross domestic production, Foreign Corrupt Practice Act compliance issues and nationalization and expropriation of private assets.

Continuation of current adverse global financial and economic conditions may result in impairment of our goodwill and intangibles.

Our market capitalization over the past year has experienced significant volatility due in part to adverse economic conditions and disruption in the global equity and credit markets. For short periods during fiscal 2009, our market capitalization was below our net book value. Under accounting principles generally accepted in the United States, we may be required to record an impairment charge if changes in circumstances or events indicate that the carrying values of our goodwill and intangible assets exceed their fair value and are not recoverable. Any significant and other than temporary decrease in our market capitalization could be an indicator, when considered together with other factors, that the carrying values of our goodwill and intangible assets exceed their fair value, which may result in our recording an impairment charge. In this time of economic uncertainty, we are unable to predict economic trends, but we continue to monitor the impact of changes in economic and financial conditions on our operations and on the carrying value of our goodwill and intangible assets. Should the value of one or more of our acquired intangibles become impaired, our consolidated earnings and net worth may be materially adversely affected.

Failure to comply with the other state and federal regulations to which we are subject may result in penalties or costs that could have a material adverse effect on our business.

Our business is subject to various other state and federal regulations, including employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate, income or overtime pay, adoption of mandated health benefits, or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and/or contribute to a shortage of available labor and such cost increase or labor shortage, or the penalties for failing to comply with such statutory minimums or regulations, could have an adverse effect on our business, liquidity and results of operations.

Our business may be subject to seasonal and quarterly fluctuations.

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. In addition, our operating results historically have been seasonally lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. We incur various costs in integrating or establishing newly acquired businesses or start-up operations, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Start-up operations in particular lack the support of an existing customer base and require a significantly longer period to develop sales opportunities and meet targeted operating results.

These factors, among others, make it likely that in some future quarters our results of operations may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price of our Common Stock.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our Company, our results of operations could be adversely affected. Our future success also depends upon our ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. There is competition in the market for the services of such qualified personnel and hourly workers and our failure to attract and retain such personnel or workers could adversely affect our results of operations.

We depend on third parties to supply us with raw materials and ship a large portion of our products, and our results of operations could be adversely affected if we are unable to obtain adequate raw materials and ship our products in a timely manner.

We manufactured approximately 65% of all garments which we placed in service during fiscal 2009. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. However, if we were to experience difficulty obtaining any of our raw materials from such suppliers and were unable to obtain new materials or supplies from other industry suppliers, it could adversely affect our results of operations.

We utilize United Parcel Service and other common carriers to ship a large portion of our products. Strikes or other service interruptions affecting such carriers could impair our ability to deliver products on a timely and cost-effective basis. In addition, because we typically bear the cost of shipment to our customers, any increase in shipping rates could adversely affect our operating results.

Unexpected events could disrupt our operations and adversely affect our operating results.

Unexpected events, including, without limitation, fires at facilities, natural disasters, such as hurricanes and tornados, public health emergencies, war or terrorist activities, unplanned utility outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our total consolidated revenues is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

The price of our Common Stock may be highly volatile, which could result in significant price declines.

The price of our Common Stock may experience significant volatility. Such volatility may be caused by fluctuations in our operating results, changes in earnings estimated by investment analysts, the number of shares of our Common Stock traded each day, the degree of success we achieve in implementing our business and growth strategies, changes in business or regulatory conditions affecting us, our customers or our competitors and other factors. In addition, the New York Stock Exchange historically has experienced extreme price and volume fluctuations that often have been unrelated to, or disproportionate to, the operating performance of its listed companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our Common Stock.

We are controlled by our principal shareholders, and our other shareholders may be unable to affect the outcome of shareholder voting.

As of October 30, 2009, the members of the Croatti family owned in the aggregate approximately 299,092 shares of our Common Stock and approximately 4,933,369 shares of our Class B Common Stock, which represents approximately 27.0% of the aggregate number of outstanding shares of our Common Stock and Class B Common Stock, but approximately 77.8% of the combined voting power of the outstanding shares of our Common Stock and Class B Common Stock. As a result, the members of the Croatti family, acting with other family members, could effectively control most matters requiring approval by our shareholders, including the election of a majority of the directors. While historically the members of the Croatti family have individually voted their respective shares of Class B Common Stock in the same manner, there is no contractual understanding requiring this and there is no assurance that the family members will continue to individually vote their shares of Class B Common Stock in the same manner. This voting control by the members of the Croatti family, together with certain provisions of our by-laws and articles of organization, could have the effect of delaying, deferring or preventing a change in control of our Company that would otherwise be beneficial to our public shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of August 29, 2009, we owned or occupied approximately 200 facilities containing an aggregate of approximately 5.4 million square feet located in the United States, Canada, Mexico and Europe. We owned 102 of these facilities, containing approximately 4.0 million square feet. These facilities include our 320,000 square foot Owensboro, Kentucky distribution center and all of our industrial laundry processing plants. We believe our industrial laundry facilities are among the most modern in the industry.

We own substantially all of the machinery and equipment used in our operations. We believe that our facilities and our production, cleaning and decontamination equipment have been well maintained and are adequate for our present needs. We also own a fleet of approximately 2,800 delivery vans, trucks and other vehicles.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to legal proceedings and claims arising from the current conduct of our business operations, including personal injury, customer contract, employment claims and environmental matters as described in our Consolidated Financial Statements. We maintain insurance coverage providing indemnification against the majority of such claims, and we do not expect that we will sustain any material loss as a result thereof.

In addition, we, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. Refer to Note 11 of our Consolidated Financial Statements for further discussion.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK INFORMATION

Our Common Stock trades on the New York Stock Exchange under the symbol "UNF", while our Class B Common Stock is not publicly traded. The following table sets forth, for the periods indicated, the high and low closing prices of our Common Stock on the New York Stock Exchange, and the dividends per share paid on our Common Stock and Class B Common Stock.

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 29, 2009				
First Quarter	$ 47.39	$ 25.60	$ 0.0375	$ 0.0300
Second Quarter	30.55	23.96	0.0375	0.0300
Third Quarter	38.37	20.24	0.0375	0.0300
Fourth Quarter	42.79	34.30	0.0375	0.0300

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 30, 2008				
First Quarter	$ 42.30	$ 36.29	$ 0.0375	$ 0.0300
Second Quarter	41.53	35.97	0.0375	0.0300
Third Quarter	49.56	35.86	0.0375	0.0300
Fourth Quarter	48.36	43.03	0.0375	0.0300

The approximate number of shareholders of record of our Common Stock and Class B Common Stock as of November 6, 2009 were 97 and 20, respectively. We believe that the number of beneficial owners of our Common Stock is substantially greater than the number of record holders because a large portion of our Common Stock is held of record in broker "street names."

We have paid regular quarterly dividends since 1983 and intend to continue such policy subject to, among other factors, our earnings, financial condition and capital requirements. No dividends will be payable unless declared by our Board of Directors and then only to the extent funds are legally available for the payment of such dividends. In the event that our Board of Directors votes to pay a dividend, our Common Stock must receive a dividend equal to no less than 125% of any dividend paid on the Class B Common Stock. On July 7, 2009, our Board of Directors declared a quarterly dividend of $0.0375 and $0.0300 per share on our Common Stock and Class B Common Stock, respectively, that was paid on October 2, 2009 to shareholders of record on September 11, 2009.

The following table sets forth information concerning our equity compensation plans as of August 29, 2009.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	377,750	$ 31.76	231,950
Equity compensation plans not approved by security holders	—	N/A	—
Total	377,750	$ 31.76	231,950

Stock Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our Common Stock, based on the market price of our Common Stock, with the cumulative total shareholder return of a peer group and of companies within the Standard & Poor's 500 Stock Index, in each case assuming reinvestment of dividends. The calculation of cumulative total shareholder return assumes a $100 investment in our Common Stock, the peer group and the S&P 500 Stock Index on August 31, 2004. The peer group is composed of Cintas Corporation and G & K Services, Inc. In prior years, we included Angelica Corporation within our peer group; however, on August 4, 2008 Angelica Corporation stopped actively trading as a result of its merger with a subsidiary of Lehman Brothers Merchant Banking. As a result, Angelica Corporation has been excluded from the cumulative total return calculation for all years presented.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among UniFirst Corporation, The S&P 500 Index
And A Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
8/04
8/05
8/06
8/07
8/08
8/09
UniFirst Corporation
S&P 500
Peer Group

*$100 invested on 8/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The selected consolidated balance sheet data set forth below as of August 29, 2009 and August 30, 2008 and the selected consolidated income statement data for the three years in the period ended August 29, 2009 are derived from our audited Consolidated Financial Statements included in this Annual Report on Form 10-K. All other selected consolidated financial data set forth below are derived from our audited financial statements not included in this Annual Report on Form 10-K. The per share data listed below is accounted for in accordance with the Emerging Issues Task Force ("EITF") Issue No. 03-6, *Participating Securities and the Two-Class Method under FAS 128*. EITF Issue No. 03-6 provides guidance in determining when the two-class method, as defined in Statements of Financial Accounting Standards ("SFAS") No. 128, *Earnings per Share,* should be utilized in calculating earnings per share. Our Common Stock has a 25% dividend preference to our Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. EITF Issue No. 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their respective dividend rights.

Five Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August (In thousands, except per share data)	2009	2008	2007	2006	2005
Selected Balance Sheet Data:					
Total assets	$ 1,008,785	$ 981,667	$ 874,464	$ 829,702	$ 748,305
Long-term obligations	$ 182,015	$ 235,539	$ 206,049	$ 210,535	$ 176,671
Shareholders' equity	$ 627,035	$ 556,770	$ 497,327	$ 452,545	$ 412,342
Selected Income Statement Data:					
Revenues	$ 1,013,416	$ 1,023,175	$ 902,102	$ 820,972	$ 763,842
Depreciation and amortization	$ 57,789	$ 53,784	$ 48,512	$ 45,310	$ 43,927
Income from operations	$ 134,036	$ 108,638	$ 84,152	$ 73,403	$ 76,172
Other expense, net	$ 7,571	$ 9,939	$ 10,690	$ 9,146	$ 7,001
Provision for income taxes	$ 50,613	$ 37,721	$ 28,267	$ 25,049	$ 25,823
Net income	$ 75,852	$ 60,978	$ 45,195	$ 39,208	$ 43,348
Income per share:					
Basic - Common stock	$ 4.14	$ 3.33	$ 2.47	$ 2.25	$ 2.51
Basic - Class B Common Stock	$ 3.31	$ 2.66	$ 1.98	$ 1.80	$ 2.01
Diluted - Common stock	$ 3.92	$ 3.15	$ 2.34	$ 2.03	$ 2.24
Dividends per share:					
Common stock	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

UniFirst Corporation, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

We serve businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. We also provide our customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

We continue to expand into additional geographic markets through acquisitions and organic growth. We currently service over 200,000 customer locations in the United States, Canada and Europe from approximately 200 customer service, distribution and manufacturing facilities.

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision maker, as defined under SFAS No. 131, is our chief executive officer. We have six operating segments based on the information reviewed by our chief executive officer: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. Refer to Note 15 of our Consolidated Financial Statements for our disclosure of segment information.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by us as our 'industrial laundry operations' and we refer to the locations related to this reporting segment as our 'industrial laundries'.

The MFG operating segment designs and manufactures uniforms and non-garment items primarily for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The amounts reflected as revenues of MFG are generated when goods are shipped from our manufacturing facilities to our other locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by our management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany MFG revenues and MFG income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG, net of the intercompany MFG elimination, was $27.7 million, $29.1 million, and $25.1 million for the years ended August 29, 2009, August 30, 2008 and August 25, 2007, respectively. This income offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above our manufacturing cost.

The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the segment disclosures in Note 15 to our Consolidated Financial Statements, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by our chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by us.

We refer to our US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as our 'core laundry operations'.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

Approximately 90% of our revenues in fiscal 2009 were derived from US and Canadian Rental and Cleaning, and Corporate. A key driver of this business is the number of workers employed by our customers. Our revenues are directly impacted by fluctuations in these employment levels. Revenues from Specialty Garments, which accounted for 7% of our 2009 revenues, increase during outages and refueling by nuclear power plants, as garment usage increases at these times. First Aid represented 3% of our total revenue in fiscal 2009.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Use of Estimates

The preparation of our financial statements is in conformity with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. The actual results could differ from our estimates.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income), in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive (loss) income in the accompanying Consolidated Balance Sheets.

Revenue Recognition and Allowance for Doubtful Accounts

We recognize revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the services are performed or when the product is shipped. Our judgment and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. We consider specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of our evaluation. Changes in our estimates are reflected in the period they become known. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in our estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Our revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Our inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to our customers or used in our rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than the amount we projected, additional inventory write-downs may be required. We use the first-in, first-out ("FIFO") method to value our inventories, which primarily consist of finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, our management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if we make significant changes to our estimates.

Goodwill, Intangibles and Other Long-Lived Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized. SFAS No. 142 requires that companies test goodwill for impairment on an annual basis. In addition, SFAS No. 142 also requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

During the fiscal quarter ended February 28, 2009, there was a decline in the market value of the Company's stock as well as significant deterioration in general economic conditions. The decline in the Company's market capitalization prompted the Company's management to conduct a goodwill analysis, in accordance with the provisions of SFAS No. 142, to determine if an impairment of goodwill existed. Based on the outcome of the Company's analysis, it concluded that no impairment existed as of February 28, 2009.

We complete our annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or other intangible assets in fiscal 2009, 2008 or 2007.

We cannot predict future economic conditions or the future market value of our stock or their impact on the Company. A decline in our market capitalization and/or deterioration in general economic conditions could negatively and materially impact our assumptions and assessment of the fair value of our business. If general economic conditions or our financial performance deteriorate, we may be required to record a goodwill impairment charge in the future which could have a material impact on our financial condition and results of operations.

Property, plant and equipment, and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on our estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There were no impairments of property, plant and equipment, goodwill or definite-lived intangible assets in fiscal 2009, 2008 or 2007.

Insurance

We self-insure for certain obligations related to health, workers' compensation, vehicles and general liability programs. We also purchase stop-loss insurance policies to protect ourselves from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. Our estimates consider historical claim experience and other factors. Our liabilities are based on our estimates, and, while we believe that our accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in our claim experience, our ability to settle claims or other estimates and judgments we use could have a material impact on the amount and timing of expense for any given period.

Environmental and Other Contingencies

We are subject to legal proceedings and claims arising from the conduct of our business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with our attorneys and outside consultants, in our consideration of the relevant facts and circumstances, before recording a contingent liability. We record accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of our attorneys and outside consultants.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 3.5% to 4.2% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, our estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of our attorneys and outside consultants based on changing legal or factual circumstances could have a material impact on the amounts recorded for our environmental and other contingent liabilities. Refer to Note 11 of our Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

We follow the provisions of SFAS No. 143, *Accounting for Asset Retirement Obligations*, which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under this accounting method, we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

We have recognized as a liability the present value of the estimated future costs to decommission our nuclear laundry facilities in accordance with the provisions of SFAS No. 143. We depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-five years.

Our estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 5.7% to 7.5%. Revisions to the liability could occur due to changes in the estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revisions in our estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Derivative Financial Instruments

We account for our derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and related authoritative guidance. All derivative instruments are recorded as other assets or other liabilities at fair value, in accordance with SFAS No. 157, *Fair Value Measurements.* All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in our Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive (loss) income until expense from the cash flows of the hedged items are recognized. We perform an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness, is immediately recognized as income or expense.

Our hedging activities are transacted only with highly rated institutions, which reduces our exposure to credit risk in the event of nonperformance.

Supplemental Executive Retirement Plan and other Pension Plans

We account for our Supplemental Executive Retirement Plan and other pension plans in accordance with SFAS No. 87, *Employer's Accounting for Pension,* as amended by SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense calculated under SFAS No. 87 is generally independent of funding decisions or requirements.

The calculation of pension expense and the corresponding liability requires us to use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in our assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. We compute income tax expense by jurisdiction based on our operations in each jurisdiction.

We are periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating our exposure associated with various filing positions, we recorded estimated reserves as required by FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* Refer to Note 4, "Income Taxes", for further discussion regarding our adoption of FIN No. 48, which occurred on August 26, 2007. FIN No. 48 fundamentally changed the way we are required to treat our uncertain tax positions for financial accounting purposes.

Results of Operations

The following table presents (in thousands, except for percentages), as a percent of total revenue, certain selected financial data for our three fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007. Operating costs presented in the table below include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs associated with operating our industrial laundries, Specialty Garments facilities, First Aid locations and our distribution center. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

							% Change	
	FY 2009	% of Revenues	FY 2008	% of Revenues	FY 2007	% of Revenues	FY 2009 vs. FY 2008	FY 2008 vs. FY 2007
Revenues	$ 1,013,416	100.0%	$ 1,023,175	100.0%	$ 902,102	100.0%	-1.0 %	13.4%
Costs and expenses:								
Operating costs (1)	609,629	60.2	643,886	62.9	572,221	63.4	-5.3	12.5
Selling and administrative expenses (1)	211,962	20.9	216,867	21.2	197,217	21.9	-2.3	10.0
Depreciation and amortization	57,789	5.7	53,784	5.3	48,512	5.4	7.4	10.9
	879,380	86.8	914,537	89.4	817,950	90.7	-3.8	11.8
Income from operations	134,036	13.2	108,638	10.6	84,152	9.3	23.4	29.1
Other expense (income)	7,571	0.7	9,939	1.0	10,690	1.2	-23.8	-7.0
Income before income taxes	126,465	12.5	98,699	9.6	73,462	8.1	28.1	34.4
Provision for income taxes	50,613	5.0	37,721	3.7	28,267	3.1	34.2	33.4
Net income	$ 75,852	7.5%	$ 60,978	6.0%	$ 45,195	5.0%	24.4 %	34.9%

(1) Exclusive of depreciation on our property, plant and equipment and amortization of our intangible assets.

Revenues and income (loss) from operations by reporting segment for the three fiscal years ended August 29, 2009, August 30, 2008, and August 25, 2007, are presented in the following table. Refer to Note 15 of the Consolidated Financial Statements for discussion of our reporting segments.

	Fiscal year ended August		
(in thousands)	2009	2008	2007
Segment Information			
Revenues			
US and Canadian Rental and Cleaning	$ 904,902	$ 911,044	$ 799,515
MFG	86,139	91,834	89,209
Net intercompany MFG elimination	(86,139)	(91,834)	(89,209)
Corporate	7,759	8,942	7,945
Subtotal: Core Laundry Operations	912,661	919,986	807,460
Specialty Garments	72,340	71,637	62,868
First Aid	28,415	31,552	31,774
	$ 1,013,416	$ 1,023,175	$ 902,102
Income (loss) from operations			
US and Canadian Rental and Cleaning	$ 158,198	$ 137,341	$ 111,801
MFG	27,828	32,067	30,718
Net intercompany MFG elimination	(420)	(2,632)	(5,366)
Corporate	(60,213)	(63,229)	(58,925)
Subtotal: Core Laundry Operations	125,393	103,547	78,228
Specialty Garments	7,360	4,204	4,498
First Aid	1,283	887	1,426
	$ 134,036	$ 108,638	$ 84,152

The current worldwide economic weakness may negatively impact our revenues and operating performance into fiscal 2010 due to the impact on spending plans and employment levels of our customers and sales prospects. Throughout fiscal 2009, U.S. unemployment rates continued to rise, which impacted our broad customer base. Lost accounts have increased, and may continue to increase, as we continue to see a larger number of accounts going out of business or in financial distress.

General

We derive our revenues through the design, manufacture, personalization, rental, cleaning, delivering, and selling of a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks and aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We have five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments"), and First Aid. We refer to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as our "core laundry operations."

Operating costs include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs, and distribution costs associated with operating our core laundry operations, Specialty Garments facilities, and First Aid locations. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

Fiscal Year Ended August 29, 2009 Compared with Fiscal Year Ended August 30, 2008

Revenues

	August 29, 2009	August 30, 2008	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 912,661	$ 919,986	$ (7,325)	-0.8%
Specialty Garments	72,340	71,637	703	1.0
First Aid	28,415	31,552	(3,137)	-9.9
Total consolidated revenues	$ 1,013,416	$ 1,023,175	$ (9,759)	-1.0%

In fiscal 2009, our consolidated revenues decreased by $9.8 million from the comparable period in 2008, or 1.0%. The consolidated decrease was primarily driven by a $7.3 million decrease in revenues from our core laundry operations. Core laundry operations' revenues decreased from $920.0 million in fiscal 2008 to $912.7 million in fiscal 2009, or 0.8%. This decrease was primarily due to the effect of an extra week in fiscal 2008 compared to 2009, which accounted for a 1.9% decrease in revenues. Unfavorable fluctuations in the Canadian foreign exchange rate also accounted for a 1.3% decrease in revenue. These decreases were offset by organic growth of 1.3% and acquisition-related growth of 1.1%. Organic growth is comprised of new sales, additions to our existing customer base and price increases offset by lost accounts and reductions to our existing customer base. The decrease in our organic growth rate from 7.2% in fiscal 2008 to 1.3% in fiscal 2009 is primarily due to the high rate of wearer reductions in our existing customer base. Throughout fiscal 2009, the deteriorating worldwide economic conditions resulted in increased domestic layoffs, which were reflected in the reduction of wearers throughout our broad customer base. Lost accounts also increased over the prior year as we saw a larger number of accounts either go out of business or in financial distress.

Specialty Garments revenues increased from $71.6 million in fiscal 2008 to $72.3 million in fiscal 2009, or 1.0%. This increase was primarily due to growth in our Canadian customers and our cleanroom operations. Revenues for the First Aid segment decreased 9.9%, from $31.6 million in fiscal 2008 to $28.4 million in fiscal 2009. This segment of our business was particularly impacted by the declining economic conditions in fiscal 2009.

Operating costs

Operating costs decreased as a percentage of revenues from 62.9%, or $643.9 million, to 60.2%, or $609.6 million, for fiscal 2008 and fiscal 2009, respectively. This decrease was primarily driven by lower merchandise costs in our core laundry operations as well as lower fuel costs associated with operating our fleet of delivery trucks and lower natural gas costs for our industrial laundries. As a result of headcount reductions during fiscal 2009, there was a decrease in payroll costs. These benefits were partially offset by higher healthcare and other payroll-related costs as a percentage of revenues.

Specialty Garments operating costs decreased from prior year primarily due to lower merchandise amortization as well as improved direct sale margins. In addition, the segment benefitted from lower production payroll-related costs as a percent of revenues.

Selling and administrative expense

Our selling and administrative expenses decreased as a percentage of revenues from 21.2%, or $216.9 million, to 20.9%, or $212.0 million, for fiscal 2008 and fiscal 2009, respectively. This decrease was primarily due to a decrease in payroll costs, as a result of headcount reductions in fiscal 2009, as well as lower workers' compensation costs. We also benefitted from reduced travel and other administrative costs as we continued to focus on controlling our expenses. These benefits were partially offset by higher healthcare and other payroll-related costs as a percentage of revenues. We also recorded charges to our environmental reserves totaling $6.2 million in fiscal 2009 compared to adjustments totaling only $2.5 million in fiscal year 2008.

Depreciation and amortization

Depreciation and amortization expense increased $4.0 million, from $53.8 million in fiscal 2008 to $57.8 million in fiscal 2009. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity.

Income from operations

For the year ended August 29, 2009, the changes in our core laundry operations', Specialty Garments and First Aid segment's revenues, as well as the changes in our costs discussed above, resulted in the following changes in our income from operations:

	August 29, 2009	August 30, 2008	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 125,393	$ 103,547	$ 21,846	21.1%
Specialty Garments	7,360	4,204	3,156	75.1
First Aid	1,283	887	396	44.5
Total consolidated income from operations	$ 134,036	$ 108,638	$ 25,398	23.4 %
Percentage of total revenues	13.2%	10.6%		

Other expense (income)

Other expense (income), which includes interest expense, interest income and foreign currency exchange (gain) loss, decreased by $2.3 million to $7.6 million in fiscal 2009 compared to $9.9 million in fiscal 2008. Net interest expense decreased due to lower debt outstanding during fiscal 2009 as well as lower interest rates affecting our variable interest borrowings. Our average debt outstanding decreased from $220.8 million during fiscal 2008 to $208.8 million during fiscal 2009.

Provision for income taxes

Our effective income tax rate was 40.0% for fiscal 2009 and 38.2% for fiscal 2008. The increase was primarily due to changes in the Company's reserves for income tax exposures as well as an increase in U.S state income taxes compared to the prior year.

Fiscal Year Ended August 30, 2008 Compared with Fiscal Year Ended August 25, 2007

Revenues

	August 30, 2008	August 25, 2007	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 919,986	$ 807,460	$ 112,526	13.9%
Specialty Garments	71,637	62,868	8,769	13.9
First Aid	31,552	31,774	(222)	-0.7
Total consolidated revenues	$ 1,023,175	$ 902,102	$ 121,073	13.4%

In fiscal 2008, our consolidated revenues increased by $121.1 million from the comparable period in 2007, or 13.4%. This increase was primarily due to organic growth, which accounted for a 7.2% increase in revenue. The remaining increase was attributable to incremental acquisition-related revenues, which accounted for a 2.9% increase in revenue, the effect of an extra week in fiscal 2008 compared to 2007, which accounted for a 2.2% increase in revenue, and the effect of foreign exchange fluctuations, which accounted for a 1.1% increase in revenue. On a segment reporting basis, the core laundry operation's revenues increased in fiscal 2008 by 13.9% compared to fiscal 2007. This increase was due to organic growth of 7.5%, acquisition-related growth of 3.2%, the effect of the extra week in fiscal 2008 of 2.2%, and the effect of foreign exchange fluctuations of 1.0%. Specialty Garments' revenues increased in fiscal 2008 by 13.9% compared to fiscal 2007, which was driven by strong growth in the segment's Canadian and European business, the benefit of the extra week as well as the effect of favorable foreign exchange fluctuations. First Aid revenues decreased by 0.7% in fiscal 2008 compared to the prior year due to a difficult selling environment as well as the discontinuance of a product line in fiscal 2008.

Operating costs

Operating costs increased to $643.9 million, or 62.9% of revenues, for fiscal 2008 as compared to $572.2 million, or 63.4% of revenues, for fiscal 2007. The decrease in costs as a percent of revenue was primarily attributable to lower merchandise costs in our core laundry business as a percentage of revenues compared to fiscal 2007. In addition, the strong revenue growth within our core laundry operations resulted in a decrease in production payroll as a percentage of revenues. These benefits were partially offset by higher energy costs associated with operating our fleet of delivery trucks, as well as by higher overall operating costs as a percentage of revenues in our Specialty Garments segment.

Selling and administrative expense

Selling and administrative expenses increased to $216.9 million, or 21.2% of revenues, for fiscal 2008 from $197.2 million, or 21.9% of revenues, for fiscal 2007. The decrease in selling and administrative expenses as a percent of revenues was primarily due to the strong revenue growth within our core laundry operations, which resulted in a decrease in certain administrative payroll costs as a percentage of revenues. In addition, we made adjustments to our environmental reserves as well as severance expense related to the departure of one of our senior executives in fiscal 2007, both affecting the core laundry operations. Overall selling and administrative costs associated with our Specialty Garments segment increased as a percentage of segment revenues in fiscal 2008.

Depreciation and amortization

Depreciation and amortization expense increased $5.3 million, from $48.5 million in fiscal 2007 to $53.8 million in fiscal 2008. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity. As a percent of revenues, however, depreciation and amortization expense decreased to 5.3% in fiscal 2008 compared to 5.4% in fiscal 2007.

Income from operations

For the year ended August 30, 2008, the revenue growth in our core laundry operations and Specialty Garments segments, as well as the change in our costs, discussed above, resulted in the following changes in our income from operations:

	August 30, 2008	August 25, 2007	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 103,547	$ 78,228	$ 25,319	32.4%
Specialty Garments	4,204	4,498	(294)	-6.5
First Aid	887	1,426	(539)	-37.8
Total consolidated income from operations	$ 108,638	$ 84,152	$ 24,486	29.1%
Percentage of total revenues	10.6%	9.3%		

Other expense (income)

Other expense (income), which includes interest expense, interest income and foreign currency exchange (gain) loss, decreased by $0.8 million to $9.9 million in fiscal 2008 compared to $10.7 million in 2007. Net interest expense decreased due to lower interest rates affecting our variable interest borrowings under our Floating Rate Notes. The effect of the lower average interest rates more than offset an increase in our average debt outstanding during the period. Our average debt outstanding increased from $208.3 million during fiscal 2007 to $220.8 million during fiscal 2008. In fiscal 2008, we experienced a foreign exchange loss of $0.2 million compared to a gain of $0.1 million in fiscal 2007.

Provision for income taxes

Our effective income tax rate was 38.2% for fiscal 2008 and 38.5% for fiscal 2007. The decrease in our effective income tax rate in fiscal 2008 was primarily due to the reduction of tax reserves the Company determined were no longer required and a lower Canadian tax rate.

Liquidity and Capital Resources

General

For the fiscal year ended August 29, 2009, we had a net increase in cash and cash equivalents of $34.5 million. As of August 29, 2009, we had cash and cash equivalents of $60.2 million and working capital of $148.3 million. We believe that current cash and cash equivalent balances, cash generated from operations and amounts available under our Credit Agreement (defined below) will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for at least the next 12 months.

Sources and uses of cash

During the fiscal year ended August 29, 2009, we generated cash from operating activities of $159.2 million resulting primarily from net income of $75.9 million, amounts charged for depreciation and amortization of $57.8 million, a decrease in accounts receivable of $4.1 million, a decrease in rental merchandise in service of $19.3 million, and a decrease in inventories of $2.5 million, increases in accrued and deferred income taxes of $4.2 million, and amounts charged to share-based compensation of $1.0 million. These inflows were partially offset by decreases in accounts payable and accruals of $5.1 million and increases in prepaid expenses of $1.2 million. We used cash to, among other things, fund $65.3 million in capital expenditures and fund the acquisition of businesses of approximately $4.7 million. Our long-term debt decreased by approximately $53.1 million as a result of $140.6 million of borrowings offset by $193.7 million of payments during the year ended August 29, 2009

Long-term debt and borrowing capacity

We have a $225.0 million unsecured revolving credit agreement ("Credit Agreement") with a syndicate of banks, which matures on September 13, 2011. Under the Credit Agreement, we can borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by us. Availability of credit requires our compliance with certain financial and other covenants, including a maximum funded debt ratio and minimum interest coverage as defined in the Credit Agreement. We generally test our compliance with these financial covenants on a fiscal quarterly basis. At August 29, 2009, the interest rates applicable to any of the Company's borrowings under the Credit Agreement would be calculated as LIBOR plus 50 basis points at the time of the respective borrowing. As of August 29, 2009, under the Credit Agreement we had no outstanding borrowings and outstanding letters of credit of $36.5 million, which leaves $188.5 million available for borrowing as of that date.

On June 14, 2004, we issued $165.0 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, we issued $75.0 million of notes with a seven year term (June 2011) bearing interest at 5.27% ("Fixed Rate Notes"). We also issued $90.0 million of floating rate notes due in ten years (June 2014) ("Floating Rate Notes"). Of the Floating Rate Notes, $15.0 million bore interest at LIBOR plus 75 basis points and were repaid in September 2005. The remaining $75.0 million bore interest at LIBOR plus 70 basis points and were repaid at face value on September 14, 2006.

On September 14, 2006, we issued $100.0 million of floating rates notes ("2006 Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The 2006 Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance. The proceeds from the issuance of the 2006 Floating Rate Notes were used to first repay the $75.0 million of outstanding Floating Rate Notes and then to pay down outstanding amounts under the Credit Agreement.

As of August 29, 2009, we were in compliance with all the covenants under the Credit Agreement, the Note Agreement and the 2006 Note Agreement.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matures on March 14, 2011. We pay a fixed rate of 3.51% and receive a variable rate tied to the three month LIBOR rate. We have accounted for this instrument as a cash flow hedge under SFAS No. 133 and, as a result, have recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity. For additional information on the interest rate swap, see Note 6 to the Consolidated Financial Statements.

Environmental and Legal Contingencies

We are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future.

Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with attorneys and outside consultants in our consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon our Company under such laws or expose our Company to third party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites in Williamstown, Vermont, as well as a number of additional locations that we acquired as part of our acquisition of Textilease Corporation in September 2003.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. Recently, the United States Environmental Protection Agency (the "EPA") commented on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. We and the other parties to the consent decree have met with the EPA to discuss its comments. We have agreed to complete additional environmental investigations and reports, and to discuss further with the EPA its comments. We have accrued costs to perform certain work responsive to the EPA's comments.

We routinely review and evaluate sites that may require remediation and monitoring and determine our estimated costs based on various estimates and assumptions. These estimates are developed using our internal sources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring our sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. We generally use the amount within the range that constitutes our best estimate. When we believe that both the amount of a particular liability and the timing of the payments are reliably determinable, we adjust the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discount the cost to present value using the current risk-free interest rates. As of August 29, 2009 the risk-free interest rate utilized by the Company ranged from 3.5% to 4.2%.

For environmental liabilities that have been discounted, we include interest accretion, based on the effective interest method, in operating costs on the Consolidated Statements of Income. The changes to the amounts of our environmental liabilities for the years ended August 29, 2009 and August 30, 2008 are as follows (in thousands):

Year ended	August 29, 2009	August 30, 2008
Beginning balance	$ 15,097	$ 15,683
Costs incurred for which reserves have been provided	(2,755)	(4,069)
Insurance proceeds received	168	167
Interest accretion	668	783
Revision in estimates	6,206	2,533
Ending balance	$ 19,384	$ 15,097

In fiscal 2009 and 2008, we made adjustments to increase our environmental related reserves by $6.2 million and $2.5 million, respectively. These increases were primarily due to ongoing investigation and remediation efforts at two of our environmental exposure sites.

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 29, 2009 for the next five years and thereafter as measured in current dollars are reflected below (in thousands).

(In Thousands)	2010	2011	2012	2013	2014	Thereafter	Total
Estimated costs – current dollars	$ 5,182	$ 2,616	$ 2,027	$ 963	$ 920	$ 13,636	$ 25,344
Estimated insurance proceeds	(330)	(157)	(180)	(150)	(180)	(2,175)	(3,172)
Net anticipated costs	$ 4,852	$ 2,459	$ 1,847	$ 813	$ 740	$ 11,461	$ 22,172
Effect of inflation							7,579
Effect of discounting							(10,367)
Balance as of August 29, 2009							$ 19,384

Estimated insurance proceeds are primarily received from an annuity received as part of our legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to our former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 29, 2009, the balance in this escrow account, which is held in a trust and is not recorded on our Consolidated Balance Sheet, was approximately $2.8 million. Also included in estimated insurance proceeds are amounts we are entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in our garment decontamination business.

From time to time, we are also subject to legal proceedings and claims arising from the conduct of our business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible for us to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, we believe that the aggregate amount of such liabilities, if any, in excess of amounts we have accrued or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future financial position and/or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

Acquisitions

As part of our business, we regularly evaluate opportunities to acquire other garment service companies. In recent years, we have typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from operations or borrowings under our Credit Agreement, or we may pursue other forms of debt financing. Our ability to secure short-term and long-term debt financing in the future will depend on several factors, including our future profitability, our levels of debt and equity, and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 29, 2009 (in thousands).

	Payments Due by Fiscal Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Private placement	$ 175,000	$ —	$ 75,000	$ 100,000	$ —
Other debt	7,015	6,447	382	24	162
Total debt	182,015	6,447	75,382	100,024	162
Operating leases	16,177	5,181	7,239	2,878	879
Total Contractual Cash Obligations	$ 198,192	$ 11,628	$ 82,621	$ 102,902	$ 1,041

We have uncertain tax positions that are reserved under FIN No. 48 totaling $3.9 million as of August 29, 2009 that are excluded from the above table as we cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.

As discussed above under "Long-Term Debt and Borrowing Capacity", as of August 29, 2009, we had borrowing capacity of $225.0 million under our Credit Agreement, of which approximately $188.5 million was available for borrowing. Also, as of such date, we had no outstanding borrowings included in bank debt in the above schedule and letters of credit of $36.5 million. All letters of credit expire in less than one year.

Seasonality

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in our markets; the timing of acquisitions and of commencing start-up operations and related costs; our effectiveness in integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of our customers; and price changes in response to competitive factors. In addition, our operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Effects of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation, and continued focus on improvements of operational productivity.

Energy Costs

Energy costs associated with operating our fleet of delivery trucks decreased during fiscal year 2009. Significant increases in energy costs, specifically with respect to natural gas and gasoline, can materially affect our results of operations and financial condition. During fiscal 2009, our energy costs, which include fuel, natural gas, and electricity, represented approximately 5% of our total revenue.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosure requirements about fair value measurements. In February 2008, the FASB issued Staff Position 157-2 which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We partially adopted SFAS No. 157 on August 31, 2008, as required. The adoption of SFAS No. 157 for our financial assets and liabilities did not have a material impact on our results of operations or our financial condition. We do not expect the adoption of the delayed portion of SFAS No. 157 to have a material impact on our Consolidated Financial Statements. See Note 3 to our Consolidated Financial Statements for further discussion on our adoption of SFAS No. 157.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*, ("SFAS No. 141R"). SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. We do not expect the adoption of SFAS No. 141R to have a material impact on our Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. SFAS No. 161 amends SFAS No. 133 requiring enhanced disclosures about an entity's derivative and hedging activities thereby improving the transparency of financial reporting. SFAS No. 161's disclosures provide additional information on how and why derivative instruments are being used. SFAS No. 161 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We adopted SFAS No. 161 on November 30, 2008, and the adoption enhanced disclosure regarding our outstanding derivatives.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141, and other U.S. GAAP. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and may not be adopted early. We do not expect the adoption of FSP No. 142-3 to have a material impact on our Consolidated Financial Statements.

In June 2008, the FASB issued a Staff Position on Emerging Issues Task Force (EITF) Issue No. 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities*. EITF Issue No. 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore, need to be included in the earnings allocation in computing earnings per share (EPS). This consensus is effective for our fiscal year beginning August 30, 2009. We do not expect the adoption of EITF Issue No. 03-6-1 to have a material impact on our Consolidated Financial Statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, which established general accounting standards and disclosure for subsequent events. We adopted SFAS No. 165 during the fourth quarter of fiscal 2009.

In June 2009, the FASB approved its Accounting Standards Codification, or Codification, as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in our first quarter of fiscal 2010, all references made to US GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing US GAAP, it is not expected to have any impact on our Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We have determined that all of our foreign subsidiaries operate primarily in local currencies that represent the functional currencies of such subsidiaries. All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effect of exchange rate fluctuations on the translation of assets and liabilities are recorded as a component of shareholders' equity. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. As such, our financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenues denominated in currencies other than the U.S. dollar represented approximately 8%, 9%, and 8% of our total consolidated revenues for the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007, respectively. Total assets denominated in currencies other than the U.S. dollar represented approximately 10%, 10% and 9% of our total consolidated assets at August 29, 2009, August 30, 2008 and August 25, 2007, respectively. If exchange rates had changed by 10% from the actual rates in effect during the year ended August 29, 2009, our revenues and assets for the year ended and as of August 29, 2009 would have increased or decreased by approximately $8.2 million and $10.0 million, respectively.

We do not operate a hedging program to mitigate the effect of a significant change in the value of our foreign subsidiaries functional currencies, which include the Canadian Dollar, Euro, British Pound, and Mexican Peso, as compared to the U.S. dollar. Any gains or losses resulting from foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction (gains) losses in our other expense (income). The intercompany payables and receivables are denominated in Canadian Dollars, Euros, British Pounds and Mexican Pesos. During the year ended August 29, 2009, transaction losses included in other expense (income) were $0.3 million. If the exchange rates had changed by 10% during the year ended August 29, 2009, we would have recognized exchange gains or losses, of approximately $0.6 million.

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage these exposures through our regular operating and financing activities. We are exposed to interest rate risk primarily through our borrowings under our $225.0 million Credit Agreement with a syndicate of banks and our 2006 Floating Rate Notes which were purchased by a group of insurance companies pursuant to the 2006 Note Agreement. Under both agreements, we borrow funds at variable interest rates based on the Eurodollar rate or LIBOR rates. If the LIBOR and Eurodollar rates fluctuated by 10% from the actual rates in effect during the year ended August 29, 2009, our interest expense would have fluctuated by approximately $0.3 million from the interest expense recognized for the year ended August 29, 2009.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matures on March 14, 2011. We pay a fixed rate of 3.51% and receive a variable rate tied to the three month LIBOR rate. We have accounted for this instrument as a cash flow hedge under SFAS No. 133 and, as a result, have recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year ended (In thousands, except per share data)	August 29, 2009	August 30, 2008	August 25, 2007
Revenues	$ 1,013,416	$ 1,023,175	$ 902,102
Cost and expenses:			
Operating costs (1)	609,629	643,886	572,221
Selling and administrative expenses (1)	211,962	216,867	197,217
Depreciation and amortization	57,789	53,784	48,512
	879,380	914,537	817,950
Income from operations	134,036	108,638	84,152
Other expense (income):			
Interest expense	9,313	11,999	12,675
Interest income	(1,992)	(2,224)	(1,916)
Foreign exchange loss (gain)	250	164	(69)
	7,571	9,939	10,690
Income before income taxes	126,465	98,699	73,462
Provision for income taxes	50,613	37,721	28,267
Net income	$ 75,852	$ 60,978	$ 45,195
Income per share – Basic:			
Common Stock	$ 4.14	$ 3.33	$ 2.47
Class B Common Stock	$ 3.31	$ 2.66	$ 1.98
Income per share – Diluted:			
Common Stock	$ 3.92	$ 3.15	$ 2.34
Weighted average number of shares outstanding – Basic:			
Common Stock	14,394	14,363	14,325
Class B Common Stock	4,935	4,937	4,939
	19,329	19,300	19,264
Weighted average number of shares outstanding – Diluted:			
Common Stock	19,373	19,353	19,342
Dividends per share:			
Common Stock	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12

(1) Exclusive of depreciation on the Company's property, plant and equipment and amortization of its intangible assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

(In thousands, except share data)	August 29, 2009	August 30, 2008
Assets		
Cash and cash equivalents	$ 60,151	$ 25,655
Receivables, less reserves of $5,567 and $4,164 respectively	97,784	102,830
Inventories	43,586	46,154
Rental merchandise in service	73,063	92,315
Prepaid and deferred income taxes	24,901	15,431
Prepaid expenses	2,889	1,720
Total current assets	302,374	284,105
Property, plant and equipment:		
Land, buildings and leasehold improvements	325,034	314,370
Machinery and equipment	352,511	327,705
Motor vehicles	113,048	102,805
	790,593	744,880
Less -- accumulated depreciation	407,823	376,319
	382,770	368,561
Goodwill	261,171	258,836
Customer contracts, net	56,616	62,573
Other intangible assets, net	3,438	4,877
Other assets	2,416	2,715
	$ 1,008,785	$ 981,667
Liabilities and shareholders' equity		
Current liabilities:		
Current maturities of long-term obligations	$ 6,447	$ 4,222
Accounts payable	41,180	54,822
Accrued liabilities	104,003	91,837
Accrued income taxes	2,437	—
Total current liabilities	154,067	150,881
Long-term obligations, net of current maturities	175,568	231,317
Deferred income taxes	52,115	42,699
Commitments and Contingencies (Note 11)		
Shareholders' equity:		
Preferred stock, $1.00 par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.10 par value; 30,000,000 shares authorized; 14,435,254 and 14,388,679 issued and outstanding in 2009 and 2008, respectively	1,443	1,438
Class B Common Stock, $0.10 par value; 20,000,000 shares authorized; 4,933,369 and 4,935,369 issued and outstanding in 2009 and 2008, respectively	493	494
Capital surplus	20,137	18,240
Retained earnings	605,262	532,164
Accumulated other comprehensive (loss) income	(300)	4,434
Total shareholders' equity	627,035	556,770
	$ 1,008,785	$ 981,667

The accompanying notes are an integral part of these
Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

(In thousands)	Common Shares	Class B Common Shares	Common Stock	Class B Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, August 26, 2006	14,307	4,941	$ 1,431	$ 494	$ 14,497	$ 431,481	$ 4,642	$ 452,545
Net income	—	—	—	—	—	45,195	—	45,195
Pension benefit liabilities, net (1)	—	—	—	—	—	—	187	187
Foreign currency translation	—	—	—	—	—	—	2,964	2,964
Comprehensive income								48,346
Cash dividends	—	—	—	—	—	(2,742)	—	(2,742)
Shares converted	3	(3)	—	—	—	—	—	—
FAS No. 158 adoption (1)	—	—	—	—	—	—	(2,661)	(2,661)
Share-based compensation	—	—	—	—	783	—	—	783
Stock options exercised, net (1)	42	—	4	—	1,052	—	—	1,056
Balance, August 25, 2007	14,352	4,938	$ 1,435	$ 494	$ 16,332	$ 473,934	$ 5,132	$ 497,327
Net Income	—	—	—	—	—	60,978	—	60,978
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(458)	(458)
Foreign currency translation	—	—	—	—	—	—	(52)	(52)
Change in interest rate swap, net (1)	—	—	—	—	—	—	(188)	(188)
Comprehensive income								60,280
Cash dividends	—	—	—	—	—	(2,748)	—	(2,748)
Shares converted	3	(3)	—	—	—	—	—	—
Share-based compensation	6	—	—	—	1,118	—	—	1,118
Stock options exercised, net (1)	28	—	3	—	790	—	—	793
Balance, August 30, 2008	14,389	4,935	$ 1,438	$ 494	$ 18,240	$ 532,164	$ 4,434	$ 556,770
Net Income	—	—	—	—	—	75,852	—	75,852
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(117)	(117)
Foreign currency translation	—	—	—	—	—	—	(2,604)	(2,604)
Change in interest rate swap, net (1)	—	—	—	—	—	—	(2,013)	(2,013)
Comprehensive income								71,118
Cash dividends	—	—	—	—	—	(2,754)	—	(2,754)
Shares converted	2	(2)	1	(1)	—	—	—	—
Share-based compensation	12	—	1	—	1,024	—	—	1,025
Stock options exercised, net (1)	32	—	3	—	873	—	—	876
Balance, August 29, 2009	14,435	4,933	$ 1,443	$ 493	$ 20,137	$ 605,262	$ (300)	$ 627,035

(1) These amounts are shown net of the recorded income tax benefit.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended (In thousands)	August 29, 2009	August 30, 2008	August 25, 2007
Cash flows from operating activities:			
Net income	$ 75,852	$ 60,978	$ 45,195
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	48,855	45,432	41,405
Amortization of intangible assets	8,934	8,352	7,107
Amortization of deferred financing costs	267	267	1,162
Share-based compensation	1,025	1,118	783
Accretion on asset retirement obligations	517	486	439
Deferred income taxes	1,328	1,206	(1,780)
Changes in assets and liabilities, net of acquisitions:			
Receivables	4,079	(8,542)	(4,909)
Inventories	2,452	(1,816)	(7,813)
Rental merchandise in service	19,334	(2,011)	1,503
Prepaid expenses	(1,174)	9	(622)
Accounts payable	(13,365)	9,606	2,294
Accrued liabilities	8,224	3,775	3,776
Accrued income taxes	2,867	605	(3,041)
Net cash provided by operating activities	159,195	119,465	85,499
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(4,730)	(60,952)	(22,757)
Capital expenditures	(65,323)	(73,795)	(54,661)
Other	304	1,116	1,050
Net cash used in investing activities	(69,749)	(133,631)	(76,368)
Cash flows from financing activities:			
Proceeds from long-term obligations	140,628	175,455	111,759
Payments on long-term obligations	(193,761)	(145,620)	(116,245)
Payment of deferred financing costs	—	—	(1,179)
Proceeds from exercise of Common Stock options	689	518	708
Payment of cash dividends	(2,754)	(2,748)	(2,742)
Net cash (used in) provided by financing activities	(55,198)	27,605	(7,699)
Effect of exchange rate changes	248	(482)	2,964
Net increase in cash and cash equivalents	34,496	12,957	4,396
Cash and cash equivalents at beginning of period	25,655	12,698	8,302
Cash and cash equivalents at end of period	$ 60,151	$ 25,655	$ 12,698
Supplemental disclosure of cash flow information:			
Interest paid	$ 9,110	$ 12,071	$ 11,387
Income taxes paid, net of refunds received	$ 45,954	$ 36,771	$ 33,027

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Business Description

UniFirst Corporation (the "Company") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. The Company also rents industrial wiping products, floor mats, facility service products and other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. The Company also provides its customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

As discussed and described in Note 15 to the Consolidated Financial Statements, the Company has five reporting segments: US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its "industrial laundry operations" and the locations related to this reporting segment are referred to as "industrial laundries". The Company refers to its US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as its "core laundry operations".

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. Actual results could differ from these estimates.

Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2009 consisted of 52 weeks, fiscal 2008 consisted of 53 weeks and fiscal 2007 consisted of 52 weeks. The additional week was included in the second quarter of fiscal 2008.

Subsequent Events

In May 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 165, *Subsequent Events,* which established general accounting standards and disclosure for subsequent events. The Company adopted SFAS No. 165 during the fourth quarter of fiscal 2009. In accordance with SFAS No. 165, the Company has evaluated subsequent events through the date the financial statements were issued on November 12, 2009.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable, notes payable and long-term obligations. Each of these financial instruments is recorded at cost, which approximates its fair value.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sales revenue is recognized in the period in which the services are performed or when the product is shipped. Management judgments and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. The Company considers specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in its estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Our revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories, which primarily consist of finished goods.

Rental merchandise in service is amortized, primarily on a straight-line basis, over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred, while expenditures for renewals and betterments are capitalized. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings	30-40 years
Leasehold improvements	Shorter of useful life or term of lease
Machinery and equipment	3-10 years
Motor vehicles	3-5 years

In accordance with Statements of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets, including property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There have been no material impairments of long-lived assets in fiscal 2009, 2008 or 2007.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized. SFAS No. 142 requires that companies test goodwill for impairment on an annual basis. Management completes its annual impairment test in the fourth quarter of each fiscal year. In addition, SFAS No. 142 also requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company's evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

The Company cannot predict future economic conditions or the future market value of the Company's stock or their impact on the Company. A decline in the Company's market capitalization and/or deterioration in general economic conditions could negatively and materially impact the Company's assumptions and assessment of the fair value of the Company's business. If general economic conditions or the Company's financial performance deteriorate, the Company may be required to record a goodwill impairment charge in the future which could have a material impact on the Company's financial condition and results of operations.

Definite-lived intangible assets are amortized over their useful lives, which are based on management's estimates of the period that the assets will generate revenue. Definite-lived intangible assets are evaluated for impairment in accordance with SFAS No. 144. There were no impairments of goodwill or definite-lived intangible assets in fiscal 2009, 2008, or 2007.

Definite-lived intangible assets have a weighted average useful life of approximately 14.3 years. Customer contracts are amortized over their estimated useful lives, and have a weighted average useful life of approximately 14.8 years. Other intangible assets, net, primarily include restrictive covenants, deferred financing costs and trademarks, and have weighted average useful lives of approximately 6.4 years.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of its business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants, in its consideration of the relevant facts and circumstances, before recording a contingent liability. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 3.5% to 4.2% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 11 of the Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

The Company follows the provisions of SFAS No. 143, *Accounting for Asset Retirement Obligations,* which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under this accounting method, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Company has recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities in accordance with the provisions of SFAS No. 143. The Company depreciates, on a straight-line basis, the amount added to property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-five years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 5.7% to 7.5%. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Derivative Financial Instruments

The Company accounts for its derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and related authoritative guidance. All derivative instruments are recorded as other assets or other liabilities at fair value, in accordance with SFAS No. 157, *Fair Value Measurements.* All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in the Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive (loss) income in the Consolidated Balance Sheets until expenses from the cash flows of the hedged items are recognized. The Company performs an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether its derivatives are highly effective in offsetting changes in the value of the hedged items. Any change in the fair value resulting from hedge ineffectiveness is immediately recognized as income or expense in the Consolidated Statements of Income.

The Company's hedging activities are transacted only with highly rated institutions, which reduce the exposure to credit risk in the event of nonperformance. Refer to Note 6 of the Consolidated Financial Statements for additional discussion and analysis.

Insurance

The Company is self-insured for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claims experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Supplemental Executive Retirement Plan and other Pension Plans

The Company accounts for its Supplemental Executive Retirement Plan and other pension plans in accordance with SFAS No. 87, *Employers' Accounting for Pensions,* as amended by SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense calculated under SFAS No. 87 is generally independent of funding decisions or requirements.

The Company adopted SFAS No. 158 on August 25, 2007, which required the Company to (1) recognize in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to SFAS No. 87 and SFAS No. 106 are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, (4) disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits, and (5) recognize as an adjustment to the opening balance of retained earnings, net of tax, any transition asset or transition obligation remaining from the initial application of SFAS No. 87 or SFAS No. 106. Refer to Note 7, "Employee Benefit Plans", of these Consolidated Financial Statements for further discussion regarding the Company's pension plans.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact the Company's future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction.

The Company is periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves as required by FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* Refer to Note 4, "Income Taxes", for further discussion regarding our adoption of FIN No. 48, which occurred on August 26, 2007. FIN No. 48 fundamentally changed the way we are required to treat our uncertain tax positions for financial accounting purposes.

Advertising Costs

Advertising costs are expensed as incurred and are classified as selling and administrative expenses. The Company incurred advertising costs of $1.6 million, $1.7 million and $1.9 million for the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007, respectively.

Net Income Per Share

The Company computes net income per share under the provisions of SFAS No. 128, *Earnings per Share*, and Emerging Issues Task Force ("EITF") Issue No. 03-6, *Participating Securities and Two — Class Method under FASB Statement No. 128, 'Earnings per Share'*. EITF Issue No. 03-6 requires that income per share for each class of common stock be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of common stock based on their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends. The Common Stock of the Company has a 25% dividend preference to the Class B Common Stock. The effective result is that the basic earnings per share for the Common Stock will be 25% greater than the basic earnings per share of the Class B Common Stock.

The Class B Common Stock may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. Diluted earnings per share for the Company's Common Stock assumes the conversion of all of the Company's Class B Common Stock into Common Stock, full vesting of outstanding restricted stock, and the exercise of outstanding stock options under the Company's stock based employee compensation plans.

The following table shows how net income is allocated using this method (in thousands):

Year ended	August 29, 2009	August 30, 2008	August 25, 2007
Net income available to shareholders	$ 75,852	$ 60,978	$ 45,195
Allocation of net income for Basic:			
Common Stock	$ 59,526	$ 47,827	$ 35,425
Class B Common Stock	16,326	13,151	9,770
	$ 75,852	$ 60,978	$ 45,195

The diluted earnings per share calculation assumes the conversion of all the Company's Class B Common Stock into Common Stock, so no allocation of earnings to Class B Common Stock is required.

The following table illustrates the weighted average number of shares of Common Stock and Class B Common Stock shares outstanding during the year and is utilized in the calculation of earnings per share (in thousands):

Year ended	August 29, 2009	August 30, 2008	August 25, 2007
Weighted average number of Common shares -- basic	14,394	14,363	14,325
Add: effect of dilutive potential common shares -- employee Common Stock options	44	53	78
Add: assumed conversion of Class B Common shares into Common Stock	4,935	4,937	4,939
Weighted average number of Common shares -- diluted	19,373	19,353	19,342
Weighted average number of Class B Common shares -- basic	4,935	4,937	4,939

Stock options to purchase 213,100 shares of Common Stock were not included in the calculation of diluted earnings per share for the year ended August 29, 2009 because they were anti-dilutive. Stock options to purchase 144,000 shares of Common Stock were not included in the calculation of diluted earnings per share for the year ended August 30, 2008 because they were anti-dilutive. However, for the year August 25, 2007 there were no shares of Common Stock excluded in the calculation of diluted earnings per share as there were none that were anti-dilutive.

Share-Based Compensation

The Company adopted a stock incentive plan (the "Plan") in November 1996 and has reserved 800,000 shares of Common Stock for issuance under the Plan. All options issued to management under the Plan are recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. All awards issued to the Company's non-employee members of the Board of Directors under the Plan are recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. Stock options granted to non-employee directors are granted on the third business day following the annual shareholders' meeting. All options are exercisable at a price equal to the fair market value of the Company's Common Stock on the date of grant.

Options granted prior to fiscal 2003 were subject to a proportional four-year vesting schedule and expire eight years from the grant date. Beginning in fiscal 2003, option grants are subject to a five-year cliff-vesting schedule under which options become vested or exercisable after five years from the date of grant and expire ten years after the grant date. Options granted to the Company's non-employee directors are fully vested as of the date of grant. Prior to fiscal 2008, non-employee director grants expired ten years from the grant date. Beginning in fiscal 2008, non-employee director grants expire eight years after the grant date.

The Company accounts for its share-based compensation under the provisions of SFAS No. 123(R), *Share-Based Payment.* The fair value recognition provisions of this statement require that the share-based compensation cost be measured at the grant date based on the value of the award and be recognized as expense over the requisite service period, which is generally the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends, share price volatility and the amount of share-based awards that are expected to be forfeited. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

Compensation expense for all option grants is recognized ratably over the related vesting period. Certain options were granted during fiscal 2009, 2008 and 2007 to non-employee members of the Board of Directors of the Company, which were fully vested upon grant and expire eight years after the grant date for the grants during fiscal 2009 and 2008 and ten years after the grant date for the grants during fiscal 2007. Accordingly, compensation expense related to these option grants in fiscal 2009, 2008 and 2007 were recognized on the date of grant. In fiscal 2009 and 2008, a total of 12,000 shares and 6,000 shares, respectively, of restricted stock were granted to the Company's non-employee directors subject to vesting in full one year from the date of grant. Share-based compensation, which includes stock option grants and restricted stock grants, is accounted for under SFAS 123(R) and has been recorded in the Consolidated Statements of Income in selling and administrative expenses.

Compensation expense for all option grants for the five fiscal years subsequent to August 29, 2009 is as follows (in thousands):

2010	$ 687
2011	555
2012	377
2013	183
2014	31
Total	$ 1,833

Refer to Note 12, "Common Stock Options", for further discussion regarding the Company's share-based compensation plans.

As prescribed by SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	2009	2008	2007
Risk-free interest rate	2.82%	4.06%	4.59%
Expected dividend yield	0.76%	0.70%	0.77%
Expected life in years	7.34	7.50	7.50
Expected volatility	38.6%	38.5%	37.9%

The weighted average fair values of options granted during fiscal years 2009, 2008 and 2007 were $11.43, $16.99 and $16.66, respectively.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income), in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive (loss) income in the accompanying Consolidated Balance Sheets.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosure requirements about fair value measurements. In February 2008, the FASB issued Staff Position 157-2 which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company partially adopted SFAS No. 157 on August 31, 2008, as required. The adoption of SFAS No. 157 for its financial assets and liabilities did not have a material impact on the Company's results of operations or its financial condition. The Company does not expect the adoption of the delayed portion of SFAS No. 157 to have a material impact on its Consolidated Financial Statements. See Note 3 to these Consolidated Financial Statements for further discussion on the adoption of SFAS No. 157.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*, ("SFAS No. 141R"). SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. The Company does not expect the adoption of SFAS No. 141R to have a material impact on its Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. SFAS No. 161 amends SFAS No. 133 requiring enhanced disclosures about an entity's derivative and hedging activities thereby improving the transparency of financial reporting. SFAS No. 161's disclosures provide additional information on how and why derivative instruments are being used. SFAS No. 161 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company adopted SFAS No. 161 on November 30, 2008 and the adoption resulted in enhanced disclosure regarding our outstanding derivatives.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141, and other U.S. GAAP. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and may not be adopted early. The Company does not expect the adoption of FSP No. 142-3 to have a material impact on its Consolidated Financial Statements.

In June 2008, the FASB issued a Staff Position on Emerging Issues Task Force (EITF) Issue No. 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities*. EITF Issue No. 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore, need to be included in the earnings allocation in computing earnings per share (EPS). This consensus is effective for the Company's fiscal year beginning August 30, 2009. The Company does not expect the adoption of EITF Issue No. 03-6-1 to have a material impact on its Consolidated Financial Statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, which established general accounting standards and disclosure for subsequent events. The Company adopted SFAS No. 165 during the fourth quarter of fiscal 2009.

In June 2009, the FASB approved its Accounting Standards Codification, or Codification, as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in the Company's first quarter of fiscal 2010, all references made to US GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing US GAAP, it is not expected to have any impact on the Company's Consolidated Financial Statements.

2. Acquisitions

During the fiscal year ended August 29, 2009, the Company completed 12 acquisitions with an aggregate purchase price of approximately $4.7 million. The results of operations of these acquisitions have been included in the Company's consolidated financial results since their respective acquisition dates. None of these acquisitions was significant in relation to the Company's consolidated financial results and, therefore, pro forma financial information has not been presented.

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows (in thousands):

Year ended	August 29, 2009	August 30, 2008	August 25, 2007
Number of businesses acquired	12	14	17
Tangible assets acquired	$ 467	$ 12,679	$ 4,378
Intangible assets and goodwill acquired	4,263	48,588	18,445
Liabilities assumed	—	(315)	(66)
Acquisition of businesses, net of cash acquired	$ 4,730	$ 60,952	$ 22,757

Tangible assets acquired primarily relate to cash, accounts receivable, inventory and property, plant and equipment. Liabilities assumed primarily relate to accounts payable and accrued liabilities.

The following details the changes in intangible assets and goodwill, which includes changes related to additional payments associated with prior year acquisitions as well as changes to purchase allocations that had not been finalized as of the end of the prior fiscal year, for the years ended August 29, 2009 and August 30, 2008 as well as the respective periods over which the assets will be amortized on a straight-line basis (in thousands):

Year ended	August 29, 2009	August 30, 2008	Life in Years
Goodwill	$ 2,475	$ 34,504	N/A
Customer contracts	1,624	12,935	10-15
Other intangible assets	164	1,149	3-8
Total intangible assets and goodwill acquired	$ 4,263	$ 48,588	

The amount assigned to intangible assets acquired was based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets was recorded as goodwill. In 2009, of the $2.5 million in goodwill that was recorded, $1.9 million was allocated to the US and Canadian Rental and Cleaning segment and the remaining $0.6 million was allocated to First Aid. In 2008, all of the goodwill was allocated to the US and Canadian Rental and Cleaning segment. In accordance with SFAS No. 142, the goodwill is not being amortized and is tested for impairment as required, at least annually.

3. Fair Value Measurements

The Company adopted SFAS No. 157, *Fair Value Measurements*, on August 31, 2008. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

All financial assets or liabilities that are measured at fair value on a recurring basis (at least annually) have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. These assets or liabilities measured at fair value on a recurring basis are summarized in the table below (in thousands):

	As of August 29, 2009			
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash Equivalents	$ 24,451	—	—	$ 24,451
Total	$ 24,451	—	—	$ 24,451
Liabilities:				
Derivative Instruments	$ —	3,609	—	$ 3,609
Total	$ —	3,609	—	$ 3,609

4. Income Taxes

The provision for income taxes consists of the following (in thousands):

Year ended	August 29, 2009	August 30, 2008	August 25, 2007
Current:			
Federal	$ 37,843	$ 26,915	$ 23,380
Foreign	3,835	4,708	4,002
State	7,886	4,895	2,700
	$ 49,564	$ 36,518	$ 30,082
Deferred:			
Federal	$ 1,769	$ 1,148	$ (1,411)
Foreign	(563)	(133)	(198)
State	(157)	188	(206)
	$ 1,049	$ 1,203	$ (1,815)
	$ 50,613	$ 37,721	$ 28,267

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes (in thousands):

	August 29, 2009	August 30, 2008	August 25, 2007
Income taxes at the statutory federal income tax rate	$ 44,263	$ 34,545	$ 25,711
State income taxes	5,024	3,303	1,621
Adjustments to tax reserves	1,288	(598)	604
Permanent and other	38	471	331
	$ 50,613	$ 37,721	$ 28,267

The tax effect of items giving rise to the Company's deferred tax (assets) liabilities is as follows (in thousands):

Year ended	August 29, 2009	August 30, 2008	August 25, 2007
Rental merchandise in service	$ 8,364	$ 13,498	$ 13,080
Tax in excess of book depreciation	35,140	27,393	26,010
Purchased intangible assets	20,198	18,467	16,416
Accruals and other	(36,488)	(31,844)	(28,539)
Net deferred tax liabilities	$ 27,214	$ 27,514	$ 26,967

The Company has evaluated its deferred tax assets and believes that they will be fully recovered. As a result, the Company has not established a valuation allowance.

The Company adopted FIN No. 48 in fiscal 2008. FIN No. 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN No. 48, companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. There were no significant adjustments to the Company's Consolidated Financial Statements as a result of the implementation of FIN No. 48.

As of August 29, 2009 and August 30, 2008, there was $3.9 million and $3.1 million, respectively, in total unrecognized tax benefits, which if recognized, would favorably impact the Company's effective tax rate. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods. As of August 29, 2009 and August 30, 2008, the Company had accrued a total of $1.7 million and $1.0 million in interest and penalties, respectively, in its current accrued liabilities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at adoption on August 26, 2007	$	3,172
Additions based on tax positions related to the current year		672
Additions for tax positions of prior years		809
Reductions for tax positions of prior years		(703)
Statute expirations		(843)
Balance at August 30, 2008	$	3,107
Additions based on tax positions related to the current year		500
Additions for tax positions of prior years		2,455
Amounts paid related to prior years		(602)
Statute expirations		(1,569)
Balance at August 29, 2009	$	3,891

The Company has a significant portion of its operations in the United States and Canada. It is required to file federal income tax returns as well as state income tax returns in a majority of the U.S. states and also in the Canadian provinces of Alberta, British Columbia, Ontario, Saskatchewan and Quebec. At times, the Company is subject to audits in these jurisdictions, which typically are inherently complex and can require several years to resolve. The final resolution of any such tax audit could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a material impact on the consolidated results of operations in any given period.

All U.S. and Canadian federal income tax examinations have substantially concluded through fiscal years 2004 and 2001, respectively. With a few exceptions, the Company is no longer subject to state and local income tax examinations for periods prior to fiscal 2003. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change significantly in the next 12 months.

The Company has undistributed earnings of its international subsidiaries that it considers indefinitely reinvested and therefore has not provided for U.S. income taxes that could result from any future distribution of such earnings to the U.S. parent. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of its international subsidiaries were sold or transferred, the Company would likely be subject to additional U.S. income taxes, net of the impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

5. Long-Term Obligations

Long-term obligations outstanding on the accompanying Consolidated Balance Sheets are as follows (in thousands):

	August 29, 2009	August 30, 2008
Series A, fixed rate notes due June 2011 bearing interest at 5.27%	$ 75,000	$ 75,000
Series D, floating rate notes due September 2013 bearing interest at LIBOR plus 50 basis points bearing interest at 1.13% and 3.28% as of August 29, 2009 and August 30, 2008, respectively.	100,000	100,000
Unsecured revolving credit agreement with a syndicate of banks, weighted-average interest rate of 3.10% at August 30, 2008.	—	54,850
Other	7,015	5,689
	182,015	235,539
Less-- current maturities	6,447	4,222
	$ 175,568	$ 231,317

Aggregate current maturities of long-term obligations for the five fiscal years subsequent to August 29, 2009 and thereafter are as follows (in thousands):

2010	$ 6,447
2011	75,264
2012	118
2013	24
2014	100,000
Thereafter	162
Total	$ 182,015

On June 14, 2004, the Company issued $165.0 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, the Company issued $75.0 million of notes with a seven year term (June 2011) bearing interest at 5.27% ("Fixed Rate Notes"). The Company also issued $90.0 million of floating rate notes due in ten years (June 2014) ("Floating Rate Notes"). Of the Floating Rate Notes, $15.0 million bore interest at LIBOR plus 75 basis points and were repaid in September 2005. The remaining $75.0 million bore interest at LIBOR plus 70 basis points and were repaid at face value on September 14, 2006.

On September 14, 2006, the Company issued $100.0 million of floating rates notes ("Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance. The proceeds from the issuance of the Floating Rate Notes were used to first repay the outstanding floating rate notes under the 2004 Note Agreement in the amount of $75.0 million and then to pay down outstanding amounts under the Credit Agreement (as defined below).

The Company has a $225.0 million unsecured revolving credit agreement ("Credit Agreement") with a syndicate of banks, which matures on September 13, 2011. Under the Credit Agreement, the Company is able to borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by the Company. Availability of credit requires compliance with certain financial and other covenants, including a maximum funded debt ratio and minimum interest coverage as defined in the Credit Agreement. The Company generally tests its compliance with these financial covenants on a fiscal quarterly basis. At August 29, 2009, the interest rates applicable to any of the Company's borrowings under the Credit Agreement would be calculated as LIBOR plus 50 basis points at the time of the respective borrowing. As of August 29, 2009, the Company had no outstanding borrowings, letters of credit of $36.5 million, and $188.5 million available for borrowing.

As of August 29, 2009, the Company was in compliance with all covenants under the Credit Agreement, the Note Agreement and the 2006 Note Agreement.

6. Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. In January 2008, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements and the related effect on its variable rate debt. The Company concluded that the interest rate swap met the criteria to qualify as a cash flow hedge under SFAS No. 133. Accordingly, the Company has reflected all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity. The swap agreement, with a notional amount of $100.0 million, matures on March 14, 2011. The Company pays a fixed rate of 3.51% and receives a variable rate tied to the three month LIBOR rate.

As of August 29, 2009, the Company had recorded the fair value of the interest rate swap of $3.6 million in accrued liabilities and a corresponding loss of $2.2 million in accumulated other comprehensive (loss) income, which was net of the associated tax benefit of $1.4 million. As of August 30, 2008, the amounts recorded in accrued liabilities and other comprehensive income were $0.3 million and $0.2 million, respectively. Of the $2.2 million loss deferred in accumulated other comprehensive (loss) income as of August 29, 2009, a $1.7 million loss is expected to be reclassified to interest expense in the next twelve months.

The Company has recorded any realized gains or losses from its interest rate swap as an adjustment to interest expense in its Consolidated Statements of Income. For the fiscal years ended August 29, 2009 and August 30, 2008, the Company reclassified a loss from accumulated other comprehensive (loss) income into interest expense of $1.7 million and $0.3 million, respectively.

7. Employee Benefit Plans

Defined Contribution Retirement Savings Plan

The Company has a defined contribution retirement savings plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan for the years ended August 29, 2009, August 30, 2008 and August 25, 2007 were $13.6 million, $10.9 million and $9.5 million, respectively.

Supplemental Executive Retirement Plan and Other Pension Plans

The Company accounts for its pension plans and Supplemental Executive Retirement Plan in accordance with SFAS No. 87, *Employers' Accounting for Pension,* as amended by SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense calculated under SFAS No. 87 is generally independent of funding decisions or requirements.

On August 25, 2007, the Company adopted SFAS No. 158, which required the Company to (1) recognize in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plans measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, (4) disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits, and (5) recognize as an adjustment to the opening balance of retained earnings, net of tax, any transition asset or transition obligation remaining from the initial application of SFAS No. 87 or SFAS No. 106.

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") for certain eligible employees of the Company. The benefits are based on the employee's compensation upon retirement. The amount charged to expense related to this plan amounted to approximately $1.5 million, $1.2 million and $1.2 million for the fiscal years ended 2009, 2008 and 2007, respectively.

The Company maintains a non-contributory defined pension plan ("UniFirst Plan") covering union employees at one of its locations. The benefits are based on years of service and the employees' compensation. The plan assets primarily consist of fixed income and equity securities. The amount charged to expense related to this plan amounted to approximately $0.2 million for each of the fiscal years ended 2009, 2008 and 2007, respectively.

In connection with the acquisition of Textilease in fiscal 2004, the Company assumed liabilities related to a frozen pension plan covering many former Textilease employees ("Textilease Plan"). The pension benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amounts charged to expense related to this plan amounted to approximately $0.1 million for each of the fiscal years ended 2009, 2008 and 2007.

The components of net periodic benefit cost for the year ended August 29, 2009 were as follows (in thousands):

	Textilease Plan	UniFirst Plan	SERP	Total
Service cost	$ —	$ 135	$ 364	$ 499
Interest cost	144	202	643	989
Expected return on assets	(92)	(151)	—	(243)
Amortization of prior service cost	—	62	368	430
Amortization of unrecognized loss	13	—	77	90
Net periodic benefit cost	$ 65	$ 248	$ 1,452	$ 1,765

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact its future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

The Company's obligations and funded status related to its pension and SERP retirement plans as of August 29, 2009 were as follows (in thousands):

	Textilease Plan	UniFirst Plan	SERP	Total
Change in benefit obligation:				
Projected benefit obligation, beginning of year	$ 2,323	$ 3,590	$ 11,255	$ 17,168
Service cost	—	135	364	499
Interest cost	144	202	643	989
Actuarial (gain) loss	(8)	45	(32)	5
Benefits paid	(149)	(77)	(305)	(531)
Projected benefit obligation, end of year	$ 2,310	$ 3,895	$ 11,925	$ 18,130
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 1,803	$ 3,192	$ —	$ 4,995
Actual return on plan assets	68	80	—	148
Employer contributions	133	—	—	133
Benefits paid	(149)	(77)	—	(226)
Fair value of plan assets, end of year	$ 1,855	$ 3,195	$ —	$ 5,050
Funded status (net amount recognized):	$ (455)	$ (700)	$ (11,925)	$ (13,080)

As of August 29, 2009, the accumulated benefit obligation for the Textilease Plan, UniFirst Plan and SERP was $2.3 million, $3.9 million and $9.3 million, respectively.

The amounts recorded on the Consolidated Balance Sheet as of August 29, 2009 are as follows (in thousands):

	Textilease Plan	UniFirst Plan	SERP	Total
Deferred tax assets	$ 111	$ 458	$ 1,722	$ 2,291
Accrued liabilities	$ 455	$ 700	$ 11,925	$ 13,080
Accumulated other comprehensive income	$ (174)	$ (717)	$ (2,694)	$ (3,585)

As of August 29, 2009, the amounts recognized in accumulated other comprehensive income for the Textilease Plan, UniFirst Plan and SERP consist of (in thousands):

	Textilease Plan	UniFirst Plan	SERP	Total
Net actuarial gain or (loss)	$ (174)	$ (310)	$ (1,604)	$ (2,088)
Unrecognized prior service cost	—	(407)	(1,090)	(1,497)
	$ (174)	$ (717)	$ (2,694)	$ (3,585)

The assumptions used in calculating the Company's projected benefit obligation and net periodic service cost as of, and for the year ended, August 29, 2009, were as follows:

	Textilease Plan	UniFirst Plan	SERP
Discount rate	6.0%	6.0%	5.7%
Expected return on plan assets	5.0%	5.0%	N/A
Rate of compensation increase	N/A	N/A	5.0%

8. Goodwill and Other Intangible Assets

Under SFAS No. 142, goodwill is no longer amortized, but reviewed annually or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill or intangible assets during the years ended August 29, 2009, August 30, 2008 or August 25, 2007.

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of August 25, 2007	$	224,366
Goodwill acquired during the period		34,504
Goodwill retired on disposition of business		(34)
Balance as of August 30, 2008	$	258,836
Goodwill acquired during the period		2,475
Other		(140)
Balance as of August 29, 2009	$	261,171

As of August 29, 2009, the Company has allocated $256.4 million, $4.2 million and $0.6 million of goodwill to its US and Canadian Rental and Cleaning, Specialty Garments and First Aid segments, respectively.

Intangible assets, net in the Company's accompanying Consolidated Balance Sheets are as follows (in thousands):

		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
August 29, 2009						
Customer contracts	$	125,112	$	68,496	$	56,616
Other intangible assets		26,360		22,922		3,438
	$	151,472	$	91,418	$	60,054
August 30, 2008						
Customer contracts	$	123,794	$	61,221	$	62,573
Other intangible assets		26,307		21,430		4,877
	$	150,101	$	82,651	$	67,450

Estimated amortization expense for the five fiscal years subsequent to August 29, 2009 and thereafter, based on intangible assets, net as of August 29, 2009 is as follows (in thousands):

2010	$	8,720
2011		8,097
2012		7,293
2013		6,676
2014		5,366
Thereafter		23,902
	$	60,054

9. Accrued Liabilities

Accrued liabilities in the accompanying Consolidated Balance Sheet consists of the following (in thousands):

	August 29, 2009	August 30, 2008
Payroll-related	$ 43,553	$ 39,286
Insurance related	23,031	23,027
Environmental related	19,384	15,097
Asset retirement obligations	8,584	7,844
Other	9,451	6,583
	$ 104,003	$ 91,837

10. Asset Retirement Obligations

The Company accounts for its asset retirement obligations under the provisions of SFAS No. 143, which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Accordingly, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company continues to depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-five years.

The Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities in accordance with the provisions of SFAS No. 143. The estimated liability is based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 5.7% to 7.5% over one to thirty-five years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

A reconciliation of the Company's asset retirement liabilities is as follows (in thousands):

	August 29, 2009	August 30, 2008
Beginning balance	$ 7,844	$ 7,437
Accretion expense	517	486
Asset retirement costs incurred	(104)	(79)
Additional liabilities recognized	327	—
Ending balance	$ 8,584	$ 7,844

As of August 29, 2009, the $8.6 million asset retirement obligation is included in accrued liabilities in the accompanying Consolidated Balance Sheet.

11. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings and equipment from independent parties. Total rent expense on all leases was $5.9 million, $5.7 million and $5.3 million for the fiscal years ended 2009, 2008 and 2007, respectively. Annual minimum lease commitments for the five years subsequent to August 29, 2009 and thereafter are as follows (in thousands):

2010	$ 5,181
2011	4,326
2012	2,913
2013	2,028
2014	850
Thereafter	879
	$ 16,177

Environmental and Legal Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous waste and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues, and, in the past used perchloroethylene and other dry cleaning solvents. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants in its consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as a number of additional locations that it acquired as part of its acquisition of Textilease Corporation in September 2003.

The Company has accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. The Company continues to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. The Company also has potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. Recently, the United States Environmental Protection Agency (the "EPA") commented on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. The Company and other parties to the consent decree have met with the EPA to discuss its comments. The Company has agreed to complete additional environmental investigations and reports, and to discuss further with the EPA its comments. The Company has accrued costs to perform certain work responsive to the EPA's comments.

The Company routinely reviews and evaluates sites that may require remediation and monitoring and determines its estimated costs based on various estimates and assumptions. These estimates are developed using its internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring the Company's sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. The Company's accruals reflect the amount within the range that constitutes its best estimate. Where it believes that both the amount of a particular liability and the timing of the payments are reliably determinable, the Company adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discounts the cost to present value using the current risk-free interest rates. As of August 29, 2009, the risk-free interest rates utilized by the Company ranged from 3.5% to 4.2%.

For environmental liabilities that have been discounted, the Company includes interest accretion, based on the effective interest method, in selling and administrative expenses on the Consolidated Statements of Income. The changes to the Company's environmental liabilities for the years ended August 29, 2009 and August 30, 2008 are as follows (in thousands):

Year ended	August 29, 2009	August 30, 2008
Beginning balance	$ 15,097	$ 15,683
Costs incurred for which reserves have been provided	(2,755)	(4,069)
Insurance proceeds received	168	167
Interest accretion	668	783
Revisions in estimates	6,206	2,533
Ending balance	$ 19,384	$ 15,097

In fiscal 2009 and 2008, the Company made adjustments to increase its environmental related reserves by $6.2 million and $2.5 million, respectively. These increases were primarily due to ongoing investigation and remediation efforts at two of its environmental exposure sites.

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 29, 2009, for the next five years and thereafter, as measured in current dollars, are reflected below.

(In Thousands)	2010	2011	2012	2013	2014	Thereafter	Total
Estimated costs – current dollars	$ 5,182	$ 2,616	$ 2,027	$ 963	$ 920	$ 13,636	$ 25,344
Estimated insurance proceeds	(330)	(157)	(180)	(150)	(180)	(2,175)	(3,172)
Net anticipated costs	$ 4,852	$ 2,459	$ 1,847	$ 813	$ 740	$ 11,461	$ 22,172
Effect of inflation							7,579
Effect of discounting							(10,367)
Balance as of August 29, 2009							$ 19,384

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 29, 2009, the balance in this escrow account, which is held in a trust and is not recorded on the Company's Consolidated Balance Sheet, was approximately $2.8 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.

From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position and/or results of operations of the Company. It is possible, however, that future financial position or results of operations for any particular period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

Other Contingent Liabilities

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see Note 11) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $36.5 million and $32.3 million outstanding as of August 29, 2009 and August 30, 2008, respectively.

12. Common Stock Options

The Company accounts for its share-based compensation under the provisions of SFAS No. 123(R), *Share-Based Payment,* as discussed in Note 1, "Share-Based Compensation". The Company adopted a stock incentive plan (the "Plan") in November 1996 and reserved 150,000 shares of Common Stock for issue under the Plan. In January 2002, the Company increased the number of shares of Common Stock reserved for issuance under the Plan to 450,000. Such increase was approved by the Company's shareholders at the Company's 2002 Annual meeting of Shareholders held on January 8, 2002. At the Company's 2007 Annual Meeting of Shareholders held on January 9, 2007, the Company's shareholders approved the Company's increase in the number of shares of Common Stock reserved for issuance under the Plan to 800,000. Options granted under the Plan, through August 29, 2009, are at a price equal to the fair market value of the Company's Common Stock on the date of grant. Options granted prior to fiscal 2003 are subject to a proportional four-year vesting schedule and expire eight years from the grant date. Options granted beginning in fiscal 2003 and thereafter are subject to a five-year cliff-vesting schedule under which options become vested or exercisable after five years from date of grant and expire ten years after the grant date. Compensation expense for all option grants, whether proportional four-year vesting or five-year cliff-vesting, is recognized ratably over the related vesting period starting in fiscal 2006. Certain options were granted during fiscal 2009, 2008 and 2007 to non-employee members of the Board of Directors of the Company, which were fully vested upon grant and expire eight years after the grant date for the grants during fiscal 2009 and 2008 and ten years after the grant date for the grants during fiscal 2007. Accordingly, compensation expense related to these option grants in fiscal 2009, 2008 and 2007 were recognized on the date of grant. In fiscal 2009 and 2008, a total of 12,000 shares and 6,000 shares, respectively, of restricted stock were granted to the Company's non-employee directors subject to vesting in full one year from the date of grant.

The following table summarizes the Common Stock option activity for the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007:

	Number of Shares	Weighted Average Exercise Price
Outstanding, August 26, 2006	284,950	$ 25.08
Granted	72,400	36.69
Exercised	(41,650)	17.01
Forfeited	(21,725)	28.04
Outstanding, August 25, 2007	293,975	$ 28.87
Granted	75,000	38.04
Exercised	(28,750)	18.12
Forfeited	(4,000)	23.26
Outstanding, August 30, 2008	336,225	$ 31.90
Granted	84,100	27.27
Exercised	(32,575)	21.08
Forfeited	(10,000)	33.49
Outstanding, August 29, 2009	377,750	$ 31.76
Exercisable, August 25, 2007	42,675	$ 23.93
Exercisable, August 30, 2008	63,125	$ 27.18
Exercisable, August 29, 2009	82,350	$ 28.34

The following table summarizes information relating to currently outstanding and exercisable stock options as of August 29, 2009:

		Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Option Life	Weighted Average Exercise Price
$ 17.55 – 24.35	45,350	3.82	$ 22.78	45,350	3.82	$ 22.78
27.08 – 28.85	132,900	7.53	27.53	12,500	6.44	28.28
33.13 – 34.83	60,000	6.18	34.75	5,000	6.29	33.81
36.05 – 42.21	139,500	7.73	37.42	19,500	7.89	39.91
$ 17.55 – 42.21	377,750	6.94	$ 31.76	82,350	5.33	$ 28.34

The following table summarizes the status of the Company's nonvested stock options at August 29, 2009:

	Nonvested Options	
	Number of Shares	Weighted Average Exercise Price
Nonvested at August 30, 2008	273,100	$ 32.99
Granted	75,100	27.11
Vested	(44,800)	24.76
Forfeited	(8,000)	34.22
Nonvested at August 29, 2009	295,400	$ 32.71

13. Shareholders' Equity

The Company has two classes of common stock: Common Stock and Class B Common Stock. Each share of Common Stock is entitled to one vote, is freely transferable, and is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes and can be converted to Common Stock on a share-for-share basis. However, until converted to Common Stock shares of Class B Common Stock are not freely transferable. For the year ended August 29, 2009, a total of 2,000 shares of Class B Common Stock were converted to Common Stock.

14. Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	Foreign Currency Translation	Pension-related	Interest Rate Swap	Total Accumulated Other Comprehensive Income (Loss)
Balance, August 25, 2007	$ 8,141	$ (3,009)	$ —	$ 5,132
Change during the year	(52)	(458)	(188)	(698)
Balance, August 30, 2008	8,089	(3,467)	(188)	4,434
Change during the year	(2,604)	(117)	(2,013)	(4,734)
Balance, August 29, 2009	$ 5,485	$ (3,584)	$ (2,201)	$ (300)

15. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker, as defined under SFAS No. 131, is the Company's chief executive officer. The Company has six operating segments based on the information reviewed by its chief executive officer; US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing (MFG), Corporate, Specialty Garments Rental and Cleaning (Specialty Garments) and First Aid. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment, and as a result, the Company has five reporting segments.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The laundry locations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as "industrial laundries" or "industrial laundry locations."

The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. MFG revenues are generated when goods are shipped from the Company's manufacturing facilities to other Company locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany revenues and income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG net of the intercompany MFG elimination offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above the Company's manufacturing cost.

The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the table below, no assets or capital expenditures are presented for the Corporate operating segment because no assets are allocated to this operating segment in the information reviewed by the chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by the Company. The majority of expenses accounted for within the Corporate segment relate to costs of the US and Canadian Rental and Cleaning segment, with the remainder of the costs relating to the Specialty Garment and First Aid segments.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

The Company refers to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as its "core laundry operations," which is included as a subtotal in the following table (in thousands):

As of and for the year ended August 29, 2009	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 904,902	$ 86,139	$ (86,139)	$ 7,759	$ 912,661	$ 72,340	$ 28,415	$ 1,013,416
Income (loss) from operations	$ 158,198	$ 27,828	$ (420)	$ (60,213)	$ 125,393	$ 7,360	$ 1,283	$ 134,036
Interest (income) expense, net	$ (1,968)	$ —	$ —	$ 9,289	$ 7,321	$ —	$ —	$ 7,321
Income (loss) before taxes	$ 160,211	$ 28,086	$ (420)	$ (69,705)	$ 118,172	$ 7,010	$ 1,283	$ 126,465
Depreciation and amortization	$ 38,053	$ 1,395	$ —	$ 12,750	$ 52,198	$ 4,058	$ 1,533	$ 57,789
Capital expenditures	$ 58,378	$ 151	$ —	$ —	$ 58,529	$ 6,505	$ 289	$ 65,323
Total assets	$ 906,872	$ 10,052	$ —	$ —	$ 916,924	$ 70,748	$ 21,113	$ 1,008,785

As of and for the year ended August 30, 2008	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 911,044	$ 91,834	$ (91,834)	$ 8,942	$ 919,986	$ 71,637	$ 31,552	$ 1,023,175
Income (loss) from operations	$ 137,341	$ 32,067	$ (2,632)	$ (63,229)	$ 103,547	$ 4,204	$ 887	$ 108,638
Interest (income) expense, net	$ (2,201)	$ —	$ —	$ 11,976	$ 9,775	$ —	$ —	$ 9,775
Income (loss) before taxes	$ 139,316	$ 31,717	$ (2,632)	$ (75,000)	$ 93,401	$ 4,411	$ 887	$ 98,699
Depreciation and amortization	$ 34,721	$ 1,488	$ —	$ 12,423	$ 48,632	$ 3,719	$ 1,433	$ 53,784
Capital expenditures	$ 64,046	$ 572	$ —	$ —	$ 64,618	$ 8,678	$ 499	$ 73,795
Total assets	$ 881,712	$ 11,691	$ —	$ —	$ 893,403	$ 68,282	$ 19,982	$ 981,667

As of and for the year ended August 25, 2007	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 799,515	$ 89,209	$ (89,209)	$ 7,945	$ 807,460	$ 62,868	$ 31,774	$ 902,102
Income (loss) from operations (1)	$ 111,801	$ 30,718	$ (5,366)	$ (58,925)	$ 78,228	$ 4,498	$ 1,426	$ 84,152
Interest (income) expense, net	$ (1,868)	$ —	$ —	$ 12,627	$ 10,759	$ —	$ —	$ 10,759
Income (loss) before taxes	$ 113,565	$ 30,511	$ (5,366)	$ (71,487)	$ 67,223	$ 4,813	$ 1,426	$ 73,462
Depreciation and amortization	$ 30,863	$ 1,446	$ —	$ 11,700	$ 44,009	$ 3,219	$ 1,284	$ 48,512
Capital expenditures	$ 46,444	$ —	$ —	$ —	$ 46,444	$ 7,186	$ 1,031	$ 54,661
Total assets	$ 780,883	$ 11,350	$ —	$ —	$ 792,233	$ 60,997	$ 21,234	$ 874,464

(1) Prior year income (loss) from operations has been restated to reflect the Company's reclassification of foreign exchange (gain) loss from an operating expense to other expense (income).

The Company's long-lived assets as of August 29, 2009 and August 30, 2008 and revenues and income before income taxes for the years ended August 29, 2009, August 30, 2008 and August 25, 2007 were attributed to the following countries (in thousands):

Long-lived assets as of:	August 29, 2009	August 30, 2008
United States	$ 661,470	$ 653,979
Europe, Canada, and Mexico (1)	44,941	43,583
Total	$ 706,411	$ 697,562

Revenues for the year ended:	August 29, 2009	August 30, 2008	August 25, 2007
United States	$ 931,670	$ 928,811	$ 825,622
Europe and Canada (1)	81,746	94,364	76,480
	$ 1,013,416	$ 1,023,175	$ 902,102

Income before income taxes for the year ended:	August 29, 2009	August 30, 2008	August 25, 2007
United States	$ 116,079	$ 84,214	$ 62,136
Europe, Canada, and Mexico (1)	10,386	14,485	11,326
	$ 126,465	$ 98,699	$ 73,462

(1) No country accounts for greater than 10% of total long-lived assets or revenues.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
UniFirst Corporation

We have audited the accompanying consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 29, 2009 and August 30, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 29, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries at August 29, 2009 and August 30, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 29, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company adopted Financial Accounting Standards No. 157, *Fair Value Measurements* on August 31, 2008 and as discussed in Notes 1 and Note 4 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* on August 26, 2007. Additionally, as discussed in Notes 1 and 7 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)* on August 25, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the UniFirst Corporation's internal control over financial reporting as of August 29, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 12, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

November 12, 2009

Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended August 29, 2009 and August 30, 2008. This summary should be read in conjunction with these Consolidated Financial Statements and notes to Consolidated Financial Statements.

(In thousands, except per share data) For the year ended August 29, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 262,554	$ 257,285	$ 252,105	$ 241,472
Income before income taxes	31,280	31,889	35,719	27,577
Provision for income taxes	12,418	13,609	14,030	10,556
Net income	$ 18,862	$ 18,280	$ 21,689	$ 17,021
Net income per Common share -- basic	$ 1.03	$ 1.00	$ 1.18	$ 0.93
Net income per Class B Common share -- basic	$ 0.82	$ 0.80	$ 0.95	$ 0.74
Net income per Common share -- diluted	$ 0.97	$ 0.94	$ 1.12	$ 0.88
Weighted average number of shares outstanding -- basic				
Common Stock	14,384	14,389	14,394	14,408
Class B Common Stock	4,935	4,935	4,935	4,933
	19,319	19,324	19,329	19,341
Weighted average number of Common Stock shares outstanding -- diluted	19,362	19,354	19,376	19,415

(In thousands, except per share data) For the year ended August 30, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 247,260	$ 270,288	$ 254,617	$ 251,010
Income before income taxes	26,787	24,847	27,798	19,267
Provision for income taxes	10,313	9,566	10,858	6,984
Net income	$ 16,474	$ 15,281	$ 16,940	$ 12,283
Net income per Common share -- basic	$ 0.90	$ 0.83	$ 0.92	$ 0.67
Net income per Class B Common share -- basic	$ 0.72	$ 0.67	$ 0.74	$ 0.54
Net income per Common share -- diluted	$ 0.85	$ 0.79	$ 0.87	$ 0.63
Weighted average number of shares outstanding -- basic				
Common Stock	14,352	14,359	14,366	14,379
Class B Common Stock	4,937	4,937	4,937	4,936
	19,289	19,296	19,303	19,315
Weighted average number of Common Stock shares outstanding -- diluted	19,366	19,366	19,363	19,387

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2009 consisted of 52 weeks, fiscal 2008 consisted of 53 weeks and fiscal 2007 consisted of 52 weeks. Each of the quarterly periods contained 13 weeks except for the second quarter of fiscal 2008 which contained 14 weeks.

In the fourth quarter of fiscal 2009 and 2008, the Company decreased its insurance reserves by $3.4 million and $1.9 million, respectively, resulting from its annual third-party actuarial review of its insurance reserve requirements. In addition, in the fourth quarter of fiscal 2009 and 2008, the Company increased its environmental related accrual by $3.0 million and $2.0 million, respectively, due to additional information gathered from ongoing site investigations at two of its environmental exposure sites.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by the Company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. We continue to review our disclosure controls and procedures, and our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended August 29, 2009 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and objectivity of our Consolidated Financial Statements and other financial information contained in our Annual Report on Form 10-K. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

The Audit Committee of our Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of our financial condition and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Our independent registered public accounting firm has free access to the Audit Committee and meets with the Audit Committee periodically, both with and without Management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report on Form 10-K for the year ended August 29, 2009. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements.

We have filed with the Securities and Exchange Commission the required certifications related to our Consolidated Financial Statements as of and for the year ended August 29, 2009. These certifications are attached as exhibits to this Annual Report on Form 10-K for the year ended August 29, 2009. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of August 29, 2009. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework*. Management concluded that based on its assessment, our internal control over financial reporting was effective as of August 29, 2009. The effectiveness of our internal control over financial reporting as of August 29, 2009 has been audited by Ernst & Young LLP, and a copy of its attestation report is included below.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
UniFirst Corporation

We have audited UniFirst Corporation's internal control over financial reporting as of August 29, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UniFirst Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UniFirst Corporation maintained, in all material respects, effective internal control over financial reporting as of August 29, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UniFirst Corporation as of August 29, 2009 and August 30, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 29, 2009 of UniFirst Corporation and our report dated November 12, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

November 12, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Statement of Corporate Policy and Code of Business Conduct and Ethics, which applies to our directors and all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and corporate controller. Our Statement of Corporate Policy and Code of Business Conduct and Ethics is available, free of charge, on our website at www.unifirst.com. Information contained on our website is not part of this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K. We intend to disclose any amendment to or waiver of a provision of the Statement of Corporate Policy and Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller by posting such information on our website at www.unifirst.com.

Information regarding our directors and executive officers required by this Item 10 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2010 Annual Meeting of Shareholders and is incorporated by reference into this Item 10. Certain information required by this Item 10 is set forth in Item 1 of this Annual Report on Form 10-K under the heading "Executive Officers".

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2010 Annual Meeting of Shareholders and is incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2010 Annual Meeting of Shareholders and is incorporated by reference into this Item 12.

Information concerning our equity compensation plans contained in the table entitled "Equity Compensation Plan Information" set forth in Item 5 of this Annual Report on Form 10-K is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2010 Annual Meeting of Shareholders and is incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item 14 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2010 Annual Meeting of Shareholders and is incorporated by reference into this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The financial statements listed below are filed as part of this report:

(1) and (2) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The financial statements listed below are included under Item 8 of this Annual Report on Form 10-K:

Consolidated statements of income for each of the three years in the period ended August 29, 2009

Consolidated balance sheets as of August 29, 2009 and August 30, 2008

Consolidated statements of shareholders' equity for each of the three years in the period ended August 29, 2009

Consolidated statements of cash flows for each of the three years in the period ended August 29, 2009

Notes to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Management's Report on Internal Control Over Financial Reporting

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The following additional schedule is filed herewith:

Schedule II — Valuation and qualifying accounts and reserves for each of the three years in the period ended August 29, 2009

UNIFIRST CORPORATION AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED AUGUST 29, 2009 (IN THOUSANDS)

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created or Deductions	Balance, End of Period
Allowance for Doubtful Accounts				
For the year ended August 29, 2009	$ 4,164	$ 5,744	$ (4,341)	$ 5,567
For the year ended August 30, 2008	$ 4,144	$ 2,836	$ (2,816)	$ 4,164
For the year ended August 25, 2007	$ 3,653	$ 4,240	$ (3,749)	$ 4,144
Reserve for Obsolete Inventory				
For the year ended August 29, 2009	$ 1,722	$ 624	$ (758)	$ 1,588
For the year ended August 30, 2008	$ 953	$ 1,039	$ (270)	$ 1,722
For the year ended August 25, 2007	$ 980	$ 1,086	$ (1,113)	$ 953

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the Consolidated Financial Statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

(3) EXHIBITS. The list of exhibits filed as part of this Annual Report on Form 10-K is set forth below.

	DESCRIPTION
3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
10.1	Letter Agreement between the Company and Dennis Assad, dated January 3, 2007 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 8, 2007)
10.2	UniFirst Corporation 1996 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002 filed with the Commission on November 27, 2002)
10.3	Form of UniFirst Corporation stock option award to non-employee directors (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 filed with the Commission on November 12, 2004)
10.4	Form of UniFirst Corporation stock option award to executive officers (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 filed with the Commission on November 12, 2004)
10.5	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)
10.6	Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
10.7	Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.1 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.8	Modification No. 1, dated as of October 31, 2005, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.2 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.9	Modification No. 2, dated as of March 22, 2006, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.3 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.10	Modification No. 3, dated as of September 13, 2006, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.4 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.11	Note Purchase Agreement, dated as of June 1, 2004 (incorporated by reference to Exhibit 10.5 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.12	Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)

10.13	Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Ronald D. Croatti

Ronald D. Croatti
President and Chief Executive Officer

November 12, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Ronald D. Croatti Ronald D. Croatti	Principal Executive Officer and Director	November 12, 2009
/s/ Steven S. Sintros Steven S. Sintros	Principal Financial Officer and Principal Accounting Officer	November 12, 2009
/s/ Cynthia Croatti Cynthia Croatti	Director	November 12, 2009
/s/ Phillip L. Cohen Phillip L. Cohen	Director	November 12, 2009
/s/ Robert F. Collings Robert F. Collings	Director	November 12, 2009
/s/ Anthony F. DiFillippo Anthony F. DiFillippo	Director	November 12, 2009
/s/ Donald J. Evans Donald J. Evans	Director	November 12, 2009
/s/ Michael Iandoli Michael Iandoli	Director	November 12, 2009
/s/Thomas Postek Thomas S. Postek	Director	November 12, 2009

EXHIBIT INDEX

DESCRIPTION

3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
10.1	Letter Agreement between the Company and Dennis Assad, dated January 3, 2007 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 8, 2007)
10.2	UniFirst Corporation 1996 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002 filed with the Commission on November 27, 2002)
10.3	Form of UniFirst Corporation stock option award to non-employee directors (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 filed with the Commission on November 12, 2004)
10.4	Form of UniFirst Corporation stock option award to executive officers (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 filed with the Commission on November 12, 2004)
10.5	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)
10.6	Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
10.7	Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.1 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.8	Modification No. 1, dated as of October 31, 2005, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.2 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.9	Modification No. 2, dated as of March 22, 2006, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.3 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.10	Modification No. 3, dated as of September 13, 2006, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.4 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.11	Note Purchase Agreement, dated as of June 1, 2004 (incorporated by reference to Exhibit 10.5 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.12	Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)

10.13	Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

Exhibit 21

List of subsidiaries of the Company:

Name of Subsidiary	Jurisdiction of Organization or Incorporation
UniFirst Holdings, Inc.	Delaware
UniTech Services Group, Inc.	California
UniFirst First-Aid Corporation	Maryland
UniTech Services Canada Ltd.	Canada
UniTech Services SAS	France
Euro Nuclear Services B.V.	Netherlands
Euro Nuklear Services, GmbH	Germany
Euro Nuclear Services Limited	United Kingdom
UniFirst Canada Ltd.	Canada
RC Air LLC	New Hampshire
UONE Corporation	Massachusetts
Uniformes de San Luis S.A. de C.V.	Mexico
UniFirst S.A. de C.V.	Mexico
UniFirst Far East Limited	Hong Kong
UniFirst Manufacturing Corporation	Massachusetts

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-142138, 33-60781, 333-96097, and 333-82682) of UniFirst Corporation of our reports dated November 12, 2009 with respect to the Consolidated Financial Statements and schedule of UniFirst Corporation and the effectiveness of internal control over financial reporting of UniFirst Corporation, included in the Annual Report (Form 10-K) for the year ended August 29, 2009.

/s/ Ernst & Young LLP
Boston, Massachusetts

November 12, 2009

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 29, 2009 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 12, 2009

By: /s/ Ronald D. Croatti

Ronald D. Croatti, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Sintros, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 29, 2009 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 12, 2009

By: /s/ Steven S. Sintros

Steven S. Sintros, Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Ronald D. Croatti, President and Chief Executive Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 29, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 12, 2009

By: /s/ Ronald D. Croatti

Ronald D. Croatti, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Steven S. Sintros, Chief Financial Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 29, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 12, 2009

By: /s/ Steven S. Sintros

Steven S. Sintros, Chief Financial Officer
(Principal Financial Officer)



UNIFIRST CORPORATION

68 Jonspin Road
Wilmington, Massachusetts 01887

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On Tuesday, January 12, 2010

The Annual Meeting of Shareholders (the "Annual Meeting") of UniFirst Corporation (the "Company") will be held at the Conference Center of Goodwin Procter LLP, located on the second floor at Exchange Place, Boston, Massachusetts 02109 on Tuesday, January 12, 2010 at 10:00 A.M. for the following purposes:

1. To elect three Class III Directors, nominated by the Board of Directors, each to serve for a term of three years until the 2013 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;

2. To approve an amendment to the Company's 1996 Stock Incentive Plan, as amended (the "Plan"), which authorizes the issuance of an additional 700,000 shares of Common Stock of the Company under the Plan;

3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 28, 2010; and

4. To consider and act upon any other matters which may properly come before the meeting or any adjournment or postponement thereof.

Proposal 1 above relates solely to the election of three Class III directors of the Company nominated by the Board of Directors and does not include any other matters relating to the election of directors, including without limitation, the election of directors nominated by any shareholder of the Company.

The Board of Directors has fixed the close of business on November 13, 2009 as the record date for the Annual Meeting. All shareholders of record on that date are entitled to receive notice of and to vote at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on Tuesday, January 12, 2010: The Proxy Statement and 2009 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended August 29, 2009, are available at http://phx.corporate-ir.net/phoenix.zhtml?c=71810&p=Proxy.

By Order of the Board of Directors,

RAYMOND C. ZEMLIN, Secretary

Wilmington, Massachusetts
December 8, 2009

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS USE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

Important

Please note that due to security procedures, if you decide to attend the Annual Meeting, you will be required to show a form of picture identification to gain access to the offices of Goodwin Procter LLP. Please contact the Company's Investor Relations group at (978) 658-8888 if you plan to attend the Annual Meeting.

UNIFIRST CORPORATION

68 Jonspin Road
Wilmington, Massachusetts 01887

PROXY STATEMENT FOR 2010 ANNUAL MEETING OF SHAREHOLDERS
to be held on January 12, 2010
at 10:00 A.M. at the Conference Center of Goodwin Procter LLP,
located on the second floor at Exchange Place,
Boston, Massachusetts 02109

General Information

The enclosed proxy is being solicited on behalf of the Board of Directors of UniFirst Corporation (the "Company", "UniFirst", "we", "our" or "us") for use at the 2010 Annual Meeting of Shareholders to be held on Tuesday, January 12, 2010 (the "Annual Meeting") and at any adjournments or postponements thereof. This Proxy Statement, the enclosed proxy and the Company's 2009 Annual Report to Shareholders are being first mailed to shareholders on or about December 8, 2009.

Any shareholder signing and returning the enclosed proxy has the power to revoke it by (1) giving written notice of revocation of such proxy to the Secretary of the Company at the address set forth above, (2) completing, signing and submitting a new proxy card relating to the same shares and bearing a later date, or (3) attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. The shares represented by the enclosed proxy will be voted as specified therein if said proxy is properly signed and received by the Company prior to the time of the Annual Meeting and is not properly revoked. The expense of this proxy solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, the Directors, officers and employees of the Company may also solicit proxies personally or by telephone without special compensation for such activities. The Company may also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses in connection therewith.

The Board of Directors has fixed the close of business on November 13, 2009 as the "Record Date" for the determination of the shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of the close of business on the Record Date, there were outstanding and entitled to vote 14,446,129 shares of common stock, par value $0.10 per share ("Common Stock"), and 4,931,369 shares of Class B common stock, par value $0.10 per share ("Class B Common Stock"). Transferees after such date will not be entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share.

As more fully described in this Proxy Statement, the purposes of the Annual Meeting are (1) to elect three Class III Directors, nominated by the Board of Directors, each to serve for a term of three years until the 2013 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified; (2) the Company's 1996 Stock Incentive Plan, as amended (the "Plan"), which authorizes an additional 700,000 shares of Common Stock of the Company under the Plan; (3) to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 28, 2010; and (4) to consider and act upon any other matters which may properly come before the Annual Meeting or any adjournment or postponement thereof. With respect to the election of three Class III Directors, a plurality of the votes cast by holders of shares of Common Stock, voting separately as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Phillip L. Cohen. A plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Cynthia Croatti and Michael Iandoli. Votes may be cast FOR or WITHHELD FROM each of Messrs. Cohen and Iandoli and Ms. Croatti. With respect to the approval of the amendment to the Plan, the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm, and each other matter expected to be voted upon at the Annual Meeting, the affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval. Votes may be cast FOR or AGAINST the amendment to the Plan. Votes may be cast FOR or AGAINST the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 28, 2010.

The representation in person or by proxy of at least a majority of all Common Stock and Class B Common Stock issued, outstanding and entitled to vote at the Annual Meeting shall constitute a quorum for the transaction of business. Consistent with applicable law, the Company intends to count abstentions and broker non-votes only for the purpose of determining the presence or absence of a quorum for the transaction of business. A broker "non-vote" refers to shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter. Any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of Directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger percentage of votes, and no impact on the proposal for approval of each other matter expected to be voted on at the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on Tuesday, January 12, 2010: The Proxy Statement and 2009 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended August 29, 2009, are available at http://phx.corporate-ir.net/phoenix.zhtml?c=71810&p=Proxy.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors of the Company is currently composed of eight members, divided into three classes of two, three and three directors, respectively. One class is elected each year at the Annual Meeting of Shareholders. The Directors in each class serve for a term of three years and until their successors are duly elected and qualified. As the term of one class expires, a successor class is elected at each Annual Meeting of Shareholders.

At the Annual Meeting, three Class III Directors will be elected to serve until the 2013 Annual Meeting of Shareholders and until their successors are duly elected and qualified. The Board of Directors has nominated Cynthia Croatti and Michael Iandoli as Class III Directors to be elected by holders of Common Stock and Class B Common Stock, voting together as a single class, and has nominated Phillip L. Cohen as a Class III Director to be elected by holders of Common Stock voting separately as a single class (together, the "Nominees").

Unless otherwise instructed, the persons named in the proxy will vote the shares to which the proxy relates "FOR" the election of the Nominees to the Board of Directors. While the Company has no reason to believe that any of the Nominees will be unable to serve as a Director, in the event any of the Nominees should become unavailable to serve at the time of the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy for such other person or persons as the Board of Directors may recommend.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF PHILLIP L. COHEN, CYNTHIA CROATTI AND MICHAEL IANDOLI AS CLASS III DIRECTORS.

Information Regarding Nominees and Directors

The following table sets forth certain information with respect to the three Nominees for election as Class III Directors at the Annual Meeting and those continuing Directors of the Company whose terms expire at the Annual Meetings of Shareholders in 2011 and 2012, based on information furnished to the Company by each Director.

Class III Nominees for Election at 2010 Annual Meeting – Nominated to Serve a Term that Expires in 2013	Age	Director Since
Cynthia Croatti (1) **Ms. Croatti** joined the Company in 1980. She has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of the Company.	54	1995
Phillip L. Cohen (2) **Mr. Cohen** has served as Director of the Company since 2000. He is a certified public accountant and was a partner with an international public accounting firm from 1965 until his retirement in 1994 and has been a financial consultant since that date. He is a Director emeritus and former Treasurer of the Greater Boston Convention and Visitors Bureau and a Director of Kazmaier Associates, Inc.	78	2000

	Age	Director Since
Michael Iandoli **Mr. Iandoli** has served as Director of the Company since January 2007. He served for over 30 years as a senior executive and President of TAC Worldwide Companies, a contract labor firm serving the automotive and high-tech industries. He is a Vice President of the Executive Committee at the Larz Anderson Auto Museum.	64	2007

Class II Continuing Directors -- Term Expires in 2011	Age	Director Since
Ronald D. Croatti (1) **Mr. Croatti** joined the Company in 1965. He became Director of the Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of the Company.	66	1982
Donald J. Evans **Mr. Evans** has served as Director of the Company since 1973. He served as General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue, from 1996 to 2003. Prior to that time, Mr. Evans was a senior partner in the law firm of Goodwin Procter LLP, the Company's general counsel. Mr. Evans is a Trustee of the Massachusetts Eye and Ear Infirmary.	83	1973
Thomas S. Postek **Mr. Postek** has served as Director of the Company since January 2008. He is a certified public accountant and chartered financial analyst currently affiliated with Geneva Investment Management of Chicago. Mr. Postek is a member of the Board of Directors of Lawson Products, Inc., a publicly traded distributor of fasteners and other industrial supplies. From 1986 to 2001, Mr. Postek was a partner and principal of William Blair & Company, LLC.	67	2008

Class I Continuing Directors -- Term Expires in 2012	Age	Director Since
Anthony F. DiFillippo (1) **Mr. DiFillippo** was the President of UniFirst until he retired in 1995 and, since 1995, he has served as a consultant to UniFirst. He became a Director in 2002.	82	2002
Robert F. Collings (2) **Mr. Collings** has served as Director of the Company since July 2005. He was a founder and President of Data Terminal Systems, Inc., a provider of electronic cash register/retail business control systems, from 1970 to 1981 and the founder and President of Resource Dynamics, Inc., a company that offered a facilities planning and management system, from 1981 until its sale in 1984. He is currently the Principal of The Collings Foundation, which he founded in 1979, a member of the President's Council of Massachusetts General Hospital and on the Board of Advisors of New Boston Real Estate.	71	2005

(1) Ronald D. Croatti and Cynthia Croatti are siblings, and Anthony F. DiFillippo is Cynthia Croatti's uncle. Anthony F. DiFillippo is the father of David A. DiFillippo, an executive officer of the Company.

(2) The Company has designated Messrs. Collings and Cohen as the Directors to be elected by the holders of Common Stock voting separately as a single class.

Meetings of the Board of Directors and Its Committees

Board of Directors. The Company's Board of Directors is divided into three classes, and the members of each class serve for staggered three-year terms. The Board is currently composed of two Class I Directors (Messrs. DiFillippo and Collings), three Class II Directors (Messrs. Croatti, Evans and Postek) and three Class III Directors (Ms. Croatti, and Messrs. Cohen and Iandoli). Three Class III Directors are up for re-election as Class III Directors at the Annual Meeting. The terms of the continuing Class II and I Directors will expire upon the election and qualification of Directors at the Annual Meeting of Shareholders in 2011 and 2012, respectively. At each Annual Meeting of Shareholders, Directors generally will be re-elected or elected for a full term of three years to succeed those Directors whose terms are expiring. The Board of Directors held five meetings during the Company's 2009 fiscal year.

Audit Committee. During the 2009 fiscal year, the Audit Committee consisted of Messrs. Cohen (Chairman), Collings, Evans and Postek. The Audit Committee held nine meetings during fiscal 2009. The Audit Committee is responsible for assisting the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and reporting process, (2) the qualifications, independence and performance of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function, and (4) the Company's compliance with legal and regulatory requirements. The Board of Directors and the Audit Committee adopted a written Audit Committee Charter in 2000, which was revised in 2001, 2003, 2005 and 2007. A current copy of the Audit Committee Charter, as amended and restated, is available on the Company's website at www.unifirst.com. The Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the New York Stock Exchange and the Securities and Exchange Commission (the "SEC") and has determined that Phillip L. Cohen is an "audit committee financial expert" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board of Directors and the Audit Committee have adopted a Statement of Corporate Policy and Code of Business Conduct, a current copy of which is available on the Company's website at www.unifirst.com. The Company's Audit Committee Complaint Procedure is also available on the Company's website at www.unifirst.com.

Compensation Committee. During the 2009 fiscal year, the Compensation Committee consisted of Messrs. Collings (Chairman), Evans and Iandoli and met on three occasions. The Compensation Committee is responsible for reviewing and approving the Company's executive compensation program, recommending awards under the Company's equity compensation plans and establishing the compensation for the Company's Chief Executive Officer. The Board of Directors has determined that each of the members of the Compensation Committee is "independent" under the rules of the New York Stock Exchange. The Board of Directors and the Compensation Committee have adopted a written Compensation Committee Charter, which was revised in 2007. A current copy of the Compensation Committee Charter is available on the Company's website at www.unifirst.com.

Nominating and Corporate Governance Committee. During the 2009 fiscal year, the Nominating and Corporate Governance Committee consisted of Messrs. Evans (Chairman), Cohen and Iandoli. The Nominating and Corporate Governance Committee met on two occasions in fiscal 2009. The Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee have adopted a written Nominating and Corporate Governance Committee Charter, which was revised in 2007. A current copy of the Nominating and Corporate Governance Committee Charter is available on the Company's website at www.unifirst.com. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is "independent" under the rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee's policy is to review and consider all Director candidates recommended by any of the Company's Directors or shareholders. Such review and consideration is to proceed in accordance with the Company's By-laws, Corporate Governance Guidelines and Policy Regarding New Director Nominations. See "Other Matters — Shareholder Proposals" for a summary of certain of these requirements. The Nominating and Corporate Governance Committee is also responsible for developing and recommending to the Board of Directors a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes to those guidelines to the Board of Directors. The current Corporate Governance Guidelines are available on the Company's website at www.unifirst.com. In addition, the Nominating and Corporate Governance Committee maintains a Policy Regarding New Director Nominations, a current copy of which is available on the Company's website at www.unifirst.com. Since this policy was adopted, there have been no material changes to the procedures by which shareholders may recommend nominees to the Board of Directors.

Each continuing Director attended at least 75% of all of the meetings of the Board of Directors and of the committees of which the Director was a member held during the last fiscal year. Our Annual Meeting of Shareholders is generally held to coincide with one of the Board's regularly scheduled meetings. Directors are strongly encouraged to attend the Annual Meeting. Each of the Directors attended the 2009 Annual Meeting of Shareholders.

Please note that information contained in our website is not incorporated by reference in, or considered to be a part of, this Proxy Statement.

Independence of Board Members

The Board of Directors has determined that each of Messrs. Cohen, Collings, Evans, Iandoli and Postek is an "independent director" in accordance with the corporate governance rules of the New York Stock Exchange as a result of having no material relationship with the Company other than (1) serving as a Director and a Board Committee member, (2) receiving related fees as disclosed in this Proxy Statement and (3) having beneficial ownership of the Company's securities as disclosed in the section of this document entitled "Security Ownership of Management and Principal Shareholders."

Meetings of Independent and Non-Management Directors

The independent and non-management Directors of the Company regularly meet in executive sessions outside the presence of management. The presiding Director for these meetings is Mr. Evans. Any interested party or shareholder who wishes to make their concerns known to the independent and non-management Directors may avail themselves of the same procedures provided below under the heading "Communication with the Board of Directors". The Company's Audit Committee Complaint Procedure is available on the Company's website at www.unifirst.com.

Communication with the Board of Directors

Any interested party or shareholder who wishes to communicate with any of the Company's Directors or the Board of Directors as a group, may do so by writing to the Board of Directors, or such individual Director(s) c/o Chief Financial Officer, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. The Company recommends that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Chief Financial Officer will be forwarded by him promptly to the appropriate addressee(s).

Security Ownership of Management and Principal Shareholders

The following table sets forth as of November 13, 2009 certain information concerning shares of Common Stock and Class B Common Stock beneficially owned by (i) each Director and Nominee, (ii) each of the named executive officers of the Company in the Summary Compensation Table, and (iii) all executive officers and Directors as a group, in each case based solely on information furnished by such individuals. Except as otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table reflects shares outstanding of the Company's Common Stock and Class B Common Stock on November 13, 2009.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Ronald D. Croatti(2)(3)	854,028	4.4%	13.2%
Cynthia Croatti(3)(4)	1,400	*	*
Steven S. Sintros	–	*	*
Bruce P. Boynton(3)	3,300	*	*
Donald J. Evans(3)(5)(9)	11,400	*	*
Phillip L. Cohen(3)(5)(9)	10,000	*	*
Anthony F. DiFillippo(3)(5)(6)(9)	58,000	*	*
Robert F. Collings(3)(5)(9)	8,500	*	*
Michael Iandoli(3)(5)(9)	7,500	*	*
David A. DiFillippo(3)(7)	6,657	*	*
Thomas S. Postek(3)(5)(8)(9)	21,000	*	*
John B. Bartlett (3)(10)	4,200	*	*
All Directors and executive officers as a group(3)(11) (13 persons) group	985,985	5.1%	13.5%

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 13, 2009, a total of 19,377,498 shares of common stock were outstanding, of which 14,446,129 were shares of Common Stock entitled to one vote per share and 4,931,369 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Ronald D. Croatti owns 843,528 shares of Class B Common Stock, representing 17.1% of such class, 4,200 shares of Common Stock, plus the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 2,152,152 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 36,107 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 132,792 shares of Class B Common Stock.

(3) Includes the right to acquire, pursuant to the exercise of stock options, within 60 days after November 13, 2009, the following number of shares of Common Stock: Ronald D. Croatti, 6,300 shares; Cynthia Croatti, 1,400 shares; 3,300 shares each in the case of Messrs. Boynton and D. DiFillippo; and John B. Bartlett: 4,200 shares. The non-employee Directors presently have exercisable options to purchase the following number of shares of Common Stock: 7,000 shares each in the case of Messrs. Cohen and Evans; 5,500 shares in the case of Mr. Collings; 4,500 shares in the case of Mr. Iandoli; and 3,000 shares each in the case of Messrs. A. DiFillippo and Postek.

(4) Ms. Croatti owns the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Ms. Croatti's children, as to which shares Ms. Croatti disclaims any beneficial interest. Ms. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and the Red Cat Limited Partnership, which respectively own 2,152,152 and 1,021,748 shares of Class B Common Stock. Ms. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust which owns 36,107 shares of Class B Common Stock. The information presented for Ms. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership or The Marie Croatti QTIP Trust. In addition, the information presented for Ms. Croatti does not include any shares beneficially owned by certain other trusts for which Ms. Croatti is a trustee and certain entities for which Ms. Croatti serves as manager and which, in the aggregate, beneficially own 80,534 shares of Common Stock and 67,069 shares of Class B Common Stock.

(5) Mr. Evans owns 2,400 shares of Common Stock, the options to purchase Common Stock listed in footnote 3, plus the unvested restricted Common Stock listed in footnote 9. Mr. A. DiFillippo owns 45,750 shares of Common Stock, beneficially owns shares of Common Stock listed in footnote 6, the options to purchase Common Stock listed in footnote 3, plus the unvested restricted Common Stock listed in footnote 9. Mr. Postek owns shares of Common Stock listed in footnote 8, the options to purchase Common Stock listed in footnote 3, plus the unvested restricted Common Stock listed in footnote 9. Each of Messrs. Cohen, Collings and Iandoli beneficially own 1,000 shares of Common Stock, the options to purchase Common Stock listed in footnote 3 plus the unvested restricted Common Stock listed in footnote 9.

(6) Includes 7,250 shares beneficially owned by Mr. A. DiFillippo's spouse, plus the options to purchase Common Stock listed in footnote 3.

(7) Mr. D. DiFillippo owns 3,357 shares of Common Stock and the options to purchase Common Stock listed in footnote 3. In addition, the information presented for Mr. DiFillippo does not include 3,000 shares of Common Stock beneficially owned by his children's trusts, of which he is a trustee.

(8) Mr. Postek beneficially owns 16,000 shares of Common Stock.

(9) Includes 2,000 shares of restricted stock owned by each of Messrs. Evans, Cohen, A. DiFillippo, Collings, Iandoli and Postek. Such shares will vest on January 2, 2010.

(10) Mr. Bartlett retired as Senior Vice President and Chief Financial Officer effective as of January 13, 2009. Since his retirement, Mr. Bartlett has served as a senior business advisor to the Company.

(11) Includes the Directors and named executive officers set forth in the table above and David M. Katz who joined the Company as Vice President, Sales and Marketing in January 2009.

To the knowledge of the Company, the following are the only beneficial owners of more than 5% of the outstanding shares of Common Stock or Class B Common Stock of the Company as of November 13, 2009. All information presented is based solely on information provided by each beneficial owner.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
The Queue Limited Partnership(2)	2,152,152	11.1%	33.8%
The Red Cat Limited Partnership(3)	1,021,748	5.3	16.0
Arnhold and S. Bleichroeder Advisers, LLC(4)	1,868,726	9.6	2.9
Barclays Global Investors UK Holdings LTD.(5)	1,042,663	5.4	1.6
Ronald D. Croatti(6)	854,028	4.4	13.2
Tweedy, Browne Company, LLC(7)	814,599	4.2	1.3
Wellington Management Company, LLP(8)	810,100	4.2	1.3
Dimensional Fund Advisors LP(9)	804,099	4.1	1.3
River Road Asset Management, LLC(10)	774,792	4.0	1.2
Bank of America Corporation(11)	731,794	3.8	1.1
Cecelia Levenstein(12)	612,157	3.2	7.2

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 13, 2009, a total of 19,377,498 shares of common stock were outstanding, of which 14,446,129 were shares of Common Stock entitled to one vote per share and 4,931,369 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) The Queue Limited Partnership ("QLP") owns 2,152,152 shares of Class B Common Stock, representing 43.6% of such class. The general partner of QLP is Queue Management Associates, Inc. ("QMA"), which has sole voting and dispositive power over the shares owned by QLP. Ronald D. Croatti, Cynthia Croatti and Cecelia Levenstein are the sole shareholders and directors of QMA. All decisions by the directors of QMA must be made unanimously. The address of QLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(3) The Red Cat Limited Partnership ("RCLP") owns 1,021,748 shares of Class B Common Stock, representing 20.7% of such class. The general partner of RCLP is Red Cat Management Associates, Inc. ("RCMA"), which has sole voting and dispositive power over the shares owned by RCLP. Ronald D. Croatti and Cynthia Croatti are the sole shareholders and directors of RCMA. The address of RCLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(4) Arnhold and S. Bleichroeder Advisers, LLC beneficially owns shares of Common Stock only, representing 12.9% of such class. The address of Arnhold and S. Bleichroeder Advisers, LLC is 1345 Avenue of the Americas, New York, NY 10105. The Company has relied solely upon information contained in the Form 13F filed with the SEC by Arnhold and S. Bleichroeder Advisers, LLC on November 12, 2009.

(5) Barclays Global Investors UK Holdings LTD. beneficially owns shares of Common Stock only, representing 7.2% of such class. The address of Barclays Global Investors is 1 Churchill Place, London XO E14 5HP. The Company has relied solely upon the information contained in the Form 13F filed with the SEC by Barclays Global Investors on November 12, 2009.

(6) Ronald D. Croatti owns 843,528 shares of Class B Common Stock, representing 17.1% of such class, 4,200 shares of Common Stock, plus the options to purchase Common Stock listed in footnote 3 to the preceding table. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 2,152,152 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of the Marie Croatti QTIP Trust, which owns 36,107 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 132,792 shares of Class B Common Stock. The address of Ronald D. Croatti is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(7) Tweedy, Browne Company, LLC beneficially owns shares of Common Stock only, representing 5.6% of such class. The address of Tweedy, Browne Company, LLC is 350 Park Avenue, 9th Floor, New York, NY 10022. The Company has relied solely upon information contained in the Form 13F filed with the SEC by Tweedy, Browne Company, LLC on November 9, 2009.

(8) Wellington Management Company, LLP beneficially owns shares of Common Stock only, representing 5.6% of such class. The address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109. The Company has relied solely upon the information contained in the Form 13F filed with the SEC by Wellington Management Company, LLP on August 14, 2009.

(9) Dimensional Fund Advisors LP beneficially owns shares of Common Stock only, representing 5.6% of such class. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Austin, TX 78746. The Company has relied solely upon the information contained in the Form 13F filed with the SEC by Dimensional Fund Advisors LP on October 29, 2009.

(10) River Road Asset Management, LLC beneficially owns shares of Common Stock only, representing 5.4% of such class. The address of River Road Asset Management, LLC is 462 South Fourth Street, Louisville, KY 40207. The Company has relied solely upon the information contained in the Form 13F filed with the SEC by River Road Asset Management, LLC on October 21, 2009.

(11) Bank of America Corporation owns shares of Common Stock only, representing 5.1% of such class. The address of Bank of America Corporation is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. The Company has relied solely upon the information contained in the Form 13F filed with the SEC by Bank of America Corporation on November 12, 2009.

(12) Cecelia Levenstein is the daughter of Marie Croatti. Ms. Levenstein owns 444,349 shares of Class B Common Stock, representing 9.0% of such class, and 167,808 shares of Common Stock. Ms. Levenstein is a shareholder and director of the general partner of The Queue Limited Partnership, which owns 2,152,152 shares of Class B Common Stock. The information presented for Ms. Levenstein does not include any shares owned by The Queue Limited Partnership. In addition, the information presented for Ms. Levenstein does not include any shares beneficially owned by certain other trusts for which Ms. Levenstein is a trustee and, which, in the aggregate, beneficially own 38,138 shares of Class B Common Stock. The address of Ms. Levenstein is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors, in collaboration with management, develops and implements our compensation policies. The Compensation Committee also reviews and establishes the compensation paid to our executive officers. We believe we provide an appropriate and competitive total compensation package to our executive officers through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. We place significant emphasis on pay for performance-based incentive compensation, which is designed to reward our executive officers based on the achievement of predetermined corporate goals.

This Compensation Discussion and Analysis describes our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and other three most highly-compensated executive officers as determined in accordance with applicable SEC rules (collectively, our "named executive officers").

Objectives of Our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

- attract and retain talented and experienced executives in the highly competitive uniform rental and sales industry;
- motivate and reward executives whose knowledge, skills and performance are critical to our success and the furtherance of our long term strategic plan;
- align the interests of our executives and shareholders by motivating executives to increase shareholder value and by rewarding executives when shareholder value increases;
- provide a competitive compensation package which is weighted heavily towards pay for performance, and in which a significant portion of total compensation is determined by corporate and individual performance and the creation of shareholder value;
- ensure fairness among our executive officers by recognizing the contributions each executive makes to our success; and
- foster a shared commitment among executives by coordinating their corporate and individual goals.

Our Executive Compensation Programs and Plans

We designed our executive compensation programs and plans to achieve the objectives described above. Our executive compensation primarily consists of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Consistent with the significant emphasis we place on performance-based incentive compensation, we have linked our annual cash incentive bonuses to the achievement of predetermined corporate performance goals.

Within the context of the overall objectives of our compensation programs, we typically determine the specific amounts of compensation to be paid to each of our named executive officers based on a number of factors:

- the performance of our named executive officers in prior years;
- the roles and responsibilities of our named executive officers;
- the individual experience and skills of, and expected contributions from, our named executive officers;
- our understanding of the amount of compensation paid by our principal competitors and similarly situated-companies to their executives with comparable roles and responsibilities;
- for each named executive officer, other than our Chief Executive Officer, the evaluations and recommendations of our Chief Executive Officer; and
- the amounts of compensation being paid to our other named executive officers.

Each of the primary elements of our executive compensation is discussed in detail below, including a description of how each element fits into the overall compensation of our named executive officers. We also discuss below the amounts of compensation paid to our named executive officers for calendar 2009 under each of these elements. In the descriptions below, we highlight particular compensation objectives that we have designed specific elements of our executive compensation program to address. However, it should be noted that we have designed our compensation programs to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program serves each of our objectives to a greater or lesser extent.

In light of the extraordinary economic conditions affecting the Company's business in 2009, and consistent with the Company's cost-cutting initiatives, we determined in December 2008 not to increase the base salaries or option grant levels of any named executive officers (other than Mr. Sintros who was promoted to Chief Financial Officer in January 2009) for fiscal 2009. We made this decision notwithstanding our very positive assessment of the performance of the Company's executives.

Base Salary

We pay our named executive officers a base salary, which we review and determine annually. We believe that a competitive base level of compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executive officers who will further our long term strategic plan and increase shareholder value. We also believe that attractive base salaries can motivate and reward executive officers for their overall performance. The base salaries paid to our named executive officers reflect the general performance of our named executive officers during prior years, their roles and responsibilities, and their experience, skills and contributions. As described above, we did not increase the base salaries of any of our named executive officers, other than Mr. Sintros who was promoted to Chief Financial Officer in January 2009.

Annual Cash Incentive Bonuses

Consistent with our emphasis on performance incentive compensation programs, our named executive officers are eligible to receive annual cash incentive bonuses primarily based on their performance as measured against predetermined corporate financial goals that we establish. The primary objective of our annual cash incentive bonuses is to motivate our named executive officers and to reward them for meeting our short-term objectives using a performance-based compensation program with objectively determinable goals. Our annual cash incentive bonuses also align the interests of our named executive officers and our shareholders by providing our executives with incentives to increase shareholder value and a reward for doing so.

Under our bonus plan, our named executive officers have the potential to earn annual cash incentive bonuses at a level that represents a meaningful portion of our named executive officers' cash compensation. Our bonus plan provides for potential annual cash incentive bonuses that range from no annual bonus to an annual bonus of up to 28% of the named executive officer's base salary for the fiscal year. Potential bonus payments under our bonus plan are linked to objective criteria set forth in our bonus plan. Our named executive officers can earn annual cash incentive bonuses based on predetermined goals based on corporate revenues, earnings per share and customer retention.

At the beginning of each fiscal year, we set a fiscal year target for corporate revenues for purposes of our bonus plan. At the end of each fiscal year, we compare actual revenues for the fiscal year to target revenues and actual revenues for the fiscal year to the prior fiscal year. Based on our actual revenues for the fiscal year, each named executive officer can earn a bonus of up to 4% of his or her base salary if actual revenues exceed a predetermined percentage of the targeted revenues. Another 4% of his or her base salary can be earned based on the extent to which actual revenues exceed prior year revenues. The amount of the bonus would vary depending on the amount by which actual revenues varied from target revenues or the prior year revenues, as the case may be. The actual amount of the bonus is based on the percentage achievement of the bonus criteria.

At the beginning of each fiscal year, we set a fiscal year target amount of corporate earnings per share for purposes of our bonus plan. At the end of each fiscal year, we compare actual earnings per share for the fiscal year to target earnings per share and actual earnings per share for the fiscal year to the prior fiscal year earnings per share. Based on our actual earnings per share for the fiscal year, each named executive officer can earn a bonus of up to 8% of his or her base salary if actual earnings per share exceed a predetermined percentage of the target earnings per share. Another 8% of his or her base salary can be earned based on the extent to which actual earnings per share exceed prior year earnings per share. The amount of the bonus would vary depending on the amount by which actual earnings per share varied from target earnings per share or the prior year earnings per share, as the case may be. The actual amount of the bonus is based on the percentage achievement of the bonus criteria.

Our bonus plan also provides for annual cash incentive bonuses of up to 4% of base salary for our named executive officers based on customer retention.

No annual cash incentive bonuses are paid to our named executive officers unless at least one of the revenue targets and one of the earnings per share targets are achieved.

In establishing our bonus levels, we consider the incentives that we want to provide to our executives as well as the bonus levels for comparable positions at similarly situated companies and our historical practices. For fiscal 2009, we established the following corporate financial goals under our bonus plan. With respect to revenues, target revenues were set at $1.033 million. Since actual revenues for fiscal 2009 were $1.013 million, based on the percentage achievement levels the named executive officers achieved a 1.5% bonus based on target revenues and no bonus based on comparison to the prior year revenues. With respect to corporate earnings per share, target earnings per share were set at $3.15. Since actual earnings per share were $3.92, based on the percentage achievement levels the named executive officers achieved an 8% bonus based on target earnings per share and an 8% bonus based on the comparison to prior year earnings per share. With respect to customer retention levels, at a revenue growth rate of less than 8.0%, the target customer loss percentage was set at no more than 10%. Since the actual lost customer percentage was greater than 10%, the named executive officers did not earn any bonus based on this criterion.

In fiscal 2009, our named executive officers received the following annual cash incentive bonuses:

Name	Bonus	% of Base Salary
Ronald D. Croatti	$88,137	17.5%
Steven S. Sintros	$35,004	17.5%
Cynthia Croatti	$57,792	17.5%
Bruce P. Boynton	$45,851	17.5%
David A. DiFillippo	$44,451	17.5%
John B. Bartlett	$45,299	17.5%

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards in the form of non-qualified stock options to our named executive officers as part of our total compensation package. We use long-term equity incentive awards as part of our emphasis on performance-based incentive compensation. Our long-term equity incentive awards align the interests of our named executive officers and our shareholders by providing our executives with incentives to increase shareholder value and a reward for doing so.

We generally grant stock options once per year to our named executive officers. Stock options provide our executive officers with the right to purchase shares of our Common Stock at a fixed exercise price based on the fair market value of shares of our Common Stock on the date of grant. Stock options granted to our named executive officers beginning in fiscal 2003 and thereafter are subject to a five-year cliff-vesting schedule under which options become vested and exercisable after five years from the date of grant and expire ten years after the grant date. All stock options are awarded pursuant to our UniFirst Corporation 1996 Stock Incentive Plan, as amended.

Upon a holder's exercise of a non-qualified stock option, we are generally entitled to a tax deduction in the year in which the stock option is exercised equal to the spread between the exercise price and the fair market value of the stock for which the stock option is exercised. A holder of a non-qualified stock option is generally taxed on this same amount in the year of exercise.

When determining the stock options to be granted to our named executive officers in fiscal 2009, we considered the expected future value of potential stock option grants. In fiscal 2009, we granted the following non-qualified stock options to our named executive officers:

Name	Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)
Ronald D. Croatti	2,500	$27.08
Steven S. Sintros	700	$27.08
	1,300	$28.85
Cynthia Croatti	2,000	$27.08
Bruce P. Boynton	2,000	$27.08
David A. DiFillippo	2,000	$27.08
John B. Bartlett	2,000	$27.08

Broad-Based Benefits Programs and Perquisites

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance, life insurance and UniFirst Corporation Profit Sharing Plan. In addition, certain of our full-time employees, including our named executive officers, may participate in the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan. In fiscal 2009, our named executive officers also received certain perquisites and personal benefits set forth in the "Summary Compensation Table" below. We provide these benefits to retain and attract talented executives with the skills and experience to further our long term strategic plan.

Our Executive Compensation Process

The Compensation Committee of our Board of Directors is primarily responsible for establishing the compensation paid to our named executive officers. The Board of Directors has determined that each member of the compensation committee is "independent" as that term is defined under the applicable rules of the New York Stock Exchange. In determining executive compensation, our Compensation Committee annually reviews the performance of our named executive officers with our Chief Executive Officer, and our Chief Executive Officer makes recommendations to our Compensation Committee with respect to the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards for each of our named executive officers. Our Compensation Committee annually reviews the performance of our Chief Executive Officer and establishes the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards to be paid to him.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended August 29, 2009 for filing with the SEC.

Compensation Committee

Robert F. Collings (Chairman)
Donald J. Evans
Michael Iandoli

Summary Compensation Table

The following table sets forth summary information concerning the annual compensation for the years ended August 29, 2009, August 30, 2008 and August 25, 2007, respectively, awarded to, earned by or paid to our Chief Executive Officer, current and former Chief Financial Officers and our other three most highly-compensated executive officers (collectively, for purposes of the tables set forth in this Proxy Statement, our "named executive officers"):

Name and Principal Position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2)	All Other Compensation(3)	Total
Ronald D. Croatti	2009	$501,702	$29,325	$88,137	$272,291	$24,448	$915,903
Chairman of the Board,	2008	$501,891	$69,902	$132,402	$165,754	$23,852	$893,801
President and Chief	2007	$459,326	$48,631	$123,743	$180,444	$23,077	$835,221
Executive Officer							
Steven S. Sintros (4)	2009	$199,152	$10,094	$35,004	$7,643	$22,134	$274,027
Vice President and Chief							
Financial Officer							
Cynthia Croatti	2009	$328,965	$23,535	$57,792	$55,958	$23,543	$489,793
Executive Vice President and	2008	$330,014	$22,546	$87,229	$34,795	$24,403	$498,987
Treasurer	2007	$305,627	$18,247	$82,351	$41,669	$23,336	$471,230
Bruce P. Boynton	2009	$260,993	$21,311	$45,851	$76,254	$23,606	$428,015
Senior Vice President,	2008	$262,487	$19,051	$69,400	$64,658	$24,198	$439,794
Operations	2007	$244,748	$15,170	$65,959	$60,134	$23,222	$409,233
David A. DiFillippo	2009	$253,024	$20,701	$44,451	$32,550	$23,614	$374,340
Senior Vice President,	2008	$254,264	$19,051	$67,220	$24,489	$24,197	$389,221
Operations	2007	$235,926	$15,170	$63,558	$36,668	$23,268	$374,590
John B. Bartlett (5)	2009	$258,058	$23,460	$45,299	$16,782	$20,193	$363,792
Former Senior Vice President	2008	$343,761	$27,552	$90,832	$51,101	$24,424	$537,670
and Chief Financial Officer	2007	$315,934	$31,982	$85,113	$107,262	$23,388	$563,679

(1) Shown is the expense that we recognized as stock-based compensation expense in fiscal 2009, fiscal 2008 and fiscal 2007, respectively, for financial accounting purposes (excluding the effect of any estimate of future forfeitures) determined in accordance with FAS No. 123(R) related to stock options that were granted to our named executive officers. Additional information concerning our financial reporting of stock options is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 29, 2009, in Notes 1 and 11 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 30, 2008, and in Notes 1 and 11 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 25, 2007. See the "Outstanding Equity Awards at Fiscal Year-End – 2009" table below for additional details regarding the stock options that have been granted to our named executive officers in fiscal 2009. See the "Outstanding Equity Awards at Fiscal Year-End – 2008" table in our Proxy Statement for the 2009 Annual Meeting of Shareholders filed with the SEC on December 9, 2008 for additional details regarding the stock options that were granted to our named executive officers in fiscal 2008. See the "Outstanding Equity Awards at Fiscal Year-End – 2007" table in our Proxy Statement for the 2008 Annual Meeting of Shareholders filed with the SEC on December 4, 2007 for additional details regarding the stock options that were granted to our named executive officers in fiscal 2007.

(2) Amounts reported in this column for fiscal 2009 represent the present value of the accumulated benefit obligation as of August 29, 2009 minus the present value of the accumulated benefit obligation as of August 30, 2008 under the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan, as amended ("SERP"). Amounts reported in this column for fiscal 2008 represent the present value of the accumulated benefit obligation as of August 30, 2008 minus the present value of the accumulated benefit obligation as of August 25, 2007 under our SERP. Amounts reported in this column for fiscal 2007 represent the present value of the accumulated benefit obligation as of August 25, 2007 minus the present value of the accumulated benefit obligation as of August 26, 2006 under our SERP. Our obligation has been estimated assuming benefits commence at normal social security retirement age and using FAS No. 87 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates. Since the Company does not credit interest at above-market rates, no interest amounts are included in these totals. See the "Pension Benefits Table – Fiscal 2009" below for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2009. See the "Pension Benefits Table – Fiscal 2008" in our Proxy Statement for the 2009 Annual Meeting of Shareholders filed with the SEC on December 9, 2008 for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2008. See the "Pension Benefits Table - Fiscal 2007" in our Proxy Statement for the 2008 Annual Meeting of Shareholders filed with the SEC on December 4, 2007 for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2007.

(3) The amounts reported in the "All Other Compensation" column are shown in the table below.

(4) Mr. Sintros was appointed by the Board of Directors as Vice President and Chief Financial Officer effective as of January 13, 2009. Prior to his appointment, Mr. Sintros was the Company's Corporate Controller.

(5) Mr. Bartlett retired as Senior Vice President and Chief Financial Officer effective as of January 13, 2009. Since his retirement, Mr. Bartlett has served as a senior business advisor to the Company.

Name	Year	Car Allowance	401(k) Contribution	Profit Sharing Plan	Total All Other Compensation
Ronald D. Croatti	2009	$7,410	$9,800	$7,238	$24,448
	2008	$7,463	$9,200	$7,189	$23,852
	2007	$7,060	$9,000	$7,017	$23,077
Steven S. Sintros	2009	$7,080	$8,794	$6,260	$22,134
Cynthia Croatti	2009	$7,410	$8,895	$7,238	$23,543
	2008	$7,463	$9,751	$7,189	$24,403
	2007	$7,060	$9,259	$7,017	$23,336
Bruce P. Boynton	2009	$7,410	$8,958	$7,238	$23,606
	2008	$7,463	$9,546	$7,189	$24,198
	2007	$7,060	$9,145	$7,017	$23,222
David A. DiFillippo	2009	$7,410	$8,966	$7,238	$23,614
	2008	$7,463	$9,545	$7,189	$24,197
	2007	$7,060	$9,191	$7,017	$23,268
John B. Bartlett	2009	$7,410	$5,545	$7,238	$20,193
	2008	$7,463	$9,772	$7,189	$24,424
	2007	$7,060	$9,311	$7,017	$23,388

Grants of Plan-Based Awards – Fiscal 2009

The following table contains information related to non-qualified options to purchase shares of our Common Stock granted to our named executive officers under our stock option plan during fiscal 2009:

Name	Grant Date	All other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards(3)
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	11/11/2008	2,500	$27.08	$29,325
Steven S. Sintros Vice President and Chief Financial Officer	11/11/2008 1/13/2009	700 1,300	$27.08 $28.85	$8,211 $15,119
Cynthia Croatti Executive Vice President and Treasurer	11/11/2008	2,000	$27.08	$23,460
Bruce P. Boynton Senior Vice President, Operations	11/11/2008	2,000	$27.08	$23,460
David A. DiFillippo Senior Vice President, Operations	11/11/2008	2,000	$27.08	$23,460
John B. Bartlett Former Senior Vice President and Chief Financial Officer	11/11/2008	2,000	$27.08	$23,460

(1) Amounts represent the number of non-qualified options granted to our named executive officers during fiscal 2009. These options are subject to a five-year cliff vesting schedule under which the options become vested and exercisable five years from the date of grant. Each of these grants expires ten years from the date of grant.

(2) Amounts represent the fair market value of our Common Stock on the date of the grant. Fair market value is determined using the closing price of our Common Stock on the New York Stock Exchange on the day of the grant.

(3) Amounts represent the grant date fair value of each stock option award during fiscal 2009. These amounts were calculated in accordance with FAS No. 123(R). By contrast, the amounts shown for stock option awards in the "Summary Compensation Table" are the amounts we recognized for financial reporting purposes in fiscal 2009 for awards granted in fiscal 2009 and prior fiscal years. None of the options was repriced or otherwise modified.

Outstanding Equity Awards at Fiscal Year-End – 2009

The following table sets forth information concerning the number of unexercised options to purchase shares of our Common Stock held as of August 29, 2009 by our named executive officers:

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Ronald D. Croatti	2,100	–	$19.93	1/14/2013
Chairman of the Board, President and Chief	2,100	–	$24.35	11/4/2013
Executive Officer	–	2,100(1)	$27.98	10/25/2014
	–	2,100(2)	$34.83	10/27/2015
	–	2,100(3)	$36.05	10/31/2016
	–	2,100(4)	$37.92	11/7/2017
	–	2,500(5)	$27.08	11/11/2018
Steven S. Sintros	–	700(2)	$34.83	10/27/2015
Vice President and Chief Financial Officer	–	700(3)	$36.05	10/31/2016
	–	700(4)	$37.92	11/7/2017
	–	700(5)	$27.08	11/11/2018
	–	1,300(6)	$28.85	1/13/2019
Cynthia Croatti	–	1,400(1)	$27.98	10/25/2014
Executive Vice President and Treasurer	–	1,600(2)	$34.83	10/27/2015
	–	1,600(3)	$36.05	10/31/2016
	–	1,600(4)	$37.92	11/7/2017
	–	2,000(5)	$27.08	11/11/2018
Bruce P. Boynton	1,100	–	$19.93	1/14/2013
Senior Vice President, Operations	1,100	–	$24.35	11/4/2013
	–	1,100(1)	$27.98	10/25/2014
	–	1,400(2)	$34.83	10/27/2015
	–	1,400(3)	$36.05	10/31/2016
	–	1,400(4)	$37.92	11/7/2017
	–	2,000(5)	$27.08	11/11/2018
David A. DiFillippo	1,100	–	$19.93	1/14/2013
Senior Vice President, Operations	1,100	–	$24.35	11/4/2013
	–	1,100(1)	$27.98	10/25/2014
	–	1,400(2)	$34.83	10/27/2015
	–	1,400(3)	$36.05	10/31/2016
	–	1,400(4)	$37.92	11/7/2017
	–	2,000(5)	$27.08	11/11/2018
John B. Bartlett	1,400	–	$19.93	1/14/2013
Former Senior Vice President and Chief	1,400	–	$24.35	11/4/2013
Financial Officer	–	1,400(1)	$27.98	10/25/2014
	–	1,600(2)	$34.83	10/27/2015
	–	1,600(3)	$36.05	10/31/2016
	–	1,600(4)	$37.92	11/7/2017
		2,000(5)	$27.08	11/11/2018

(1) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on October 25, 2009.

(2) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on October 27, 2010.

(3) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on October 31, 2011.

(4) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 7, 2012.

(5) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 11, 2013.

(6) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on January 13, 2014.

Option Exercises and Stock Vested Table – Fiscal 2009

The following table sets forth the number of shares of Common Stock acquired and the aggregate dollar value realized as a result of stock option exercises during fiscal 2009 by our named executive officers:

	Option Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	2,100	$45,480(2)
Steven S. Sintros Vice President and Chief Financial Officer	–	–
Cynthia Croatti Executive Vice President and Treasurer	1,000 1,400 1,400 1,400	$20,138(3) $28,980(4) $25,578(5) $19,320(6)
Bruce P. Boynton Senior Vice President, Operations	275	$5,213(7)
David A. DiFillippo Senior Vice President, Operations	1,100	$23,760(8)
John B. Bartlett Former Senior Vice President and Chief Financial Officer	–	–

(1) Value realized on exercise is calculated as the market value of our Common Stock at the time of exercise of the stock option less the exercise price paid, multiplied by the number of shares underlying the stock option exercised.

(2) Value realized on exercise is as follows: $21.657 (the market value at the time of exercise of $39.207 less the exercise price of $17.55), multiplied by 2,100 shares acquired upon exercise.

(3) Value realized on exercise is as follows: $20.1375 (the market value at the time of exercise of $33.20 less the exercise price of $10.0625), multiplied by 1,000 shares acquired upon exercise.

(4) Value realized on exercise is as follows: $20.70 (the market value at the time of exercise of $38.25 less the exercise price of $17.55), multiplied by 1,400 shares acquired upon exercise.

(5) Value realized on exercise is as follows: $18.27 (the market value at the time of exercise of $38.20 less the exercise price of $19.93), multiplied by 1,400 shares acquired upon exercise.

(6) Value realized on exercise is as follows: $13.80 (the market value at the time of exercise of $38.15 less the exercise price of $24.35), multiplied by 1,400 shares acquired upon exercise.

(7) Value realized on exercise is as follows: $18.958 (the market value at the time of exercise of $36.508 less the exercise price of $17.55), multiplied by 275 shares acquired upon exercise.

(8) Value realized on exercise is as follows: $21.60 (the market value at the time of exercise of $39.15 less the exercise price of $17.55), multiplied by 1,100 shares acquired upon exercise.

Pension Benefits Table – Fiscal 2009

The following table sets forth the actuarial present value of accumulated benefits under our Unfunded Supplemental Executive Retirement Plan, the number of years of credited service and the dollar amount of payments and benefits paid during fiscal 2009 to our named executive officers as of August 29, 2009:

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefits(2)	Payments During Last Fiscal Year
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$1,925,457	–
Steven S. Sintros Vice President and Chief Financial Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	5	$15,164	–
Cynthia Croatti Executive Vice President and Treasurer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$426,832	–
Bruce P. Boynton Senior Vice President, Operations	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$570,929	–
David A. DiFillippo Senior Vice President, Operations	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$256,658	–
John B. Bartlett Former Senior Vice President and Chief Financial Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$1,112,961	–

(1) As discussed in more detail below under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan", our SERP limits the number of years of credited service to thirty for purposes of determining a participant's benefits under the plan.

(2) Amounts reported in this column represent the present value of the accumulated benefit obligation as of August 29, 2009. Our obligation has been estimated assuming benefits commence on the individual's social security retirement date and using FAS No. 87 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates.

UniFirst Corporation Unfunded Supplemental Executive Retirement Plan

Certain of our and our affiliates' employees are eligible to participate in our SERP, including our named executive officers. Retirement benefits provided by our SERP are based on a participant's average annual base earnings, exclusive of bonuses, commissions, fringe benefits and reimbursed expenses, for the last three years of full-time employment prior to the participant's retirement date ("Final Average Earnings"). On January 8, 2008, the Board of Directors approved an amendment to our SERP (the "SERP Amendment") which modifies the calculation of a participant's plan benefit. Prior to the SERP Amendment, our SERP provided that upon a participant's retirement on his social security retirement date, the participant would receive an aggregate amount equal to 1.33% percent of the participant's Final Average Earnings multiplied by his years of service, limited to 30 years, less the participant's primary Social Security benefit. The SERP Amendment provides that upon the retirement of a participant on his social security retirement date, a participant will receive a plan benefit in an aggregate amount equal to 1.33% percent of the participant's Final Average Earnings multiplied by his years of service, limited to 30 years, less 3.33% of the participant's primary Social Security benefit multiplied by his years of service, limited to 30 years. The SERP Amendment did not change the plan benefit of a participant with at least 30 years of credited service. For participants who retire on or after January 1, 2008 with less than 30 years of credited service, the SERP Amendment provides for a slightly greater plan benefit than under the previous version of our SERP as a result of the change in the calculation of the primary social security benefit offset used in calculating the plan benefit. The SERP Amendment had no effect on participants who retired prior to January 1, 2008.

Pension payments under our SERP are made at the intervals then in effect for the payment of base salaries to our executive officers. Upon the death of a participant, the participant's designated beneficiary will be paid retirement benefits for up to 12 years from the participant's date of retirement. Our SERP provides that, upon any change in control of the Company, participants in our SERP will receive a lump sum payment equal to the actuarial equivalent of their plan benefit as of the date of the change in control.

On December 23, 2008, the Board of Directors approved an additional amendment (the "Second SERP Amendment") to the SERP. The Second SERP Amendment is meant to clarify the definition of "separation from service" and to conform with final regulations interpreting Internal Revenue Code Section 409A. Prior to the Second SERP Amendment, the SERP did not specifically address whether a transition to part-time employment after retirement was a "separation from service" which would permit payments to commence. As amended, the SERP provides that payments will start for participants who have retired but who continue to provide services on a part-time schedule, provided that the part-time schedule is less than one-half of the participant's previous full time schedule. No benefits were increased because of the Second SERP Amendment.

Potential Payments Upon Termination or Change in Control

As discussed under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above, upon a change in control of the Company, our named executive officers will receive a lump sum payment under our SERP equal to the actuarial equivalent of their plan benefit as of the date of the change in control. For more information concerning our SERP, see the "Pension Benefits Table – Fiscal 2009" and the discussion under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above.

Director Compensation Table – Fiscal 2009

The Compensation Committee determines Director compensation based on the following principles: (1) Director compensation should be aligned with the long-term interest of shareholders, (2) compensation should be used to motivate Director behavior; (3) Directors should be adequately compensated for their time and effort; and (4) Director compensation should be approached on an overall basis, rather than as an array of separate elements.

We determine Director compensation on a calendar year basis. The non-employee Director fee schedule for calendar 2009 is as follows: an annual fee of $33,000; an annual fee for chairing the Audit Committee of $10,000; an annual fee for chairing a Committee other than the Audit Committee of $5,000; a $2,750 fee for each Board meeting attended; an $1,800 fee for each Committee meeting attended; a $1,250 fee for participating in a telephonic Board meeting; a $1,000 fee for participating in a telephonic Committee meeting; a fully vested option to purchase 1,500 shares of Common Stock; and a grant of 2,000 shares of restricted stock.

Each Director who was also an employee of our Company received no Director's fees during fiscal year 2009 and will receive no Director's fees during fiscal year 2010.

The compensation earned by our Directors during fiscal 2009 is set forth in the table below.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	Total
Phillip L. Cohen	$70,200	$37,159	$13,605	$120,964
Robert F. Collings	$67,000	$37,159	$13,605	$117,764
Anthony F. DiFillippo	$45,250	$37,159	$13,605	$96,014
Donald J. Evans	$69,550	$37,159	$13,605	$120,314
Michael Iandoli	$52,150	$37,159	$13,605	$102,914
Thomas S. Postek	$56,400	$37,159	$13,605	$107,164

(1) Shown is the expense that we recognized as stock-based compensation expense in fiscal 2009 for financial accounting purposes (excluding the effect of any estimate of future forfeitures) determined in accordance with FAS No. 123(R) with respect to the grant of 2,000 shares of restricted stock awarded to each of our non-employee Directors on January 16, 2009. Such shares of Common Stock become fully vested and exercisable on January 2, 2010. Additional information concerning our financial reporting of restricted stock is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 29, 2009.

(2) Shown is the expense that we recognized as stock-based compensation expense in fiscal 2009 for financial accounting purposes (excluding the effect of any estimate of future forfeitures) determined in accordance with FAS No. 123(R) with respect to the grant of 1,500 stock options awarded to each of our non-employee Directors on January 16, 2009. These stock options became fully vested upon grant and expire eight years after the grant date. Additional information concerning our financial reporting of stock options is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 29, 2009.

Compensation Committee Interlocks and Insider Participation

During the 2009 fiscal year, the Compensation Committee consisted of Messrs. Collings, Evans and Iandoli. None of these individuals has served as an officer or employee of the Company or any of its subsidiaries. During the 2009 fiscal year, to the knowledge of the Company, none of its executive officers:

- served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee;
- served as directors of another entity, one of whose executive officers served on the Compensation Committee; or
- served as members of the compensation committee of another entity, one of whose executive officers served as one of the Company's directors.

REPORT OF AUDIT COMMITTEE

The Audit Committee is composed entirely of independent directors meeting the requirements of applicable Securities and Exchange Commission and New York Stock Exchange rules. The key responsibilities of our committee are set forth in our Charter.

We serve in an oversight capacity and are not intended to be part of UniFirst's operational or managerial decision-making process. UniFirst's management is responsible for preparing the consolidated financial statements and its independent registered public accounting firm is responsible for auditing those statements. Our principal purpose is to monitor these processes.

The Audit Committee has, among other things:

- Reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the year ended August 29, 2009.

- Reviewed and discussed with management and the independent registered public accounting firm the quarterly and annual earnings press releases prior to release and the quarterly and annual reports on Forms 10-Q and 10-K prior to filing.

- Discussed with management and the independent registered public accounting firm the results of the testing of internal controls over financial reporting.

- Discussed with the independent registered public accounting firm the overall scope and plans for the annual audit, the results of their examination and the overall quality of UniFirst's financial reporting.

- Discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

- Reviewed all audit and non-audit service performed by the independent registered public accounting firm and considered whether the provision of non-audit audit services is compatible with maintaining the auditors' independence.

- Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm the auditors' independence.

Based on the review and discussions above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

Submitted by the Audit Committee for fiscal 2009

Phillip L. Cohen (Chairman)
Robert F. Collings
Donald J. Evans
Thomas S. Postek

Independent Registered Public Accounting Firm

Audit Fees. During fiscal 2009, the aggregate fees and expenses for professional services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $882,000. During fiscal 2008, the aggregate fees and expenses for professional services rendered by Ernst & Young for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $941,603.

Audit-Related Fees. During fiscal 2009 and 2008, there were no fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements.

Tax Fees. During fiscal 2009, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $114,100. During fiscal 2008, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $138,749.

All Other Fees. During fiscal 2009, there were no fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs. During fiscal 2008, the aggregate fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs totaled $6,000, which were primarily for advisory services.

Under its Charter, the Audit Committee must pre-approve all audit and permitted non-audit services to be provided by our principal independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. Each year, the audit committee approves the retention of the independent registered public accounting firm to audit our financial statements, including the associated fee. All of the services described in the four preceding paragraphs were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young is compatible with maintaining Ernst & Young's independence and has concluded that it is.

Certain Relationships and Related Transactions

The Company's Board of Directors has adopted a written Related Person Transaction Approval Policy to monitor transactions, arrangements or relationships in which the Company is a participant and any of the following have a direct or indirect material interest: (a) an executive officer, director or director nominee; (b) an immediate family member of an executive officer, director or director nominee; (c) a shareholder that beneficially owns more than 5% of the Company's Common Stock or Class B Common Stock; or (d) any immediate family member of such 5% shareholder. The policy generally covers related person transactions that meet the minimum threshold for disclosure under relevant SEC rules. Such related person transactions generally involve amounts exceeding $120,000.

The Company's Chief Financial Officer, together with outside legal counsel, identifies any potential related person transactions and, if he determines that a transaction constitutes a related person transaction under the policy, the Chief Financial Officer provides relevant details to the Audit Committee. If the Chief Financial Officer has an interest in a potential related person transaction, the Chief Executive Officer assumes the role of the Company's Chief Financial Officer under the policy. The Audit Committee reviews relevant information concerning any proposed transaction contemplated by the Company with an individual or entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions. Certain related person transactions are deemed pre-approved by the Audit Committee, including transactions, arrangements or relationships where the rates or charges involved in the transactions are determined by competitive bids.

During the 2009 fiscal year, the Company was not a participant in any related party transactions that required disclosure under this heading.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers, Directors and greater than 10% shareholders of the Company are required to file with the SEC pursuant to Section 16(a) of the Exchange Act, reports of ownership and changes in ownership. Such reports are filed on Form 3, Form 4 and Form 5 under the Exchange Act, as appropriate. Executive officers, Directors and greater than 10% shareholders are required by Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company or written representations that no such reports were required during the 2009 fiscal year, the Company believes that, during the 2009 fiscal year, all executive officers, Directors and greater than 10% shareholders of the Company complied with applicable Section 16(a) filing requirements except that Mr. Katz inadvertently filed one late Form 3 upon the commencement of his employment and one late Form 4 with respect to one transaction.

PROPOSAL 2

AMENDMENT TO 1996 STOCK INCENTIVE PLAN

General

Under the Company's 1996 Stock Incentive Plan, as amended (the "Plan"), the Company is authorized to issue up to 800,000 shares of Common Stock. The Company has historically granted options once each year to approximately 110 managers, directors and executives. Following option grants made on November 10, 2009, fewer than 122,000 shares of Common Stock remained available for future option grants. Accordingly, the Board of Directors amended the Plan on November 10, 2009, subject to shareholder approval, to increase the number of shares authorized for issuance thereunder from 800,000 to 1,500,000, an increase of 700,000 shares (the "Amendment"). A copy of the Amendment is attached hereto as Appendix A. A copy of the Plan is on file with the Securities and Exchange Commission and may be obtained by contacting the Company's Secretary in writing at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

Vote Required

The affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval of the Amendment to the Plan, which authorizes the issuance of an additional 700,000 shares of Common Stock of the Company under the Plan.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENT TO THE PLAN, WHICH AUTHORIZES THE ISSUANCE OF AN ADDITIONAL 700,000 SHARES OF COMMON STOCK OF THE COMPANY UNDER THE PLAN.

The Board of Directors believes that stock option and other stock-based incentive awards can play an important role in the success of the Company by encouraging and enabling the officers and other employees of the Company and its subsidiaries upon whose judgment, initiative and efforts the Company largely depends on for the successful conduct of its business to acquire a proprietary interest in the Company. The Board of Directors believes that providing such persons with a direct stake in the Company assures a closer identification of the interests of participants in the Plan with those of the Company, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company. On November 10, 2009, the Board of Directors determined that the number of shares of Common Stock then remaining available for issuance pursuant to new awards under the Plan was insufficient to provide for the continued proper compensation and incentivization of the Company's officers and employees. The Board of Directors believes that the Amendment to increase the number of shares of Common Stock authorized for issuance under the Plan is necessary to ensure that a sufficient reserve of Common Stock is available under the Plan.

Summary of the Plan

The following description of certain features of the Plan, including the proposed Amendment, is intended to be a summary only. The summary is qualified in its entirety by the full text of the Plan and the Amendment.

Shares Subject to the Plan. An aggregate of 1,500,000 shares of Common Stock have been reserved for issuance under the Plan.

Plan Administration; Eligibility. The Board of Directors or a committee thereof appointed by the Board (such committee, or the Board acting in such capacity, the "Committee") has full power to select, from among the persons eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Plan. Persons eligible to participate in the Plan will be such officers and other employees of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries, as selected from time to time by the Committee. Non-Employee Directors are included in the group of persons eligible to participate in the Plan. The number of individuals potentially eligible to participate in the amended Plan is approximately 9,800 persons.

Stock Options. The Plan permits the granting of both (i) options to purchase Common Stock intended to qualify as incentive stock options ("Incentive Stock Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) options that do not so qualify ("Non-Qualified Options"). The option exercise price of each option will be determined by the Committee but may not be less than 100% of the fair market value of the Common Stock on the date of grant in the case of Incentive Stock Options. The term of each option will be fixed by the Committee and may not exceed ten years from date of grant in the case of an Incentive Stock Option. The Committee will determine at what time or times each option may be exercised and, subject to the provisions of the Plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the Committee. Upon exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the Committee or, if the Committee so permits, by delivery of shares of Common Stock that are not then subject to restrictions under any Company Plan and that have been beneficially owned by the optionee for at least six months. Such shares will be valued at their fair market value on the exercise date. The exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker from the optionee.

To qualify as Incentive Stock Options, options must meet additional Federal tax requirements, including a $100,000 limit on the value of shares subject to Incentive Stock Options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large shareholders.

Stock Options Granted to Non-Employee Directors. The Plan provides that each Non-Employee Director who is serving as a Director of the Company on the third business day after each annual meeting of shareholders, beginning with the 2004 annual meeting, shall be granted a Non-Qualified Option to acquire a number of shares of stock as determined annually by the Committee. The exercise price of each such Non-Qualified Option will be the fair market value of Common Stock on the date of grant. Unless otherwise determined by the Committee the option will be exercisable in full on the date of grant, and the option will terminate on the later to occur of the eighth anniversary of the date of grant or two years following the date on which the optionee ceased to be a Director of the Company. The Plan also provides that the Committee may make discretionary grants of Non-Qualified Options to Non-Employee Directors, subject to the terms of the Plan.

Stock Appreciation Rights. The Committee may also grant stock appreciation rights ("SARs") entitling the recipient, upon exercise, to receive an amount in cash or shares of Common Stock, or a combination thereof, having a value equal to the excess of the fair market value on the date of exercise of one share of Common Stock over the exercise price per share set by the Committee at the time of grant (or over the option exercise price per share if the SAR was granted in tandem with a Stock Option) times the number of shares of Common Stock with respect to which the SAR is exercised. This amount may be paid in cash, Common Stock, or a combination thereof, as determined by the Committee. SARs may be granted independently or in tandem with the grant of a stock option. If the SAR is granted in tandem with a stock option, exercise of the SAR cancels the related option to the extent of such exercise.

Restricted Stock. The Committee may also award shares of Common Stock subject to such conditions and restrictions as the Committee may determine ("Restricted Stock"). These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified restricted period. The purchase price, if any, of shares of Restricted Stock will be determined by the Committee. Recipients of Restricted Stock must enter into a Restricted Stock Award Agreement with the Company, in such form as the Committee determines. The Committee at the time of grant shall specify the restrictions to which the shares are subject and the date or dates on which the restrictions will lapse and the shares become vested.

The Committee may at any time waive such restrictions or accelerate such dates. If a participant who holds shares of Restricted Stock terminates employment for any reason (including death) prior to the vesting of such Restricted Stock, the Company shall have the right to repurchase the shares or to require their forfeiture if acquired at no cost, from the participant or participant's legal representative. Prior to the vesting of Restricted Stock, the participant will have all rights of a shareholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions set forth in the Plan or in the Restricted Stock award agreement.

Unrestricted Stock. The Committee may also grant shares (at no cost or for a purchase price determined by the Committee) which are free from any restrictions under the Plan ("Unrestricted Stock").

Performance Share Awards. The Committee may also grant awards entitling the recipient to receive shares of Common Stock upon the achievement of specified performance goals and such other conditions as the Committee shall determine ("Performance Share Awards"). Except as otherwise determined by the Committee, rights under a Performance Share Award will terminate upon a participant's termination of employment. Performance Shares may be awarded independently or in connection with stock options or other awards under the Plan.

Adjustments for Stock Dividends, Mergers, Etc. The Committee will make appropriate adjustments in outstanding awards to reflect stock dividends, stock splits and similar events. In the event of a merger, liquidation, sale of the Company or similar event, the Committee, in its discretion, may provide for substitution or adjustments or may (subject to the provisions described below under "Change of Control Provisions") accelerate or, upon payment or other consideration for the vested portion of any awards as the Committee deems equitable in the circumstances, terminate such awards.

Tax Withholding. Plan participants are responsible for the payment of any Federal, state or local taxes which the Company is required by law to withhold from the value of any award. The Company may deduct any such taxes from any payment otherwise due to the participant. Participants may elect to have such tax obligations satisfied either by authorizing the Company to withhold shares of stock to be issued pursuant to an award under the Plan or by transferring to the Company shares of Common Stock having a value equal to the amount of such taxes.

Amendments and Termination. The Board of Directors may at any time amend or discontinue the Plan and the Committee may at any time amend or cancel outstanding awards (or provide substitute awards at the same or a reduced exercise price, or with no exercise or purchase price) for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may be taken which adversely affects any rights under outstanding awards without the holder's consent. Further, Plan amendments shall be subject to approval by the Company's shareholders if and to the extent required by (i) the New York Stock Exchange rules, or (ii) the Code to ensure that Incentive Stock Options are qualified under Section 422 of the Code.

Change of Control Provisions. The Plan provides that in the event of a "Change of Control" (as defined in the Plan) of the Company, all stock options, SARs and Performance Share Awards shall automatically become fully exercisable. Restrictions and conditions on awards of Restricted Stock shall automatically be deemed waived. In addition, at any time prior to or after a Change of Control, the Committee may accelerate awards and waive conditions and restrictions on any awards to the extent it may determine appropriate.

New Plan Benefits

Because the grant of awards under the Plan is within the discretion of the Compensation Committee, the Company cannot determine the dollar value or number of shares of Common Stock that will in the future be received by or allocated to any participant in the Plan, as amended by the Amendment. Accordingly, in lieu of providing information regarding benefits that will be received under the Plan, as amended by the Amendment, the following table provides information concerning the benefits that were received by the following persons and groups during fiscal 2009: each named executive officer; all current executive officers, as a group; all employees who are not executive officers, as a group; and all non-employee directors, as a group.

	Options		Restricted Stock
Name and Position	**Average Exercise Price**	**Number (#)**	**Number (#)**
Ronald D. Croatti	$27.08	2,500	—
Steven S. Sintros	$28.23	2,000	—
Cynthia Croatti	$27.08	2,000	—
Bruce P. Boynton	$27.08	2,000	—
David A. DiFillippo	$27.08	2,000	—
John B. Bartlett	$27.08	2,000	—
All current executive officers, as a group	$27.27	12,500	—
All employees who are not executive officers, as a group	$27.08	60,600	—
All non-employee directors, as a group	$28.55	9,000	12,000

Tax Aspects Under the U.S. Internal Revenue Code

The following is a general summary of the principal Federal income tax consequences of option and Restricted Stock grants under the Plan. It does not describe all Federal tax consequences under the Plan, including consideration of the particular tax consequences to specific Plan participants under the U.S. Internal Revenue Code of 1986, as amended (the "Code") nor does it describe state or local tax consequences. In light of the foregoing, Plan participants are strongly advised to consult and rely upon the advice of their own tax advisors regarding their specific tax consequences, including applicable U.S. federal, state, local, foreign and other tax consequences.

Incentive Options. Under the Code, an employee will not recognize taxable income by reason of the grant or the exercise of an Incentive Option. If an employee exercises an Incentive Option and does not dispose of the shares until the later of (a) two years from the date the option was granted or (b) one year from the date the shares were transferred to the employee, the entire gain, if any, realized upon disposition of such shares will be taxable to the employee as long-term capital gain, and the Company will not be entitled to any deduction. If an employee disposes of the shares within such one-year or two-year period in a manner so as to violate the holding period requirements (a "disqualifying disposition"), the employee generally will recognize ordinary income in the year of disposition, and the Company will receive a corresponding deduction, in an amount equal to the excess of (1) the lesser of (x) the amount, if any, realized on the disposition and (y) the fair market value of the shares on the date the option was exercised over (2) the option price. Any additional gain realized on the disposition of the shares acquired upon exercise of the option will be taxed as long-term or short-term capital gain and any loss will be taxed as long-term or short-term capital loss depending upon the holding period for such shares. The employee will be considered to have disposed of his shares if he sells, exchanges, makes a gift of or transfers legal title to the shares (except by pledge or by transfer on death). If the disposition of shares is by gift and violates the holding period requirements, the amount of the ordinary income recognized by the employee (and the Company's deduction) is equal to the fair market value of the shares on the date of exercise less the option price. If the disposition is by sale or exchange, the employee's tax basis will equal the amount paid for the shares plus any ordinary income realized as a result of the disqualifying distribution. The exercise of an Incentive Option may subject the employee to the alternative minimum tax. Under current law, an employee will not be subject to FICA (Social Security and Medicare taxes) upon exercise of an Incentive Option or disposition of the shares received pursuant to an Incentive Option. Special rules apply if an employee surrenders shares of Common Stock in payment of the exercise price of his Incentive Option.

An Incentive Option that is exercised in accordance with its terms by an employee more than three months after an employee's employment terminates will be treated as a Non-Qualified Option for Federal income tax purposes. In the case of an employee who is disabled, the three-month period is extended to one year and in the case of an employee who dies, the three-month employment rule does not apply.

Non-Qualified Options. There are no Federal income tax consequences to either the optionee, or the Company on the grant of a Non-Qualified Option. On the exercise of a Non-Qualified Option, the optionee will recognize ordinary compensation income equal to the excess of the fair market value of the Common Stock received on the exercise date over the option price of the shares. The optionee's tax basis for the shares acquired upon exercise of a Non-Qualified Option is equal to the sum of the exercise price of the option and the amount of ordinary income recognized by the optionee. The Company will be entitled to a Federal income tax deduction upon exercise by the optionee in an amount equal to the excess of the fair market value of the option over the exercise price of the option. Upon exercise, the optionee will also be subject to FICA (Social Security and Medicare taxes) on the excess of the fair market value of the option over the exercise price of the option. Upon the sale of the shares acquired by exercise of a Non-Qualified Option, the optionee will recognize long-term or short-term capital gain or loss depending upon his or her holding period for such shares. Special rules apply if an optionee surrenders shares of Common Stock in payment of the exercise price of a Non-Qualified Option.

Restricted Stock. Awards of shares of Restricted Stock, which are subject to a vesting requirement, will generally be treated as ordinary compensation income at the time substantial vesting of the shares of Restricted Stock occurs. A recipient of shares of Restricted Stock, which are not substantially vested, may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares of Restricted Stock. The amount of ordinary compensation income is equal to the amount by which the then fair market value of any shares of Restricted Stock received by the participant exceeds the purchase price, if any, paid by the participant. The Company will receive a tax deduction for the amount of the compensation income recognized by the participant. Restricted Stock awards will also be subject to FICA (Social Security and Medicare taxes) on the amount of compensation income recognized by the participant, at the time such compensation income is recognized. If an election is made in accordance with Section 83(b) of the Code, upon the sale of the shares of Restricted Stock, the recipient of the shares of Restricted Stock will realize long-term or short-term capital gain or loss depending upon his or her holding period for such shares.

Parachute Payments. The exercise of any portion of any option that is accelerated due to the occurrence of a change of control may cause a portion of the payments with respect to such accelerated options to be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Company's Deductions. As a result of Section 162(m) of the Code, the Company's deduction for awards under the Plan may be limited to the extent that the Chief Executive Officer or other executive officer whose compensation is required to be reported in the summary compensation table receives compensation (other than certain performance-based compensation) in excess of $1 million a year.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning our equity compensation plans as of August 29, 2009.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	377,750	$ 31.76	231,950
Equity compensation plans not approved by security holders	—	N/A	—
Total	377,750	$ 31.76	231,950

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for its fiscal year ending August 28, 2010. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 2002. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the Company's independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work. In making its determinations regarding whether to appoint or retain a particular independent registered public accounting firm, the Audit Committee takes into account the views of management. In addition, although not required by law, the Audit Committee will take into account the vote of the Company's shareholders with respect to the ratification of the appointment of the Company's independent registered public accounting firm.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 28, 2010.

OTHER MATTERS

Management is not aware of any other matters which may come before the Annual Meeting; however, if any matters other than those set forth in the attached Notice of Annual Meeting should be properly presented at the Annual Meeting, the persons named in the enclosed proxy intend to take such action as will be, in their discretion, consistent with the best interest of the Company.

Shareholder Proposals

Any shareholder desiring to present a proposal for inclusion in the Company's Proxy Statement in connection with the Company's 2011 Annual Meeting of Shareholders must submit the proposal so as to be received by the Secretary of the Company at the principal executive offices of the Company, 68 Jonspin Road, Wilmington, Massachusetts 01887, not later than August 10, 2010. In addition, in order to be included in the Proxy Statement, such a proposal must comply with the requirements as to form and substance established by applicable laws and regulations.

Shareholders wishing to present business for action, other than proposals to be included in the Company's Proxy Statement, or to nominate candidates for election as Directors at a meeting of the Company's shareholders, must do so in accordance with the Company's By-laws. The By-laws provide, among other requirements, that in order to be presented at the 2011 Annual Meeting of Shareholders, such shareholder proposals or nominations may be made only by a shareholder of record who shall have given notice of the proposal or nomination and the related required information to the Company no earlier than September 13, 2010 and no later than October 29, 2010.

Annual Report on Form 10-K

The Company will provide each shareholder with a copy of its Annual Report on Form 10-K, including the financial statements and schedules to such report but excluding exhibits, required to be filed with the SEC for the Company's most recent fiscal year, without charge, upon receipt of a phone call or written request from such person. Such request must be made to the Company's Investor Services group by calling (978) 658-8888 or by writing to Investor Services, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS USE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

By Order of the Board of Directors,

RAYMOND C. ZEMLIN, Secretary

Wilmington, Massachusetts
December 8, 2009

FOURTH AMENDMENT TO THE

UNIFIRST CORPORATION

AMENDED 1996 STOCK INCENTIVE PLAN

In accordance with the provisions of the UniFirst Corporation 1996 Amended Stock Incentive Plan, as amended (the "Plan"), the Plan is hereby amended as follows:

1. The first sentence of Section 3 of the Plan is hereby amended and restated as follows:

   "The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 1,500,000."

2. This amendment shall be effective upon approval by the shareholders of UniFirst Corporation.

3. Except as modified herein, the Plan is not modified in any respect and remains in full force and effect.

Approved by the Board of Directors: November 10, 2009

Approved by the Shareholders of UniFirst Corporation:

Shareholder Information

Executive Officers

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Bruce P. Boynton
Senior Vice President, Operations

David A. DiFillippo
Senior Vice President, Operations

David M. Katz
Vice President, Sales and Marketing

Steven S. Sintros
Vice President, Finance and Chief Financial Officer

Raymond C. Zemlin
Secretary

Operating & Corporate Officers

John R. Badey
Vice President, Distribution and Engineering

John B. Bartlett
Assistant Secretary and Assistant Treasurer

George J. Bakevich
Vice President, UniTech Services Group

Benjamin F. Childers
Vice President, Western Rental Group

Michael A. Croatti
Vice President, Central Rental Group

Stephen A. Gaykan
Vice President, Manufacturing

Robert A. Kuhn
Vice President, Southern Rental Group

Reis V. LaMontagne
Vice President, Mid-Atlantic Rental Group

Todd T. Lewis
Vice President, First Aid Group

Robert E. Middleton
Vice President, Southwest Rental Group

Shane F. O'Connor
Corporate Controller

Gary L. Rogers
Vice President, Texas Rental Group

William M. Ross
Vice President, Northeast Rental Group

Michael E. Ruttner
Vice President, National Accounts

Michael J. Szymanski
Vice President, Canadian Rental Group

Directors

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Phillip L. Cohen
Retired Partner of an international accounting firm and Certified Public Accountant

Robert F. Collings
President's Council of Massachusetts General Hospital and Board of Advisors of New Boston Real Estate Fund

Anthony F. DiFillippo
Former UniFirst Corporation President

Donald J. Evans
Retired Senior Partner of Goodwin Procter LLP; Former General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue; and Trustee, Massachusetts Eye and Ear Infirmary

Michael Iandoli
Vice President of the Executive Committee of The Larz Anderson Auto Museum and former Senior Executive and President of TAC Worldwide Companies

Thomas S. Postek
Financial Analyst for Geneva Investment Management of Chicago

Form 10-K

Shareholders may obtain without charge a copy of the Company's 2009 Form 10-K. Written requests should be addressed to Steven S. Sintros, *Chief Financial Officer*.

Transfer Agent

Computershare Trust Company, N.A.
Attn: Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Independent Registered Public Accounting Firm

Ernst & Young LLP

Legal Counsel

Goodwin Procter LLP




IN GOD WE TRUST
LIBERTY
2009

Uniforms • Services • Solutions


UniFirst
U1st

68 Jonspin Road | Wilmington, MA 01887-1086 | www.unifirst.com | 978.658.8888

UFC-AR-09